Alamos Gold Inc.

and

Teck Resources Limited

and

Teck Madencilik Sanayi Ticaret A.S.

and

Fronteer Development Group Inc.

and

Fronteer Investment Inc.

and

Fronteer Eurasia Madencilik Anonim Sirketi

SHARE PURCHASE AGREEMENT

For the Purchase of the Shares of

Kuzey Truva Madencilik Sanayi ve Ticaret Anonim Sirketi

and

Dogu Truva Madencilik Sanayi ve Ticaret Anonim Sirketi

and

Fronteer Eurasia Madencilik Anonim Sirketi

December 7, 2009

- i -

- ii -

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of December 7, 2009

AMONG:

ALAMOS GOLD INC. a corporation existing under the laws of the Province of British Columbia having its principal place of business at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5

(“Purchaser”)

AND

TECK RESOURCES LIMITED a corporation existing under the federal laws of Canada having its principal place of business at Suite 3300 - 550 Burrard Street, Vancouver, B.C. Canada V6C 0B3

(“Teck”)

AND

TECK MADENCILIK SANAYI TICARET A.S. a corporation existing under the laws of Turkey having its principal place of business at Turan Günes Bulvari No. 86 Kat 4 Çankaya, Ankara, Turkey

(“Teck Vendor”)

AND

FRONTEER DEVELOPMENT GROUP INC. a corporation existing under the laws of the Province of Ontario having its principal place of business at Suite 1650 – 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

(“Fronteer”)

AND

FRONTEER INVESTMENT INC. a corporation existing under the laws of the Cayman Islands having its principal business address at P.O. Box 1034 GT, Harbour Place, 4th Floor, 103 South Church Street, Grand Cayman, Cayman Islands

(“Fronteer Vendor”)

AND

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI, a corporation existing under the laws of Turkey having is principal place of business at Nilgün Sokak No. 14/15 Çankaya, Ankara, Turkey

(“Fronteer Eurasia”)

WHEREAS:

A.          Teck Vendor and the TS Teck Minority Shareholders are the legal and beneficial owners of 60% of the issued and outstanding shares of Kuzey Truva and Dogu Truva;

B.          Fronteer Vendor and the FE Minority Shareholders are the legal and beneficial owners of 100% of the issued and outstanding shares of Fronteer Eurasia which, together with the TS Fronteer Minority Shareholder, hold 40% of the issued and outstanding shares of Kuzey Truva and Dogu Truva;

C.          Kuzey Truva and Dogu Truva own 100% of the Agi Dagi and Kirazli gold projects located in the Biga Peninsula of Western Turkey and certain other Assets related to such projects;

D.          Teck Vendor has agreed to sell or cause to be sold to the Purchaser and the Purchaser has agreed to purchase from Teck Vendor 60% of the issued and outstanding shares of Kuzey Truva and Dogu Truva;

E.          Fronteer Vendor has agreed to sell or cause to be sold to the Purchaser and the Purchaser has agreed to purchase from Fronteer Vendor 100% of the issued and outstanding shares of Fronteer Eurasia on the terms and conditions hereinafter set forth; and

F.          Teck and Fronteer are the principal shareholders of Teck Vendor and Fronteer Vendor respectively and have become parties to this Agreement for the purpose of severally covenanting with the Vendors to indemnify the Purchaser in the manner hereinafter provided.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

PART 1
INTERPRETATION

1.1          Definitions

In this Agreement, the words defined above have the meanings ascribed thereto and the following words and phrases shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(b)

“Agi Dagi Amalgamation” means the merger and reduction of the Agi Dagi Operation Licenses in order to address gaps in boundaries to certain licenses, all in accordance with the map appended as the Plan of Amalgamation in Schedule “L”;

(c)	“Agi Dagi Operation Licences” means those licences indicated on Table 1 set out on Schedule “L”;

(d)	“Agreement” shall mean this Share Purchase Agreement, together with the recitals above and the Schedules hereto, as amended, supplemented or otherwise modified from time to time;

(e)	“Alamos Shares” means the common shares of the Purchaser;

(f)	“Assets” means all property or assets of any nature or kind, whether real or personal, tangible or intangible, corporeal or incorporeal, and includes any rights or interest therein;

(g)

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, award, determination, direction or decree of any Government Authority, whether or not having the force of law, having jurisdiction over such Person;

(h)

“Authorized Signatories” means, in respect of any entity, all persons designated under the signature circular or constating documents of such entity who are authorized to represent and bind such entity;

(i)

“Books and Records” means all books, accounts, records, files, documents and other written information relating to the Turkish Subsidiaries and Fronteer Eurasia, their respective Assets and businesses which are situated at their offices or otherwise under their control;

(j)

“Buildings” means the storage facilities, offices and other buildings, structures and infrastructure situated on the Property, including all fixtures and improvements forming part thereof as set out on Schedule “A”;

(k)	“Business Day” means any day, other than a Saturday, Sunday or any statutory holiday, when banks are open for business in the city of Vancouver, British Columbia, Canada and in Ankara, Turkey;

(l)

“Business Information” means all financial, operating, technical and other information and data in whatever form and however communicated, developed, conceived, originated or obtained in connection with the Project, including exploration results, metallurgical test results, engineering studies, mine plans, feasibility reports and calculations of mineral reserves and resources, in the possession of, or owned by, the Vendors or their Subsidiaries but expressly excludes any such information pertaining to any other project or business of the Vendors and their Subsidiaries, and for clarity does not include “know- how”, which includes general industry knowledge and information respecting the political situation, infrastructure, policies, commercial practices, protocol, community relations and similar information, contacts and processes particular to Turkey and the mining industry in Turkey;

(m)	“Closing” means the completion of the transactions of purchase and sale contemplated in this Agreement;

(n)	“Closing Date” means December 17, 2009 or such other date as may be agreed to in writing by the parties on which the Closing takes place;

(o)	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date or such other time as may be agreed to in writing by the parties;

(p)	“Consents and Notices” means:

(i) all requirements of any Government Authorities;

(ii) all Authorizations

(iii) all consents, approvals or notices required to be given to or received from any Person pursuant to a Material Contract;

(iv) all filings, registrations or notices to any Government Authority required under Law; and

(v) the expiration of all notice periods established under Law, established by any Government Authority or established pursuant to any Material Contract,

necessary to permit the consummation of the transactions contemplated by this Agreement;

(q)

“Corporate Records” means the corporate records of the Turkish Subsidiaries and Fronteer Eurasia, including constating documents, share registers, registers of directors and Authorized Signatories, list of bank accounts and signing authorities and minutes of shareholders’ and directors’ meetings;

(r)	“Covenantors” means Teck and Fronteer;

(s)

“Dogu Truva” means Dogu Truva Madencilik Sanayi ve Ticaret Anonim Sirketi a joint stock company existing under the laws of Turkey, which is owned, as to 60%, by the Teck Vendor and the TS Teck Minority Shareholders and 40% owned by Fronteer Eurasia and the TS Fronteer Minority Shareholder;

(t)	“Dogu Truva Financial Statements” means the audited financial statements of Dogu Truva for the financial years ended 2008 and 2009, attached as Schedule “B”;

(u)

“Dogu Truva Shares” means 100% of the issued and outstanding shares of Dogu Truva each having a nominal value of 1 (one) TL which are legally and beneficially owned by Teck Vendor, Fronteer Eurasia and the TS Minority Shareholders;

(v)

“Employee Plan” means any retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other employee compensation or benefit plan, arrangement, policy, program or practice (whether provided on a pre- or post-retirement basis) which is maintained, or otherwise contributed to or required to be contributed to, by the Turkish Subsidiaries or Fronteer Eurasia;

(w)

“Employment Legislation” means, collectively, Laws relating to or regulating employment, including those relating to wages, hours, collective bargaining and concerted employee activity, occupational health and safety, mine safety, non- discrimination laws, hazardous materials, employment standards, whistleblowers and non-retaliation, leaves of absence, plant closing or mass layoffs, job training, pay equity and workers’ compensation applicable in Turkey or in any other jurisdiction in which the Turkish Subsidiaries or Fronteer Eurasia conduct business;

(x)

“Encumbrance” means any lien, charge, pledge, hypothecation, security interest, title retention right, including any agreement to give any of the foregoing, or other encumbrance of any nature or kind whatsoever;

(y)	“Environmental Authorities” means Government Authorities having jurisdiction under any applicable Environmental Laws;

(z)

“Environmental Laws” means all federal, state, regional, municipal, and local laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, policies, guidelines, requirements, directives, Judgments and other requirements of any government or political subdivision, agency or instrumentality or of any court, tribunal or other similar body, relating to health, safety, protection or preservation of the environment or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, release, transport, sale or handling of Hazardous Substances;

(aa)

“Equipment” means all equipment, machinery or other personal property located on the Property or being used or purchased for the Project listed or generally described on Schedule “A”, excepting the Excluded Equipment;

(bb)	“Excluded Assets” means the excluded Assets listed or generally described on Schedule “A”;

(cc)	“Excluded Equipment” means the excluded equipment listed or generally described on Schedule “A” together with all accessories, spare parts and accessions to such excluded equipment;

(dd)

“FE Minority Shareholders” means Fronteer, Fronteer Holdings Inc., Mark Gerard O’Dea and NewWest Gold Corporation, collectively holding 0.0008% of the issued and outstanding shares in the capital of Fronteer Eurasia;

(ee)

“Fronteer Eurasia Assets” means a nominal amount of cash, its interest in the Turkish Subsidiaries, value added tax (VAT) receivable, deferred exploration costs relating to the Project, deposits receivable in respect of the Fronteer Eurasia Concessions, a portion of which is anticipated to be returned to Fronteer Eurasia at Fronteer Vendor’s expense as a cash payment to the extent that such monies relate solely to the Fronteer Eurasia Concessions and do not relate in any other manner to the Turkish Subsidiaries or Fronteer Eurasia, receivables from the Turkish Subsidiaries referenced in Section 3.3(c)(iii) and Tax losses;

(ff)	“Fronteer Eurasia Audited Financial Statements” means the audited financial statements of Fronteer Eurasia for the financial years ended 2008 and 2007;

(gg)

“Fronteer Eurasia Concessions” means all mineral licenses and concessions held by Fronteer Eurasia which were transferred from or abandoned by Fronteer Eurasia as part of the Fronteer Eurasia Reorganization;

(hh)

“Fronteer Eurasia Financial Statements” means the unaudited financial statements of Fronteer Eurasia for the financial years ended 2008 and 2007 and the unaudited interim financial statements of Fronteer Eurasia for the most recently completed interim period, attached as Schedule “B”;

(ii)	“Fronteer Eurasia Payable” means a payable owing by Fronteer Eurasia to Fronteer Vendor which payable shall be assigned by Fronteer Vendor to the Purchaser on Closing;

(jj)

“Fronteer Eurasia Reorganization” means the reorganization of Fronteer Eurasia including conversion of Fronteer Eurasia to a joint stock company and the sale by Fronteer Eurasia of all of its Assets, other than the shares of the Turkish Subsidiaries, to a related party of Fronteer such that as at the Closing, Fronteer Eurasia shall own no Assets other than the Fronteer Eurasia Assets and shall have no liabilities other than the Fronteer Eurasia Payable;

(kk)

“Fronteer Eurasia Shares” means an aggregate of 547,003 shares each having a nominal value of 25 (twenty-five) TLs representing 100% of the issued and outstanding shares of Fronteer Eurasia which are legally and beneficially owned by Fronteer Vendor and the FE Minority Shareholders;

(ll)

“Fronteer Subscription Agreement” means a subscription agreement substantially in the form attached as Schedule “H” evidencing the Fronteer’s subscription to purchase 1,600,000 Alamos Shares for the Subscription Price;

(mm)	“Government Authority” means:

(i) any domestic or foreign, national, federal, provincial, state, regional, municipal, county or other local government;

(ii)

any body exercising any statutory, regulatory, expropriation or taxing authority on behalf or under the authority of any of the governments described in (i) above or any Laws, including any ministry, directorate, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof;

(iii)

any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority operating under the authority of any of the governments described in (i) above or any Laws; and

(iv) any domestic or foreign judicial, quasi-judicial or administrative court, tribunal, commission, board or panel acting under the authority of any of the governments described in (i) above or any Laws;

(nn)

“Hazardous Substances” means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, solid waste, hazardous waste, hazardous material or hazardous substance including, but not limited to, any material regulated because of its effect or potential effect on health, safety or the environment; all as defined in or pursuant to any Environmental Law;

(oo)	“Judgment” means, any judgment, decree, order, decision, injunction, award or ruling of any Government Authority;

(pp)

“Kuzey Truva” means Kuzey Truva Madencilik Sanayi ve Ticaret Anonim Sirketi, a joint stock company existing under the laws of Turkey, which is owned, as to 60%, by the Teck Vendor and the TS Teck Minority Shareholders and 40% owned by Fronteer Eurasia and the TS Fronteer Minority Shareholder;

(qq)	“Kuzey Truva Financial Statements” means the audited financial statements of Kuzey Truva for the financial years ended 2008 and 2009, attached as Schedule “B”;

(rr)

“Kuzey Truva Shares” means 100% of the issued and outstanding shares of Kuzey Truva each having a nominal value of 1 (one) TL which are legally and beneficially owned by Teck Vendor, Fronteer Eurasia and the TS Minority Shareholders;

(ss)

“Laws” means all domestic or foreign federal, national, provincial, state, regional, municipal, local or other constitutions, treaties, laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, communiqués, policies, voluntary restraints, guidelines, requirements, directives and any Judgments, including general principles of civil or common law, binding on or affecting the Person referred to in the context in which such word is used;

(tt)

“material” means, other than in Section 9.1(c), with respect to any fact, circumstance, term, Asset, agreement, obligation, liability, covenant, sale, disposition, expenditure, event, change, compliance, breach, violation, default or other action, occurrence or effect (collectively, for purposes of this definition and the definition of “Materially Adverse” below, a “fact”) with respect to any Person, a fact which is material to the financial condition, operations, results of operations, business, properties, Assets, capital, prospects, rights or liabilities (collectively, for purposes of this definition and the definition of “Materially Adverse” below, the “condition”) of that Person, provided that, for all purposes of this Agreement, a fact, shall be deemed not to be material to a Person unless it affects or would reasonably be expected to affect the condition of such Person to an extent of not less than US$1,000,000;

(uu)

“Materially Adverse” means in this Agreement (other than in Section 9.1(c) where a separate definition is provided), with respect to a Person, a fact that is or would reasonably be expected to be material and adverse to the condition of that Person and when considered from the long-term perspective of a reasonable Person, provided that, for all purposes of this Agreement:

(i)

a fact shall be deemed NOT to be Materially Adverse to a Person unless the effect of such fact is or would reasonably be expected to be, or, in the case of any fact described in Sections 3.1, 3.2, 3.3, 3.4 or 4.1, is, or would reasonably be expected to be, when combined with any other fact described in Sections 3.1, 3.2, 3.3, 3.4 or 4.1 (without duplication), material and adverse to the condition of such Person, to an extent of not less than US$1,000,000; and

	(ii)	the burden of proving the existence of a Materially Adverse fact lies with the Party claiming such fact; and

provided further that a fact shall be deemed NOT to be Materially Adverse if it consists of, or results from, any change, effect, event, circumstance, action or occurrence:

	(iii)	in or relating to the Canadian or Turkish economy or financial, credit or securities markets in general including, without limitation, any reduction in major markets indices;

	(iv)	in or relating to currency exchange rates;

	(v)	in or relating to the industry in which the Person or any of its Subsidiaries operates or the markets or prices for any of the commodities the Person or any of its Subsidiaries produces;

	(vi)	reasonably attributable to the announcement of the transactions contemplated hereby;

	(vii)	in or relating to Canadian or Turkish generally accepted accounting principles or regulatory accounting requirements;

	(viii)	in or relating to any Laws or other requirements of any Government Authority of general application or any interpretation thereof by any Government Authority;

(ix)

in or relating to acts of God, any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or civil unrest, except to the extent that such acts of God, hostilities, war, terrorism or civil unrest adversely affect the condition of that Person and its Subsidiaries, in a manner distinct from and with a materially disproportionate effect than it affects other operations of a similar business in Turkey;

(x)

in or relating to changes affecting generally any of the industries in which the Assets of the Person are used, including changes due to disruption of power, utilities, supply and transportation systems, except to the extent that such changes adversely affect the condition of that Person and its Subsidiaries, in a manner distinct from and with a materially disproportionate effect than it affects other operations of a similar business in Turkey;

	(xi)	in or relating to the consummation of the transactions contemplated by this Agreement;

	(xii)	in or relating to any change in the market price or trading volume of any of the securities of the Purchaser;

	(xiii)	in or relating to any change in climate or weather; or

	(xiv)	in or relating to any matter of which the Purchaser has knowledge of on the date of this Agreement;

(vv)

“Material Contracts” means those subsisting agreements, contracts, memorandum of understandings, instruments, leases, permits, licenses (including mining licenses) and other commitments, oral or written, entered into by Kuzey Truva, Dogu Truva or Fronteer Eurasia or by which Kuzey Truva, Dogu Truva or Fronteer Eurasia is bound, which:

	(i)	have individual payment obligations on the part of any of Kuzey Truva, Dogu Truva or Fronteer Eurasia that exceed US$1,000,000;

	(ii)	are for a term extending beyond one year after the Closing Date;

	(iii)	have been entered into out of the ordinary course of business; or

(iv)

require the Turkish Subsidiaries or Fronteer Eurasia to pay a royalty to a third party other than royalties or similar payments required to be paid to any Government Authority or otherwise under applicable Laws;

(ww)	“Mining Department” means General Directorate of Mining Affairs of the Ministry of Energy and Natural Resources of the Republic of Turkey;

(xx)	“Parties” means the Vendors, the Purchaser, Teck, Fronteer and Fronteer Eurasia;

(yy)

“Person” includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof or heirs, successors and assigns of such persons as the context may require;

(zz)

“Proceeding” means any action, cause of action, suit or proceeding, including appeals or applications for review, before or by any Government Authority, arbitrator or arbitration board or any investigation or inquiry by any Government Authority;

(aaa)	“Products” means all ores, concentrates, minerals and mineral resources produced from the Property;

(bbb)

“Production Decision Bonuses” means certain production bonuses to be paid by Fronteer to Teck Vendor within 60 days of the commencement of commercial production from certain of the areas comprising the Property, pursuant to two Memoranda of Understanding both between Fronteer and Teck Vendor, one respecting the Agi Dagi Property dated April 27, 2004 and the other respecting the Kirazli Property dated May 6, 2004;

(ccc)

“Project” means the Agi Dagi and Kirazli gold projects located in Biga Peninsula of Western Turkey, including the Property, Project Assets, Buildings, Equipment, Project Specific Information and any other Assets related thereto of Kuzey Truva and Dogu Truva;

(ddd)

“Project Assets” means the Etili Camp Complex, all associated drill core, drill data and other technical information associated with the Project and all the Fronteer Eurasia Assets associated with the Project of any kind whatsoever, other than Excluded Equipment;

(eee)

“Project Specific Information” means that specific part of the Business Information consisting of written, electronic or digital technical information with respect to the Project limited to drill logs, assay data from drill core, calculations of mineral reserves and resources, economic studies on the Project, metallurgical test results and engineering studies;

(fff)	“Property” has the meaning ascribed to that term in Section 3.3(e)(i);

(ggg)	“Purchase Price” has the meaning ascribed to that term in Section 2.1;

(hhh)	“Purchased Shares” means Teck Vendor’s Shares and Fronteer Eurasia Shares;

(iii)	“Purchaser’s Certificate” means the certificate to be delivered at Closing under Subsection 9.1(d)(vii);

(jjj)	“Purchaser’s Solicitors” means the law firm of Axium Law Corporation;

(kkk)	“Purchaser’s Fronteer Losses” has the meaning ascribed to that term in Section 10.2;

(lll)	“Purchaser’s Teck Losses” has the meaning ascribed to that term in Section 10.1;

(mmm)	“Purchaser’s Turkish Solicitors” means Cakmak Avukatlik Burosu;

(nnn)

“Subscription Price” means the subscription price per Alamos Shares, in accordance with the TSX Private Placement Acceptance, which is confirmed in writing by the Purchaser and the Vendors prior to Closing;

(ooo)	“Subsidiary” means in relation to a Person, a body corporate, that is a subsidiary of such Person within the meaning of the Securities Act (British Columbia);

(ppp)

“Tax” means all forms of direct or indirect taxation, duties, levies, charges, fees, withholding (including but not limited to health, welfare, social security, employment and similar payments) and imposts, whether payable directly or indirectly, in Turkey, including corporate tax, partnership tax (or any other business tax), income tax, value added tax, stamp tax, Resource Utilization Support Fund (KKDF), banking and insurance transactions tax, municipality taxes, social security taxes, customs and other import duties, capital gains tax, withholding tax on securities trading transactions and service arrangements with foreign counterparts, expenses, penalties and interest relating to the foregoing or resulting from a failure to comply with any provisions of any enactment relating to any of the foregoing (including Turkish transfer pricing and Turkish thin capitalization rules);

(qqq)	“Tax Laws” means all Canadian or Turkish Laws relating to Taxes, including estimated Taxes, that are applicable to a Person;

(rrr)	“Teck Dogu Truva Shares” means an aggregate of 4,867,600 shares in the capital of Dogu Truva legally and beneficially owned by Teck Vendor, as more particularly described in Schedule “E”;

(sss)	“Teck Kuzey Truva Shares” means an aggregate of 9,743,200 shares in the capital of Kuzey Truva legally and beneficially owned by Teck Vendor, as more particularly described in Schedule “E”;

(ttt)

“Teck Minority Dogu Truva Shares” means the shares in the capital of Dogu Truva which are legally and beneficially owned by the TS Teck Minority Shareholders as more particularly described in Schedule “E”;

(uuu)

“Teck Minority Kuzey Truva Shares” means the shares in the capital of Kuzey Truva which are legally and beneficially owned by the TS Teck Minority Shareholders as more particularly described in Schedule “E”;

(vvv)

“Teck Subscription Agreement” means a subscription agreement in substantially the form attached as Schedule “H” evidencing Teck’s irrevocable subscription to purchase 2,400,000 Alamos Shares for the Subscription Price;

(www)

“Teck Vendor’s Shares” means the Teck Kuzey Truva Shares and the Teck Minority Kuzey Truva Shares, collectively representing 60% of the Kuzey Truva Shares and the Teck Dogu Truva Shares and the Teck Minority Dogu Truva Shares, collectively representing 60% of the Dogu Truva Shares;

(xxx)	“Termination Date” means January 29, 2010;

(yyy)	“TL” means Turkish Lira, the currency used in Turkey;

(zzz)	“TS Fronteer Minority Shareholder” means Mustafa Ender Ozaydin who holds 100 shares in each of the Turkish Subsidiaries;

(aaaa)	“TS Minority Shareholders” means collectively the TS Teck Minority Shareholders and the TS Fronteer Minority Shareholder;

(bbbb)	“TS Teck Minority Shareholders” means Nurettin Ahi and Tayfun Hasan Cerrah each holding 100 shares in each of the Turkish Subsidiaries;

(cccc)	“TSX” means the Toronto Stock Exchange;

(dddd)

“TSX Private Placement Acceptance” means the acceptance for filing by the TSX of the private placement of the aggregate Alamos Shares to be subscribed for under the Teck Subscription Agreement and the Fronteer Subscription Agreement”

(eeee)

“Tuprag Royalty” and “Tuprag Royalty Agreement” mean, respectively, the 2% Net Smelter Return Royalty payable to Tuprag Metal Madencilik Sanayi ve Ticaret Anonim Sirketi (“Tuprag”) pursuant to the Terms of Agreement between Tuprag and Cominco Madencilik Sanayi A.S. dated November 1, 1995;

(ffff)	“Turkish Subsidiaries” means Kuzey Truva and Dogu Truva;

(gggg)	“Vendors” means Teck Vendor and Fronteer Vendor;

(hhhh)	“Vendors’ Certificate” means the certificate to be delivered by the Vendors and the Covenantors at Closing under Subsection 8.1(f)(vii);

(iiii)	“Vendor’s’ Losses” has the meaning ascribed thereto in Section 10.4;

(jjjj)	“Vendors’ Solicitors” means the law firm of Lang Michener LLP; and

(kkkk)	“Vendor’s Turkish Solicitors” means Hergüner Bilgen Özeke Attorney Partnership.

1.2          Schedules

The following are the Schedules to this Agreement and are incorporated into and form an integral part of this Agreement:

Schedule “A”	Buildings, Assets, Equipment
Schedule “B”	Financial Statements
Schedule “C”	Property
Schedule “D”	Directors and Authorized Signatories

Schedule “E”	Share Capital
Schedule “F”	Bank Accounts
Schedule “G”	Authorizations
Schedule “H”	Form of Subscription Agreement
Schedule “I”	Form of Transition Services Agreement
Schedule “J”	Insurance Policies
Schedule “K”	Form of Minority Share Transfer Agreement
Schedule “L”	Agi Dagi Operation Licences and Plan of Amalgamation

1.3          Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)	“this Agreement” means this Agreement, including the recitals and Schedules hereto, as it may from time to time be supplemented or amended;

(b)

all references in this Agreement to a designated “Part”, “Section”, “Subsection”, or other subdivision, or to a “Schedule”, is to the designated Part, Section, Subsection or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Part, Section, Subsection or other subdivision or Schedule;

(d)	the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender;

(e)

the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(f)

all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in Canada, applied on a consistent basis with prior years;

(g)

except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(h)

where the phrase “to the best of the knowledge of” or phrases of similar import are used in this Agreement, it shall be a requirement that the person in respect of whom the phrase is used shall have made such due enquiries as are reasonably necessary to enable such person to make the statement or disclosure;

(i)

the headings to the Parts, Sections and Subsections of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(j)	any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(k)

the representations, warranties, covenants and agreements contained in this Agreement shall not merge at the Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement;

(l)

unless otherwise specifically noted, all references to money in this Agreement are or shall be to money in lawful money of the United States. If it is necessary to convert money from such currency to lawful money of Canada, such money shall be converted to lawful money of Canada using the exchange rate published by the Royal Bank of Canada in effect at the Closing Date; and

(m)	if any action is required to be taken under this Agreement on a day that is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.4          Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia (and the federal laws of Canada applicable therein), and any disputes arising out of or in connection with the Agreement shall be exclusively resolved by the courts of Vancouver, British Columbia.

1.5          Severability

If an arbitrator, court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

1.6          Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof, including the offer letter from the Purchaser to the Covenantors dated September 22, 2009.

1.7          Waiver

If any party breaches any provision of this Agreement, the failure of any other party to require strict performance shall not constitute a waiver of such breach or otherwise prejudice the other party from subsequently enforcing the provisions hereof as they relate to the breach in question or any similar or other breach. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) of this Agreement, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing duly executed by the party to be bound thereby.

PART 2
PURCHASE AND SALE

2.1          Purchase and Sale of the Purchased Shares

Subject to the terms and conditions of this Agreement and the fulfillment or waiver of the conditions precedents as set out in Parts 7, 8 and 9 of this Agreement:

(a)	Teck Vendor agrees to sell Teck Vendor’s Shares to the Purchaser, free and clear of all Encumbrances and together with full legal and beneficial title;

(b)	Fronteer Vendor agrees to sell Fronteer Eurasia Shares to the Purchaser, free and clear of all Encumbrances and together with full legal and beneficial title,

and the Purchaser agrees to purchase Teck Vendor’s Shares and Fronteer Eurasia Shares from Teck Vendor and Fronteer Vendor, respectively, in consideration for payment in cash by the Purchaser in the amount of US$40,000,000 plus the aggregate subscription price under the Teck Subscription Agreement and the Fronteer Subscription Agreement (collectively, the “Purchase Price”) allocated between Teck Vendor and Fronteer Vendor as set out in Section 2.3.

2.2          Subscription for Alamos Shares

Subject to the terms and conditions hereof, on the Closing Date, prior to and as a condition to the completion of the purchase and sale of the Purchased Shares, Teck shall subscribe to purchase from Alamos an aggregate of 2,400,000 Alamos Shares at the Subscription Price pursuant to the Teck Subscription Agreement and Fronteer shall subscribe to purchase from Alamos an aggregate of 1,600,000 Alamos Shares at the Subscription Price pursuant to the Fronteer Subscription Agreement, and such subscriptions shall occur on the Closing Date if the Closing occurs. If the Closing does not occur in accordance with this Agreement, and this Agreement is terminated, the Parties acknowledge and confirm that the Teck Subscription Agreement and the Fronteer Subscription Agreement shall terminate under the respective terms of such subscription agreements and shall be deemed terminated, and shall be returned to Teck and Fronteer, as applicable, by Purchaser’s Counsel.

2.3	Payment of Subscription Amounts and Allocation and Payment of Purchase Price

(a)

Payment of Subscription Amounts – On the Closing Date, Teck shall submit the aggregate subscription amount payable under the Teck Subscription Agreement and Fronteer shall submit the aggregate subscription amount payable under the Fronteer Subscription Agreement to Purchaser’s Counsel to be held in trust until Purchaser’s Counsel and Vendors’ Counsel have all confirmed in writing to each other that all conditions to Closing set out in Part 7, Part 8 and Part 9 hereof have been fulfilled, and upon all such confirmations being delivered, Purchaser’s Counsel shall then release the Purchase Price to the Vendors in accordance with this Agreement;

	(b)	Allocation and Payment of Purchase Price - The Purchase Price shall be allocated between Teck Vendor and Fronteer Vendor and paid at the Closing Time as follows:

(i)

the sum of US$24,000,000 plus the aggregate subscription amount under the Teck Subscription Agreement by wire transfer thereof to Teck Vendor to such bank account as Teck Vendor notifies the Purchaser in writing; and

(ii)

the sum of US$16,000,000 plus the aggregate subscription price under the Fronteer Subscription Agreement by wire transfer thereof to Fronteer Vendor to such bank account as Fronteer Vendor notifies the Purchaser in writing, provided that payment by the Purchaser to the bank account notified by Teck Vendor shall be deemed to be payment to Teck Vendor and the TS Teck Minority Shareholders and payment by the Purchaser to the bank account notified by Fronteer Vendor shall be deemed to be payment to Fronteer Vendor, the TS Fronteer Minority Shareholder and the FE Minority Shareholders.

PART 3
REPRESENTATIONS AND WARRANTIES
OF THE VENDORS AND COVENANTORS

3.1          Representations and Warranties of the Vendors and Covenantors

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, Teck and Teck Vendor jointly and severally represent and warrant with respect only to such entities, and Fronteer and Fronteer Vendor jointly and severally represent and warrant with respect only to such entities, as representations and warranties that are true and correct as at the date of this Agreement and that shall be true and correct on the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)

Incorporation and Status of each Vendor – Each Vendor and Covenantor is a body corporate duly formed, organized and validly subsisting under the laws of the jurisdiction of its incorporation or organization and is duly qualified to carry on business in the jurisdictions in which it carries on business or owns Assets;

(b)

Power and Authority – Each Vendor has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which each Vendor is or becomes a party, to perform its obligations hereunder and thereunder, and to transfer the legal and beneficial title to and ownership of Teck Vendor’s Shares and Fronteer Eurasia Shares, as applicable, to the Purchaser, free and clear of all Encumbrances. Each Covenantor has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which each Covenantor is or becomes a party, to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of the Vendors and Covenantors has been duly authorized by all necessary corporate action on the part of each of the Vendors and Covenantors and no other corporate proceedings on the part of each of the Vendors and Covenantors is necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)

Agreement Valid – This Agreement has been duly executed and delivered by each of the Vendors and the Covenantors and constitutes a legal, valid and binding obligation of each of the Vendors and Covenantors, enforceable against each of the Vendors and Covenantors in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally;

(d)

No Violation – The execution and delivery by each of the Vendors and Covenantors of this Agreement and performance by each of the Vendors and Covenantors of their obligations hereunder and the transactions contemplated hereby, including, but not limited to transferring the legal and beneficial title to and ownership of Teck Vendor’s Shares or Fronteer Eurasia Shares as applicable, to the Purchaser, will not result in:

(i)

a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

	(1)	the Vendors’, the Covenantors’, the Turkish Subsidiaries’ constating documents or any resolution of their directors or shareholders;

	(2)	to its knowledge, any Judgment; or

(3)

any agreement, arrangement or understanding to which the Vendors, the Covenantors, or the Turkish Subsidiaries are a party or by which any of them or their properties is bound or affected that, individually or in the aggregate, could reasonably be expected to be Materially Adverse to the Turkish Subsidiaries taken as a whole;

(ii)	a material breach of any applicable corporate or securities Law; or

(iii)

the imposition of any Encumbrance upon any of Teck Vendor’s Shares or Fronteer Eurasia’s Shares, or any other Asset of the Turkish Subsidiaries, that, individually or in the aggregate, could reasonably be expected to be Materially Adverse to the Turkish Subsidiaries taken as a whole;

(e)	Consents and Approval – There is no requirement for the Vendors to give or receive any Consents and Notices or obtain any Authorization in order for the Vendors:

	(i)	to consummate the transactions contemplated by this Agreement;

	(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Vendors under this Agreement; or

	(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(f)

Acts of Bankruptcy – None of the Vendors and the Covenantors has proposed a compromise or arrangement to its creditors generally, has taken any proceeding with respect to such a compromise or arrangement, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed in respect of any part of its Assets and at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to such Vendor or Covenantor and no petition for a receiving order in bankruptcy is filed against it;

(g)

Litigation – To the best of the knowledge of the Vendors and the Covenantors, there are no material Proceedings pending for which process has been officially served, in accordance with the Laws, on the Turkish Subsidiaries, the Vendors and/or the Covenantors relating to the Turkish Subsidiaries, the Project, the Authorizations or affecting the title or the ownership interests in the Teck Vendor’s Shares and Fronteer Eurasia Shares or the interest of Fronteer Eurasia in the Turkish Subsidiaries, and there is no reasonable basis for any such proceeding notice of which has been given in writing to the Turkish Subsidiaries, the Vendors and/or the Covenantors, and there are no Judgments outstanding against the Turkish Subsidiaries, the Vendors or the Covenantors

relating to the Turkish Subsidiaries, the Project, the Authorizations or affecting the title or the ownership interests in the Teck Vendor’s Shares and Fronteer Eurasia Shares or the interest of Fronteer Eurasia in the Turkish Subsidiaries; and

(h)

Compliance with Laws – The Vendors or the Covenantors are not in breach of any Laws which may have a Materially Adverse effect on Kuzey Truva, Dogu Truva or their business and operations concerning the Project and have not received any notice or claim of any alleged breach or violation of any Laws.

3.2          Representations and Warranties of Fronteer Eurasia, Fronteer Vendor and Fronteer

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, Fronteer Eurasia, Fronteer Vendor and Fronteer jointly and severally represent and warrant, as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)

Incorporation and Status of Fronteer Eurasia– Fronteer Eurasia is a body corporate duly formed, organized and validly subsisting under the laws of the jurisdiction of its incorporation or organization and is duly qualified to carry on business in the jurisdictions in which it carries on business or owns Assets;

(b)

Power and Authority – Fronteer Eurasia has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which Fronteer Eurasia is or becomes a party, to perform its obligations hereunder and thereunder, as applicable, to the Purchaser. The execution and delivery of this Agreement by Fronteer Eurasia has been duly authorized by all necessary corporate action on the part of Fronteer Eurasia and no other corporate proceedings on the part of Fronteer Eurasia are necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)

Agreement Valid – This Agreement has been duly executed and delivered by Fronteer Eurasia and constitutes a legal, valid and binding obligation of Fronteer Eurasia, enforceable against it in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally;

(d)

No Violation – The execution and delivery by Fronteer Eurasia of this Agreement and performance by Fronteer Eurasia of its obligations hereunder and the transactions contemplated hereby, including, but not limited to transferring the legal and beneficial title to and ownership of Fronteer Eurasia Shares to the Purchaser, will not result in:

(i)

a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

		(1)	Fronteer Eurasia’s, Kuzey Truva’s or Dogu Truva’s constating documents or any resolution of their directors or shareholders;

	(2)	to its knowledge, any Judgment; or

(3)

any agreement, arrangement or understanding to which Fronteer Eurasia, Kuzey Truva or Dogu Truva are a party or by which any of them or their properties is bound or affected that, individually or in the aggregate, could reasonably be expected to be Materially Adverse to Kuzey Truva, Dogu Truva and Fronteer Eurasia;

(ii)	a material breach of any applicable corporate or securities Law; or

(iii)

the imposition of any Encumbrance upon any of Fronteer Eurasia Shares, or any other Asset of Kuzey Truva, Dogu Truva or Fronteer Eurasia, that, individually or in the aggregate, could reasonably be expected to be Materially Adverse to Fronteer Eurasia, Kuzey Truva and Dogu Truva;

(e)	Consents and Approval – Fronteer Eurasia is not required to give or receive any Consents and Notices in order for Fronteer Eurasia:

	(i)	to consummate the transactions contemplated by this Agreement;

	(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by Fronteer Eurasia under this Agreement; or

	(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(f)

Acts of Bankruptcy – Fronteer Eurasia has not proposed a compromise or arrangement to its creditors generally, has not taken any proceeding with respect to such a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound- up, has not taken any proceeding to have a receiver appointed of any part of its Assets and at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to Fronteer Eurasia and no petition for a receiving order in bankruptcy is filed against it;

(g)

Litigation – To the best of the knowledge of Fronteer Eurasia, Fronteer Vendor and Fronteer, there are no material Proceedings pending for which process has been officially served, in accordance with the Laws, on Fronteer Eurasia, Fronteer Vendor and/or Fronteer relating to Fronteer Eurasia, the Project, Authorizations or affecting the title or the ownership interests in the Fronteer Eurasia Shares and there is no reasonable basis for any such proceeding notice of which has been given in writing to Fronteer Eurasia, Fronteer Vendor and/or Fronteer, and there are no Judgments outstanding against Fronteer Eurasia, Fronteer Vendor or Fronteer affecting the title or the ownership interests in the Fronteer Eurasia Shares or the direct or indirect interest of Fronteer Eurasia, Fronteer Vendor or Fronteer in the Turkish Subsidiaries or the Project or, the Authorizations; and

(h)

Compliance with Laws – None of Fronteer Eurasia, Fronteer Vendor and Fronteer is in breach of any Laws which may have a Materially Adverse effect on Kuzey Truva, Dogu Truva, Fronteer Eurasia or their business and operations concerning the Project and none of such Parties has received any notice of any alleged breach or violation of any Laws.

3.3          Representations and Warranties of the Vendors and Covenantors Relating to Kuzey Truva and Dogu Truva

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, Teck and Teck Vendor jointly and severally represent and warrant with respect to such parties only, and Fronteer and Fronteer Vendor jointly and severally represent and warrant with respect to such parties only, as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Corporate Status, Authority and Business

(i)

Organization and Validity – Each of the Turkish Subsidiaries is duly organized and validly existing under the Laws of Turkey, and has all necessary corporate power and capacity to own its Assets and to carry on its business as presently conducted;

(ii)

Absence of Other Interests – Other than the 100% interest of the Turkish Subsidiaries in the Project, the Turkish Subsidiaries do not own any shares in or other securities of, or have any interest in the Assets or business of, any other Person;

	(iii)	Business of the Turkish Subsidiaries – The business carried on by each of the Turkish Subsidiaries is holding the Assets comprising the Project and maintaining the Property;

	(iv)	Directors and Authorized Signatories – The board of directors members and Authorized Signatories of each of the Turkish Subsidiaries are as set out in Schedule “D”; and

(v)

Corporate Records – The Corporate Records of each of the Turkish Subsidiaries have been maintained substantially in accordance with all applicable laws in Turkey and are accurate and complete in all material respects. None of the Corporate Records are in the possession of or under the control of any Person other than the Vendors;

(b)	Share Capital

(i)

Share Capital – The authorized and issued share capital of each of the Turkish Subsidiaries is as set out in Tables 2 and 3 of Schedule “E”. Such issued and outstanding shares in the capital of each of the Turkish Subsidiaries have been duly authorized and validly issued in compliance with all applicable corporate laws in Turkey, are fully paid and non-assessable, and are duly registered in the name of, and beneficially owned by, the Vendors and the TS Minority Shareholders, free and clear of all Encumbrances; and

(ii)

Absence of Options – No Person has any agreement, right or option, present or future, contingent or absolute, or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option to require either of the Turkish Subsidiaries to issue any shares (including voting shares or investment shares) in its capital or any security convertible or exchangeable into shares of it or to convert or exchange any securities into or for shares of it;

(c)	Financial Matters

(i)

Financial Statements – The Kuzey Truva Financial Statements and the Dogu Truva Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Turkey and present fairly the financial position of each of the Turkish Subsidiaries on a consolidated basis as at the date thereof and the results of each of the Turkish Subsidiaries’ operations and the changes in its financial position for the period then ending;

(ii)

Absence of Undisclosed Liabilities – Neither of the Turkish Subsidiaries have any material outstanding indebtedness, liabilities or obligations (whether accrued, absolute, contingent or otherwise) except as reflected or reserved against in the Kuzey Truva Financial Statements or the Dogu Truva Financial Statements;

(iii)

Indebtedness to Related Parties – Except for the payment of salaries and reimbursement for out-of-pocket expenses in the ordinary and usual course of business (including without limitation advances made in September 2009 to renew forestry permits in the aggregate amount of approximately US$28,233 and any costs in connection with renewal of mineral titles subsequent to September 21, 2009), and except for receivables held by Fronteer Eurasia from the Turkish Subsidiaries, neither of the Turkish Subsidiaries is indebted to the Vendors, Covenantors or any of their Affiliates, on any account whatsoever;

	(iv)	Absence of Changes – Since the date of the balance sheet included in the Kuzey Truva Financial Statements and the Dogu Truva Financial Statements:

		(A)	each of the Turkish Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(B)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to either of the Turkish Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice and other than indebtedness to related parties disclosed above; and

(C)

there has not been any change that, individually or in the aggregate, is or has been Materially Adverse to either of the Turkish Subsidiaries (including any decision to implement such a change made by management or the board of directors of either of the Turkish Subsidiaries who believe that confirmation of the decision by management or the board of directors of the Vendors is probable);

(v)

Accuracy of Books and Records – All material financial transactions of each of the Turkish Subsidiaries have been properly recorded in the Books and Records, which are prepared in accordance with generally accepted accounting principles applicable in Turkey. None of the Books and Records are in the possession or under the control of any Person other than the Vendors; and

(vi)

Bank Accounts – Schedule “F” contains a complete and correct list of the name of each bank, trust company or similar financial institution in which either of the Turkish Subsidiaries has a material account or other banking facility, the number designation of each such account and the names of all designated signatories to each such account;

(d)	Assets

(i)

Assets – The Turkish Subsidiaries directly own all interest in and to the Project (including, without limitation the Property defined below) and has good and marketable title to all Buildings, Assets and Equipment listed on Schedule “A”, all Project Specific Information in its possession, all Authorizations listed on Schedule “C” and Schedule “G”, and all other Assets relating to the Project, free and clear of all Encumbrances, adverse claims, interests of others and demands of any nature or kind whatsoever recorded or unrecorded other than the Tuprag Royalty;

(ii)

Condition of Assets – All of the Assets, Buildings and Equipment described on Schedule “A” are sold in “as is where is” condition; and specifically no representations or warranties are given or to be implied as to the condition of the Assets; and

(iii)

Control of Assets – All Assets, Buildings and Equipment listed on Schedule “A” other than Excluded Assets, all Equipment, other than Excluded Equipment, all Project Specific Information in its possession, and all Authorizations listed on Schedule “C” and Schedule “G”, are not in the possession of or under the control of any Person other than the Vendors or the Turkish Subsidiaries;

(e)	Real Property and Mineral Rights

(i)

Property – Other than their interest in the Leased Premises described in Schedule “A”, Schedule “C” and Table 1 in Schedule “G” contain accurate descriptions of all real property, surface rights, mineral rights, mineral claims, mining leases, real property, easements, rights-of-way and other mineral or property interests in respect of which either of the Turkish Subsidiaries is the beneficial, legal and/or registered owner or has an ownership, leasehold or other interest (collectively, the “Property”). The Property listed on Schedule “C” and Schedule “G” constitutes all of the real property owned, held, controlled, leased, used or occupied by the Turkish Subsidiaries. Each of the Turkish Subsidiaries, as applicable, has good and marketable title to its interest in the Property free and clear of all Encumbrances, adverse claims, interests of others and demands of any nature or kind whatsoever recorded or unrecorded, except for the Tuprag Royalty;

(ii)

Water Rights - The Turkish Subsidiaries do not hold any water rights on or in respect of the Property and, to the Vendors’ knowledge, except for water sources that have been designated by applicable governmental authorities for domestic supply, no third parties have acquired any surface or underground water and water rights or ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Property, and no rights to water for use at or in connection with the Property or the mining of minerals from the Property have been leased, transferred or disposed of to any party by the Vendors or the Turkish Subsidiaries and no party has provided notice to the Vendors or the Turkish Subsidiaries that they have or are entitled to any such water rights from the Property;

(iii)	Surface Rights – Neither of the Turkish Subsidiaries is the legal or beneficial owner of any surface rights in real property other than the Authorizations set out on Table 1 in Schedule “G” ; and

(iv)

Leases – Neither of the Turkish Subsidiaries is party to or bound by any leases of real property or mineral rights other than those described in Schedule “C” and Leased Premises listed in Schedule “A”, and all such leases (x) are in good standing, (y) are valid and effective in accordance with their respective terms, and (z) have had all material payments required to be paid by the Turkish Subsidiaries under such leases duly paid. Further, there is not, under any of the leases listed in Schedule “C,” any existing material default or event of default (or event which with notice or lapse or time, or both would constitute a material default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of the Turkish Subsidiaries and, to the knowledge of Vendors and Covenantors, no other Person is in default thereunder and no event has occurred that is reasonably likely to result in the revocation or withdrawal of any such rights;

(f)	Status of Property

(i)

All interests comprising the Property that are required to be recorded under applicable Law in Turkey have been duly and validly issued and recorded, and the Property is presently in good standing under applicable Law in Turkey, and, there is no pending or threatened claim in respect of the Property or either of the Turkish Subsidiaries’ interest in or to the Property;

(ii)

None of the Vendors or the Turkish Subsidiaries is obligated under any forward sale contract with respect to minerals produced or producible from the Property under which sales proceeds are paid by the purchaser in advance of delivery;

(vi) All filings and Tax or other payments required to maintain the Property are in good standing have been properly and timely recorded, paid and filed with the appropriate Government Authorities; and

(v)

There has been no act or omission by the Vendors or either of the Turkish Subsidiaries which could result, whether by notice or lapse of time or both, in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of the Turkish Subsidiaries’ interest in the Property or its ownership interest in and to the Property or any rights of the Turkish Subsidiaries with respect thereto;

(g)	No Adverse Claims – There are no adverse claims or challenges to or against the Turkish Subsidiaries ownership of interest in or title to the Property, Buildings, Assets and Equipment listed on Schedule “A” or the validity thereof, nor is there any basis therefor. None of the Vendors or the Turkish Subsidiaries have received notice from any Person claiming rights on interests in or to the Property, Assets, Buildings and Equipment or an Encumbrance on the Property, Assets, Buildings and Equipment and there are no outstanding agreements or rights or options to acquire or purchase the Property, Assets, Buildings and Equipment or any portion thereof and no person, firm or corporation has any proprietary or possessory interest in the Property, Assets, Buildings and Equipment other than the Vendors, and no person is entitled to any royalty or other payment in the nature of rent or royalty on any mineral products therefrom other than the Tuprag Royalty and the Production Decision Bonuses;

(h)

Possession – No Person, other than the Turkish Subsidiaries is entitled to be in possession, including any mortgagee, of the whole or any part of the Property, Assets, Buildings and Equipment as contemplated under Turkish Laws;

(i)

Encroachments – The Vendors have not received any notices from any Person that the Buildings or Equipment infringe or encroach upon the rights of such Person or that such Person has any rights to any concessions lying within the concession boundaries of the Property and they are not aware of any such infringements or encroachments or rights to such concessions;

(j)	Material Contracts

	(i)	Material Contracts – Except for the leases described in Schedule “C”, neither of the Turkish Subsidiaries is a party to any Material Contract other than the Tuprag Royalty Agreement; and

	(ii)	Copies of Agreements – True, correct and complete copies of all Material Contracts and Authorizations have been delivered to the Purchaser;

(k)	Employment Matters

(i)

Employees – Neither of the Turkish Subsidiaries is a party to any contract, agreement or other commitment, whether oral or written, with any employee other than oral contracts of indefinite duration which are terminable by such subsidiaries, as applicable without cause on reasonable notice as determined in accordance with applicable law. The Kuzey Truva Financial Statements and the Dogu Truva Financial Statements include adequate accruals or reserves in accordance with generally accepted accounting principles applicable in Turkey for all material accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay and other employee-related accruals, including for any severance or termination payments in respect of any employees whose employment was terminated or who were laid off by the Turkish Subsidiaries on or before the date of such statements;

(ii)

Employment Legislation – Except to a degree that would not be Materially Adverse, each of the Turkish Subsidiaries is currently in material compliance, and to the best of the Vendors’ and Covenantors’ knowledge, has been in material compliance since incorporation of the Subsidiaries, with applicable Employment Legislation, and none of them has received any notice of any alleged breach or violation of any such Employment Legislation;

(iii)

Workers’ Claims – There are no complaints, claims or charges, levies, assessments or penalties pending or, to the best of the knowledge of the Vendors and Covenantors, threatened or anticipated, nor are there any judgments outstanding against either of the Turkish Subsidiaries pursuant to any Employment Legislation which have not been settled or paid;

	(iv)	Employee Plans – Neither of the Turkish Subsidiaries is a party to or subject to, an Employee Plan;

(v)

Union Contracts – None of the Turkish Subsidiaries have entered into, any collective agreement with any labour union or employee association in respect of employees working for the Turkish Subsidiaries or in connection with the Project or made any commitments to or conducted any negotiations with any labour union or employee association with respect to any future collective agreement in respect of such employees. The Vendors and Covenantors are not aware of any current attempts to organize, establish or certify any labour union or employee association with respect to any employees of the Turkish Subsidiaries or of any contractor or agency with which either of the Turkish Subsidiaries has a contract for the provision of personnel or the services of personnel, nor is any such union or association presently certified as a bargaining unit in respect of either Turkish Subsidiaries, or the Project; and

	(vi)	Withholding – All material amounts required to be withheld by the Turkish Subsidiaries from its employees’ salaries and paid to any Government Authority under any Law have been withheld and paid;

(l)	Insurance

	(i)	Insurance – All policies of insurance maintained by the Turkish Subsidiaries are in good standing and are listed in Schedule “J”; and

(ii)

Outstanding Claims – No threatened or actual material claims against or under any insurance policies of the Vendors or the Turkish Subsidiaries providing coverage of the Turkish Subsidiaries or the Project have been made, except for claims that have been settled, satisfied or otherwise terminated, with no remaining liability to the Turkish Subsidiaries;

(m)	Legal and Regulatory Matters

(i)

Litigation – To the best of the Vendors’ and Covenantors’ knowledge there are no material Proceedings pending for which process has been officially served, in accordance with the Laws, on the Turkish Subsidiaries and/or the Vendors relating to the Turkish Subsidiaries or affecting the Project and there is no reasonable basis for any such proceeding notice of which has been given in writing to the Turkish Subsidiaries and/or the Vendors, and there are no Judgments outstanding against the Turkish Subsidiaries or affecting the Project;

(ii)

Compliance with Laws – Each of the Turkish Subsidiaries are conducting their business, including the Project, in compliance with all applicable Laws and none of the Vendors or the Turkish Subsidiaries have received any notice of any alleged breach or violation of any such Laws, except for breaches which in the aggregate would not have a Materially Adverse effect on the Turkish Subsidiaries and the Project;

(iii)

Permits and Licences – The Turkish Subsidiaries hold the Authorizations relating to the Project, and the ownership, lease or use of the Property and their Assets set out in Schedule “C” and “G”. Each such Authorization is valid, subsisting and in good standing, neither of the Turkish Subsidiaries is in breach of or in default under any of the terms or conditions of any such Authorizations, no Proceeding is pending or, to the knowledge of the Vendors and Covenantors, threatened or anticipated, to cancel, revoke, terminate, suspend or limit any such Authorization, except for Authorizations (but not including those set out in Schedule “G”) which in the aggregate would not have a Materially Adverse effect on the Turkish Subsidiaries. To the best of the Vendors’ and Covenantors’ knowledge, there is no basis for any such Proceeding;

(iv)	Approvals Required – There is no requirement for the Vendors, the Covenantors or the Turkish Subsidiaries to give or receive any Consents and Notices in order for the Vendors and the Covenantors:

	(A)	to consummate the transactions contemplated by this Agreement;

	(B)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Vendors under this Agreement; and

	(C)	to render this Agreement legal, valid, binding and enforceable against the Vendors and the Covenantors; and

(v)

No Conflict - Except for any conflicts, defaults or violations that could not, individually or in the aggregate (taking into account the impact of any cross defaults), reasonably be expected to be Materially Adverse to the Turkish Subsidiaries, and neither of the Turkish Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of:

	(A)	its constating documents or any resolutions of its directors or shareholders;

	(B)	any Law or Judgment applicable to it or by which any of its Assets are bound or affected; or

	(C)	any agreement, arrangement or understanding to which it is a party or by which any of its Assets are bound or affected;

(n)	Taxation

(i)	Taxes – Each of the Turkish Subsidiaries:

(A)

has filed, on a timely basis and in the manner prescribed by any Tax Law, all national, regional, provincial and local returns, elections, designations and other reports and information in respect of applicable Taxes required to be filed with any Governmental Authority and all such returns, elections, designations, reports or information are true, correct and complete in all material respects;

		(B)	shall have, at Closing, paid all Taxes and all interest and penalties thereon due and payable to all applicable Government Authorities up to the Closing Date; and

(C)

shall have, at Closing, provided adequate reserves, accruals and provisions for Taxes payable for the current period that are not yet due and any previous period for which Tax returns, elections, designations, reports or information are not yet required to be filed in the Kuzey Truva Financial Statements and the Dogu Truva Financial Statements;

(ii)

No Agreements or Proceedings – There is no agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any Tax return, election, designation, report or information or payment of any Tax, governmental charge or deficiency by either of the Turkish Subsidiaries, nor is there any material Proceeding pending or, to the best of the Vendors’ and Covenantors’ knowledge, threatened or anticipated against or relating to either Turkish Subsidiary or their respective Assets or business, including the Project, in respect of, or discussions underway with any Government Authority relating to, any such Tax, governmental charge or deficiency; and

(iii)

Absence of Contingent Tax Liabilities – To the best of the Vendors’ and Covenantors’ knowledge, neither of the Turkish Subsidiaries has any contingent Tax liabilities and there are no grounds which could prompt a reassessment of either of the Turkish Subsidiaries prior Tax payments or Tax returns, elections, designations, reports or information, except for any Tax liability or reassessment that could not, individually or in the aggregate, reasonably be expected to be Materially Adverse to either of the Turkish Subsidiaries; and

(o)	Environmental

(i)

Environmental Laws – The Authorizations as set out in Schedule “C” and Schedule “G” relating to the Project are in good standing and have been obtained in material compliance with all applicable Environmental Laws; and

(ii)

Environmental Compliance – Neither of the Turkish Subsidiaries has, with respect to their businesses and operations, including the Project, at any time received any written notice, written notice of default, order, summons, or notice of Judgment or commencement of Proceedings related to any material violation, breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under the Environmental Laws and Authorizations that could reasonably be expected to be, individually or in the aggregate, Materially Adverse to either of the Turkish Subsidiaries, and neither of the Turkish Subsidiaries have, with respect to such businesses and operations, at any time given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to be, individually or in the aggregate, Materially Adverse to either of the Turkish Subsidiaries.

3.4          Representations of Fronteer Vendor and Fronteer Relating to Fronteer Eurasia

To induce the Purchaser to enter into and complete the transactions contemplated by this Agreement, Fronteer Vendor and Fronteer represents and warrants, as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Corporate Status, Authority and Business

(i)

Absence of Other Interests – Other than the interest of Fronteer Eurasia in each of the Turkish Subsidiaries, as at the Closing Date, Fronteer Eurasia will not own any shares in or other securities of, or have any interest in the Assets or business of, any other Person;

(ii) Directors and Authorized Signatories – The board of directors members and Authorized Signatories of Fronteer Eurasia are as set out in Schedule “D”; and

(iii)

Corporate Records – The Corporate Records of Fronteer Eurasia have been maintained substantially in accordance with all applicable laws in Turkey and are accurate and complete in all material respects. None of the Corporate Records are in the possession of or under the control of any Person other than Fronteer;

(b)	Share Capital

(i)

Share Capital – The authorized and issued share capital of Fronteer Eurasia is as set out in Schedule “E”. The issued and outstanding shares in the capital of Fronteer Eurasia have been duly authorized and validly issued in compliance with all applicable corporate laws in Turkey, are fully paid and non-assessable, and are duly registered in the name of, and beneficially owned by, Fronteer Vendor and the FE Minority Shareholders, free and clear of all Encumbrances; and

(ii)

Absence of Options – No Person has any agreement, right or option, present or future, contingent or absolute, or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option to require Fronteer Eurasia to issue any shares (including voting shares or investment shares) in its capital or any security convertible or exchangeable into shares of it or to convert or exchange any securities into or for shares of it;

(c)	Financial Matters

(i)

Financial Statements – The Fronteer Eurasia Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Turkey and present fairly the financial position of Fronteer Eurasia on a consolidated basis as at the date thereof and the results of Fronteer Eurasia’s operations and the changes in its financial position for the period then ending;

(ii)

Absence of Undisclosed Liabilities – To the best of the knowledge of Fronteer Vendor and Fronteer, and except for Fronteer Eurasia Payable, as at the Closing Date, Fronteer Eurasia will not have any outstanding indebtedness, liabilities or obligations (whether accrued, absolute, contingent or otherwise);

(iii)

Indebtedness to Related Parties – Except for the payment of salaries and reimbursement for out-of-pocket expenses in the ordinary and usual course of business and Fronteer Eurasia Payable, Fronteer Eurasia is not indebted to the Vendors or Covenantors or any of their Affiliates, on any account whatsoever;

	(iv)	Absence of Changes – Since the date of the balance sheet included in the Fronteer Eurasia Financial Statements:

(A)

Fronteer Eurasia has conducted its business only in the ordinary course of business consistent with past practice (other than the Fronteer Eurasia Reorganization contemplated to be completed prior to Closing);

(B)

to the best of Fronteer Vendor’s and Fronteer’s knowledge, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Fronteer Eurasia, after taking into consideration all Tax losses available to Fronteer Eurasia to off set any such liabilities has been incurred other than in the ordinary course of business consistent with past practice; and

(C)

there has not been any change that, individually or in the aggregate, is or has been Materially Adverse to Fronteer Eurasia (including any decision to implement such a change made by management or the board of directors of Fronteer Eurasia who believe that confirmation of the decision by management or the board of directors of Fronteer Vendor is probable) other than in connection with the Fronteer Eurasia Reorganization;

(v)

Accuracy of Books and Records – All material financial transactions of Fronteer Eurasia have been properly recorded in the Books and Records, which are prepared in accordance with generally accepted accounting principles applicable in Turkey. None of the Books and Records are in the possession or under the control of any Person other than Fronteer Vendor; and

(vi)

Bank Accounts – Schedule “F” contains a complete and correct list of the name of each bank, trust company or similar financial institution in which Fronteer Eurasia has a material account or other banking facility, the number designation of each such account and the names of all designated signatories to each such account;

(d)	Material Contracts - Fronteer Eurasia is not a party to any Material Contract.

(e)

Employment Matters - Workers’ Claims – There are no complaints, claims or charges, levies, assessments or penalties pending or, to the best of the knowledge of Fronteer Vendor and Fronteer, threatened or anticipated, nor are there any judgments outstanding against Fronteer Eurasia pursuant to any Employment Legislation which have not been settled or paid;

(f)	Taxation

	(i)	Taxes – Fronteer Eurasia:

(A)

has filed, on a timely basis and in the manner prescribed by any Tax Law, all national, regional, provincial and local returns, elections, designations and other reports and information in respect of applicable Taxes required to be filed with any Governmental Authority and, to the best of the knowledge of Fronteer and Fronteer Vendor, all such returns, elections, designations, reports or information are true, correct and complete in all material respects;

(B)

will have, at Closing, paid all Taxes (including all national, regional, provincial and local Taxes, assessments or other imposts in respect of their income, business, or Assets) and all interest and penalties thereon due and payable to all applicable Government Authorities up to the Closing Date; and

(C)

will have, at Closing, provided adequate reserves, accruals and provisions for Taxes payable for the current period that are not yet due and any previous period for which Tax returns, elections, designations, reports or information are not yet required to be filed in the Fronteer Eurasia Financial Statements;

(ii)

No Agreements or Proceedings – There is no agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any Tax return, election, designation, report or information or payment of any Tax, governmental charge or deficiency by Fronteer Eurasia, nor is there any material Proceeding pending or, to the best of the Fronteer Vendor’s and Fronteer’s knowledge, threatened or anticipated against or relating to either Fronteer Eurasia or its Assets or business, in respect of, or discussions underway with any Government Authority relating to, any such Tax, governmental charge or deficiency;

(iii)

Fronteer Eurasia Reorganization – The Fronteer Eurasia Reorganization has been carried out and completed in accordance with all applicable Laws and Fronteer Eurasia will have, at Closing, paid all Taxes and all interest and penalties arising from the Fronteer Eurasia Reorganization, notice of which was provided to Fronteer Eurasia or as reasonably determined by Fronteer Eurasia as at Closing, and Fronteer Eurasia has provided, in accordance with Section 3.4(f)(i)(C) above, adequate reserves or provisions for any Taxes, interest and penalties arising from the Fronteer Eurasia Reorganization which may become due or payable after Closing, including by reason of a revaluation of the Assets and/or liabilities of Fronteer Eurasia mandated by Government Authority; and

(iv)

Absence of Contingent or Historic Tax Liabilities – To the best of the knowledge of Fronteer and Fronteer Vendor as at the Closing Date, Fronteer Eurasia has not any contingent or historic Tax liabilities and there are no grounds which could prompt a reassessment of Fronteer Eurasia’s prior Tax payments or Tax returns, elections, designations, reports or information, except for any Tax liability or reassessment that could not, individually or in the aggregate, reasonably be expected to be Materially Adverse to Fronteer Eurasia;

(g)

Environmental Compliance – Fronteer Eurasia has not, with respect to its business and operations, including the Project, at any time received any written notice, written notice of default, order, summons, or notice of Judgment or commencement of Proceedings related to any material violation, breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under the Environmental Laws and Authorizations that could reasonably be expected to be, individually or in the aggregate, Materially Adverse to Fronteer Eurasia, and Fronteer Eurasia has not, with respect to such business and operations, at any time given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to be, individually or in the aggregate, Materially Adverse to Fronteer Eurasia; and

(h)

Compliance with Laws – Fronteer Eurasia is conducting its business, including Fronteer Eurasia Reorganization, in compliance with all applicable Laws and none of Fronteer or Fronteer Vendor or Fronteer Eurasia has received any notice of any alleged breach or violation of any such Laws, except for breaches which in the aggregate would not have a Materially Adverse effect on Fronteer Eurasia.

3.5          Survival of Representations and Warranties of the Vendors and the Covenantors

The representations and warranties of the Vendors and the Covenantors set out in Section 3.1, 3.2 and 3.3 shall survive the Closing and the payment of the Purchase Price and shall continue in full force and effect for a period of two years from the Closing Date, for all matters, except a claim for breach of any of the representations and warranties by the Vendors and the Covenantors in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Vendors or the Covenantors may be made against the Vendors and the Covenantors at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.6          Survival of Representations and Warranties Regarding Fronteer Eurasia

Notwithstanding section 10.3, the representations and warranties of Fronteer Eurasia, Fronteer Vendor and Fronteer with respect to Fronteer Eurasia set out in Section 3.4 shall survive the Closing and the payment of the Purchase Price.

3.7          Reliance

The Vendors and the Covenantors acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement, notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser, and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

PART 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1          Representations and Warranties of the Purchaser

In order to induce the Vendors and the Covenantors to enter into and to consummate the transactions contemplated by this Agreement, the Purchaser represents and warrants as representations and warranties that are true and correct as at the date of this Agreement and that will be true and correct on each of the date of this Agreement and the Closing Date as if such representations and warranties were made on each of the date of this Agreement and the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period), as follows:

(a)	Incorporation and Status – The Purchaser is a body corporate, duly formed, organized and validly subsisting under the laws of the jurisdiction of its existence and:

	(i)	is a “reporting issuer” and is not in material default of its obligations under the securities Laws of all of the Provinces and Territories of Canada;

	(ii)	is in good standing with respect to the filing of annual reports with the Registrar of Companies British Columbia; and

	(iii)	its common shares are listed on the TSX and it is not in material default of any of the rules and policies of the TSX;

(b)

Power and Authority – The Purchaser has all necessary corporate power and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or becomes a party, to perform its obligations hereunder and thereunder, and to acquire legal and beneficial title to and ownership of the Purchased Shares from the Vendors. The execution and delivery of this Agreement by the Purchaser has been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the transactions contemplated hereunder;

(c)

Agreement Valid – This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally;

(d)

No Violation – The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, acquiring the legal and beneficial title to and ownership of the Purchased Shares from the Vendors, will not result in:

(i)

a violation or breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, shot-gun, acceleration or cancellation of or under:

		(A)	the Purchaser’s constating documents or any resolutions of its directors or shareholders;

		(B)	to its knowledge, any Judgment; or

		(C)	any agreement, arrangement or understanding to which the Purchaser or any of its Subsidiaries is a party or by which any of them or their properties is bound or affected that, individually or in the aggregate, could reasonably be expected to be Materially Adverse to the Purchaser;

or

(ii)	a material breach of any applicable corporate or securities Law;

(e)

No Finder’s Fees – The Purchaser has not taken any action that would result in any commission, finder’s fee, fiscal advisory fee or other like payment being payable by the Purchaser with respect to any of the transactions contemplated hereby;

(f)

Consents and Approval – Except for the requirement of the Purchaser to obtain conditional approval of the TSX to this Agreement and the TSX Private Placement Acceptance, there is no requirement for the Purchaser to give or receive any Consents and Notices in order for the Purchaser:

	(i)	to consummate the transactions contemplated by this Agreement;

	(ii)	to execute and deliver this Agreement and all of the documents and instruments to be delivered by the Purchaser under this Agreement; or

	(iii)	to render this Agreement legal, valid, binding and enforceable against it;

(g)

Financial Condition – Purchaser is, and immediately after giving effect to the transactions contemplated under this Agreement will be, able to pay its debts and obligations as they mature and come due;

(h)

Acts of Bankruptcy – The Purchaser has not proposed a compromise or arrangement to its creditors generally, has not taken any proceeding with respect to such a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound- up, has not taken any proceeding to have a receiver appointed of any part of its Assets and at present, no encumbrancer or receiver has taken possession of any of its property and no execution or distress is enforceable or levied upon any of its property that is material to the Purchaser and no petition for a receiving order in bankruptcy is filed against it;

(i)

Litigation – There are no material Proceedings pending or, to the knowledge of the Purchaser, threatened against, or relating to the Purchaser or affecting the Assets of the Purchaser and, to the best of the Purchaser’s knowledge, there is no reasonable basis for any such proceeding, and there are no Judgments outstanding against the Purchaser or affecting the Purchaser’s Assets;

(j)

Compliance with Laws – The Purchaser is in material compliance with all applicable Laws which may have a Materially Adverse effect on the Purchaser and they have not received any notice of any alleged breach or violation of any such Laws;

(k)

Share Capital – The authorized and issued share capital of the Purchaser consists of an unlimited number of common shares of which 109,650,406 common shares are issued and outstanding as of December 4, 2009;

(l)

Filings – Since December 31, 2008, the Purchaser and its Subsidiaries have filed true and complete copies of all material reports, schedules, forms, statements and other documents required to be filed by them with the British Columbia Securities Commission (the “Commission”) and other Canadian Securities Administrators. All of such filings required to be publicly available on the SEDAR website are publicly available on the SEDAR website (“SEDAR Documents”). As of their respective dates, the SEDAR Documents complied in all material respects with all applicable laws, rules and requirements of the Commission and other Canadian Securities Administrators, and, to the best of the knowledge of the Purchaser, none of the SEDAR Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser and its Subsidiaries have not filed any confidential material change report with the British Columbia Securities Commission or any other securities authority or regulator or the TSX or other self- regulatory authority which at the date hereof remains confidential;

(m)

Material Non-Public Information – The Purchaser has not directly or indirectly provided, and shall not directly or indirectly provide, to the Vendors any material non- public information or any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Purchaser but which has not been so disclosed;

(n)

Financial Statements – The financial statements of the Purchaser and its Subsidiaries included in the SEDAR Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the Commission. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Purchaser and its Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to nominal year-end audit adjustments). Except as presented therein, the Purchaser has no material liabilities. The auditors who audited such financial statements were independent of the Purchaser;

(o)	No Reportable Event – There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Purchaser and its auditors;

(p)

No Material Adverse Effect – Since December 31, 2008, no Materially Adverse fact has occurred or exists with respect to the Purchaser, which has not been disclosed in a material change report or other disclosure document filed with the Commission and other Canadian Securities Administrators and which is publicly available on the SEDAR website;

(q)

Reporting Issuer – On the Closing Date, the Purchaser will be a reporting issuer in the Provinces and Territories of Canada and shall continue to use its commercially reasonable efforts to maintain its status as a reporting issuer and have the Alamos Shares listed on the TSX for at least three years; and

(r)

No Cease Trade Order – No order ceasing or suspending trading in the securities of the Purchaser nor prohibiting the sale of such securities has been issued to or in respect of the Purchaser or its directors, officers or promoters and to the Purchaser’s knowledge, no investigations or proceeding for such purposes are pending or threatened.

4.2          Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of the Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by the Purchaser hereunder.

4.3          Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and the purchase of the Purchased Shares, and, notwithstanding the Closing and the purchase of the Purchased Shares, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendors for a period of two years from the Closing Date for all matters, except a claim for breach of any of the representations and warranties by the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Purchaser may be made against the Purchaser at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

4.4          Reliance

The Purchaser acknowledges and agrees that the Vendors and Covenantors have entered into this Agreement relying on the warranties and representations, covenants and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Vendors and Covenantors and that no information which is now known or should be known or which may hereafter become known to the Vendors, the Covenantors or their professional advisers shall limit or extinguish the right to indemnification hereunder.

PART 5
COVENANTS

5.1          Covenants of the Vendors

Each of the Vendors and Covenantors covenants and agrees that, during the period from the date of this Agreement to the Closing Time, the Vendors shall, or the Teck Vendor shall cause the Turkish Subsidiaries, the Fronteer Vendor shall cause Fronteer Eurasia, Teck shall cause the Teck Vendor and Fronteer shall cause Fronteer Vendor, in each case where applicable, to do the following:

(a)

Access – Permit the Purchaser and its employees, agents, technical and professional advisors and other representatives, between the date hereof and the Closing Date, upon reasonable advance notice to the Vendors of such proposed access, to have reasonable access during normal business hours, without interruption to any business being carried out by the Vendors, the Covenantors or the Turkish Subsidiaries on the premises, to the premises and such employees, all as may be authorized by the Vendors and the Covenantors, for the purposes of accessing and reviewing the Books and Records, Business Information, Specific Project Information and the Assets of the Turkish Subsidiaries and Fronteer Eurasia relating to the Project, including the Property, and shall furnish, and require that the Turkish Subsidiaries and Fronteer Eurasia principal bankers, independent auditors, counsel, technical advisors and other advisors furnish, to the

Purchaser such financial, technical and operating data and other information with respect to the business and Assets of the Turkish Subsidiaries and Fronteer Eurasia relating to the Project, including the Property, as the Purchaser shall from time to time reasonably request to enable confirmation of the matters represented and warranted in Part 3 and to keep generally informed as to the Project. It is also the intention of the parties that the Purchaser shall be entitled to meet with Government Authorities, including Environmental Authorities and the General Directorate of Mining Affairs of the Turkish Ministry of Energy and Natural Resources, that currently regulate the Project after the date hereof and prior to Closing but only with the express consent of the Vendors and the Covenantors, such consent not to be unreasonably withheld or delayed;

(b)

Confer – Confer on a regular basis with the Purchaser with respect to operational matters concerning the Turkish Subsidiaries and Fronteer Eurasia and the Project and promptly advise the Purchaser, orally and in writing, of any Materially Adverse change in respect of the Assets, financial condition, operations, business, capital or prospects of each of the Turkish Subsidiaries and Fronteer Eurasia and of any material Proceedings (or communications indicating that Proceedings may be contemplated);

(c)	Conduct Business in Ordinary and Usual Course – Except as otherwise provided in this Agreement:

	(i)	conduct its business, including the Project business, in the ordinary and usual course consistent with past practices; and

	(ii)	not, without the prior written consent of the Purchaser:

		(A)	alter the constating documents of the Turkish Subsidiaries and Fronteer Eurasia;

(B)

transfer, sell, consume or otherwise dispose of the Assets, Property, Buildings or Equipment, or, except in the ordinary course of business and under the Fronteer Eurasia Reorganization, any of the other Assets of the Turkish Subsidiaries and Fronteer Eurasia;

(C)

enter into, modify, amend or terminate any contract or Material Contracts or Authorization or incur any liability, except in the ordinary course of business and which is not material and except under the Fronteer Eurasia Reorganization;

		(D)	settle any account receivable of a material nature at less than its face value net of any reserve for that account;

		(E)	discharge any material Encumbrance, except in the ordinary course of business or under the Fronteer Eurasia Reorganization;

		(F)	make any capital expenditure or commitment for any capital expenditure, except in the ordinary course of business and which is not material;

		(G)	appoint or permit the appointment of a liquidator, receiver, trustee in bankruptcy, or similar official for the Turkish Subsidiaries and Fronteer

Eurasia or in respect of the Assets of the Turkish Subsidiaries and Fronteer Eurasia;

(H)	request an order by a Government Authority for the winding-up or dissolution of the Turkish Subsidiaries and Fronteer Eurasia;

(I)

implement any other material change in the present business, affairs, capitalization, dividend policy or financial position of the Turkish Subsidiaries or Fronteer Eurasia, other than in connection with the Fronteer Eurasia Reorganization;

(J)	not hire any new employees or appoint any new directors or officers;

(K)	not grant any power of attorney other than in the ordinary course of business where such powers of attorney are granted for administrative purposes; or

(M)	pay or declare any bonus to the respective shareholders of the Turkish Subsidiaries or Fronteer Eurasia or other distribution of capital or income;

(d)

Continue Insurance – Use their commercially reasonable efforts to maintain all existing policies of insurance on the Assets of the Turkish Subsidiaries and Fronteer Eurasia, including in respect of the Project, except those policies related to Assets transferred under or otherwise rendered unnecessary by reason of the Fronteer Eurasia Reorganization;

(e)

Comply with Laws – Comply with all Laws, including Environmental Laws, and all Authorizations, governing or affecting Turkish Subsidiaries and Fronteer Eurasia or the Project, except for failures to comply which in the aggregate would not have a Materially Adverse effect on Turkish Subsidiaries or Fronteer Eurasia;

(f)

Pay Liabilities – Pay and discharge all liabilities or obligations of the Turkish Subsidiaries and Fronteer Eurasia in the ordinary and usual course of business consistent with past business practice, except for such liabilities or obligations as may be contested in good faith;

(g)

No Breach – Not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, agreement, term or other obligation of the Vendors and the Covenantors contained herein;

(h)

Consents, Notices and Authorizations – Use commercially reasonable efforts to ensure that all Consents and Notices have been received or given; and those Consents and Notices which have already been received or given be maintained effective, as the case may be, prior to the Closing Date and that all Authorizations required to permit the Turkish Subsidiaries and Fronteer Eurasia to carry on the Project business as currently carried on have been obtained prior to the Closing Date, all in form and substance satisfactory to the Purchaser, acting reasonably;

(i)

Preserve Business – Use commercially reasonable efforts to preserve intact the Property and all other Assets, business and affairs of the Turkish Subsidiaries and Fronteer Eurasia, including the Project, and carry on the business and the affairs of the Project as currently conducted, and promote and preserve for the Purchaser the goodwill of employees, suppliers, purchasers of Products and others having business relations with the Turkish Subsidiaries and Fronteer Eurasia, except as required by the Fronteer Eurasia Reorganization;

(j)

Maintenance of Books and Records – Maintain the Books and Records in the usual, regular and ordinary manner, in accordance with generally accepted accounting principles applicable in Turkey and applied on a consistent basis;

(k)	Notice of Material Developments – Notify the Purchaser as soon as the Vendors and Covenantors have determined that a state of facts exists which results in, or can reasonably be expected to result in:

	(i)	any representation or warranty of the Vendors or Covenantors set forth in this Agreement being untrue or incorrect in any material respects;

	(ii)	the breach of any covenant of the Vendors or Covenantors set forth in this Agreement;

	(iii)	the non-fulfillment of any condition for the benefit of the Purchaser set forth in this Agreement; or

(iv)

any Materially Adverse change in the business, operations, Assets, Equipment, liabilities, ownership, capital or financial position or condition of the Turkish Subsidiaries and Fronteer Eurasia, including the Project, or change in a material fact that has a Materially Adverse affect on, or would reasonably be expected to have a Materially Adverse effect on the Turkish Subsidiaries or Fronteer Eurasia or the Project, except for the transactions contemplated by this Agreement;

(l)

Necessary Steps – Take all actions, steps and proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(m)

Regulatory Approvals – Use commercially reasonable efforts to assist the Purchaser to obtain and comply with all requirements of any Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable Laws to the transactions contemplated hereunder;

(n)

Representations and Warranties – Use commercially reasonable efforts to ensure that immediately prior to the Closing Time the representations and warranties of the Vendors, the Covenantors and Fronteer Eurasia set out in this Agreement will be true and correct in all material respects;

(o)	Transition Services Agreement – Execute and deliver to the Purchaser a transition services agreement (the “Transition Services Agreement”) substantially in the form appended hereto as Schedule “I”;

(p)

Correspondence with Government Authorities – Provide the Purchaser, as soon as practicable after receipt or delivery of same, with copies of all written correspondence to and received from any Government Authority with respect to the Project, the Turkish Subsidiaries or Fronteer Eurasia;

(q)

Agi Dagi Amalgamation – Obtain approval for the Agi Dagi Amalgamation and time extension for the licenses to be issued upon the approval of Agi Dagi Amalgamation and provide copies of newly issued licenses to Purchaser;

(r)

Forest Permits – Prior to Closing, the Vendors further covenant to apply to the relevant Government Authority for the extension of forest permits listed on Table 1 in Schedule “G” for a period corresponding to the extended period given for the newly issued licenses on the completion of the Agi Dagi Amalgamation;

(s)

Initiating EIA Process – The Vendors further covenant to, on or before the completion of the Agi Dagi Amalgamation, apply to the Canakkale local environmental authority for a determination if an environmental impact assessment in respect of such licenses (“EIA”) is required; and

(t)

Stamp Tax – Agree to pay and discharge any stamp tax that is or may become due and payable by the Turkish Subsidiaries and Fronteer Eurasia prior to the Closing and for clarity, this Section does not apply to any stamp Tax payable in respect of this Agreement or relating to it, it being expressly acknowledged and agreed by the Parties hereto that nothing in this Agreement, including this Section 5.1, shall obligate or be construed, deemed or otherwise determined to obligate Teck or Teck Vendor (the “Teck Parties”) to cause or be responsible for any failure of Fronteer, Fronteer Vendor or Fronteer Eurasia (the “Fronteer Parties”) to comply with any of their covenants or other obligations under this Agreement or to obligate the Fronteer Parties to cause or be responsible for any failure of the Teck Parties to comply with any of their covenants or other obligations under this Agreement.

Notwithstanding anything set out in this Section 5.1, the Vendors may refrain from taking any action required to be taken by, or take any action restricted by, this Section 5.1 with the prior consent of the Purchaser.

5.2          Covenants of Fronteer Vendor and Fronteer Eurasia re Fronteer Eurasia Audited Financial Statements

Fronteer Vendor and Fronteer Eurasia covenant and agree with the Purchaser that they shall prepare and deliver the Fronteer Eurasia Audited Financial Statements on Closing but subject to Section 5.3(b) .

5.3	Post-Closing Covenants of the Vendors and Covenantors

(a)

Delivery of Project Specific Information and Corporate Records - The Vendors and the Covenantors covenant and agree with the Purchaser that within 15 days of the Closing Date the Vendors shall, at the direction of the Purchaser, provide the Purchaser with access to originals or copies of all Project Specific Information and Corporate Records not already in the Purchaser’s possession; and

(b)

Fronteer Eurasia Audited Financial Statements – Fronteer and Fronteer Vendor covenant and agree with the Purchaser that in the event the Fronteer Eurasia Audited Financial Statements cannot be completed and delivered prior to Closing in accordance with Section 5.2, then Fronteer and/or Fronteer Vendor shall deliver the Fronteer Eurasia Audited Financial Statements within 65 days after Closing.

5.4          Covenants of the Purchaser

The Purchaser covenants and agrees with the Vendors that during the period from the date of this Agreement to the Closing Time, the Purchaser shall:

(a)

Notice of Material Developments – Notify the Vendors as soon as the Purchaser or any of its directors, officers, employees, agents or technical and professional advisors have determined that a state of facts exist which results in, or will result in:

	(i)	any representation or warranty of the Purchaser set forth in this Agreement being untrue or incorrect in any material respects;

	(ii)	the breach of any covenant of the Purchaser set forth in this Agreement; or

	(iii)	the non-fulfillment of any conditions for the benefit of the Vendors or Covenantors set forth in this Agreement;

(b)

Necessary Steps – Take all necessary actions, steps and proceedings to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement;

(c)

Regulatory Approvals – Use commercially reasonable efforts to execute all undertakings and comply with all requirements of the applicable securities laws, the TSX and any other Persons or Government Authority, which may be necessary or reasonable to obtain the necessary approvals under applicable laws and stock exchange requirements to the transactions contemplated hereunder, including the TSX Private Placement Acceptance; and

(d)

Representations and Warranties – Use commercially reasonable efforts to ensure that immediately prior to the Closing Time the representations and warranties of the Purchaser set forth in this Agreement will be true and correct in all material respects.

Notwithstanding the foregoing, the Purchaser may refrain from taking any action required to be taken, or take any action restricted by, this Section 5.3(a) with the prior consent of the Vendors.

5.5	Post-Closing Covenants of the Purchaser

(a)

Production Decision Bonuses – The Purchaser acknowledges that Fronteer is obligated to pay Teck Vendor for the Production Decision Bonuses on certain dates subsequent to the Closing. Therefore the Purchaser covenants and agrees with the Vendors and the Covenantors that after the Closing:

(i)

it shall maintain or cause the Turkish Subsidiaries and Fronteer Eurasia to maintain in safekeeping any Books and Records and other information required to calculate the Production Decision Bonuses; and

(ii)

upon written request by any of the Vendors or Covenantors, the Purchaser shall, at the expense of the Vendors, provide the Vendors and the Covenantors with all information required to calculate the Production Decisions Bonuses from the applicable license areas of the Project for the purposes of satisfying such payment obligations. All such information provided by the Purchaser shall be subject to the confidentiality provisions hereof;

(b)

Maintenance of and Access to Books and Records – In addition to the maintenance and access obligations in respect of the Production Decision Bonuses, the Purchaser shall maintain or cause the Turkish Subsidiaries and Fronteer Eurasia to maintain in safekeeping for three years following the Closing Date, the Books and Records which are in the possession of the Turkish Subsidiaries and Fronteer Eurasia on the Closing Date and which relate to their business before the Closing Date and shall allow the Vendors and Covenantors reasonable access thereto:

	(i)	if the Purchaser makes any claim against the Vendors or the Covenantors relating to this Agreement;

	(ii)	if the Vendors or the Covenantors are investigated or audited by a Government Authority with respect to taxation, environmental or other matters;

	(iii)	if the Vendors or the Covenantors require information for the purposes of completing the Agi Dagi Amalgamation; or

	(iv)	for any other bona fide business purpose which is not adverse to the interest of the Turkish Subsidiaries and Fronteer Eurasia, as determined by the Purchaser, acting reasonably; and

(c)

Cooperation – The Purchaser shall, upon written request by either Fronteer or the Teck Vendor, provide or procure the reasonable assistance of the employees or personnel of the Purchaser, the Turkish Subsidiaries and Fronteer Eurasia, and the accounting and legal and other representatives and advisors of the Purchaser, the Turkish Subsidiaries and Fronteer Eurasia, and otherwise take or procure the taking of such reasonable steps to cooperate with Fronteer and the Teck Vendor and render all reasonable assistance as Fronteer and the Teck Vendor may reasonably request after Closing, with respect to any inquiries, discussions or disputes concerning the matters set out in Sections 5.5(a) and 5.5(b). Neither the Purchaser, the Turkish Subsidiaries nor Fronteer Eurasia will be obliged to take any action under this Subsection which can reasonably be expected to disrupt the normal operation of their businesses.

5.6          Mutual Covenant

Each of the Parties covenants and agrees that, as applicable, during the period from the date of this Agreement to the Closing Time, such Party shall, and Teck Vendor and Fronteer Eurasia shall cause the Turkish Subsidiaries to, and Fronteer and Fronteer Vendor shall cause Fronteer Eurasia to:

(a)

Satisfy Conditions – Use all commercially reasonable efforts to satisfy or cause the satisfaction of the mutual conditions precedent that are set out in Part 7 (and in the case of the Vendors, the conditions precedent that are set out in Part 8, and in the case of the Purchaser, the conditions precedent that are set out in Part 9) and to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	ensure that all Consents and Notices are given or received; and those Consents and Notices which have already been received or given be maintained effective, as the case may be;

(ii)	defend vigorously all Proceedings adversely affecting such Party’s ability to complete any of the transactions contemplated by this Agreement; and

(iii)

have lifted or rescinded any Judgment entered against any Party, the Turkish Subsidiaries and Fronteer Eurasia which adversely affects the ability of such Person to complete any of the transactions contemplated by this Agreement;

(b)	Cooperation – Use all commercially reasonable efforts to cooperate with each other Party in connection with the performance by the other Party of its obligations under this Part 5;

(c)

Fronteer Eurasia Reorganization – Use all reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Fronteer Eurasia Reorganization in compliance with all applicable Laws, including the Tax Laws, and to satisfy the representations and warranties set out in Section 3.4; and

(d)	Other Actions – Use all commercially reasonable efforts to ensure compliance with all the conditions in Parts 7, 8 and 9.

5.7	Confidentiality

(a)

The Purchaser covenants and agrees with the Vendors that the Purchaser shall hold in confidence up to the Closing Time all Project Specific Information and all Business Information which is disclosed by the Vendors, the Covenantors, the Turkish Subsidiaries and Fronteer Eurasia to the Purchaser, its representatives or its technical or professional advisors, but excluding information which:

		(i)	is generally available to the public at the time it is disclosed to the Purchaser;

(ii)

is made known to the Purchaser without an obligation of confidentiality by an independent third party who, to the best of the Purchaser’s knowledge, did not acquire the Project Specific Information or Business Information, either directly or indirectly, under an obligation of confidentiality to the Vendors, the Turkish Subsidiaries and Fronteer Eurasia;

(iii)

after it is disclosed to the Purchaser, becomes generally available to the public through no fault of the Purchaser or any person to which the Purchaser has disclosed the Project Specific Information or Business Information, but only after it has become generally available to the public;

(iv)

is in the Purchaser’s possession prior to the date of disclosure of the Project Specific Information or Business Information to the Purchaser by the Vendors, the Turkish Subsidiaries and Fronteer Eurasia; or

	(v)	is required by Law or any Government Authority to be disclosed.

The Purchaser agrees not to use, or let any of its directors, officers, employees, agents or advisors use any of the Project Specific Information or Business Information for its or their respective businesses except in connection with consummating the transactions contemplated under this Agreement until the Closing Time;

(b)

In the event Closing does not occur, then the confidentiality obligations of the Purchaser set out in (a) above shall continue with respect to the Business Information and the Project Specific Information and the Purchaser shall treat such information as confidential in the same manner and with the same degree of care that the Purchaser uses for its own confidential information;

(c)

The Purchaser acknowledges and agrees that the Vendors or either of them have or will have business interests in Turkey following the Closing and, more particularly, business interests in the area surrounding the Project which may compete with the interests of the Purchaser and/or the Turkish Subsidiaries. The Purchaser expressly confirms and agrees that the Vendors may use any of the Business Information which was in the possession of the Vendors or their representatives or professional advisors immediately prior to the Closing Time for such business purposes, provided that the Vendors hold the Project Specific Information in confidence exercising the same degree of care that the Vendors use for their own confidential information and not disclose any Project Specific Information to any person other than to directors, officers, employees and agents of the Vendors and their Affiliates who need to know such information for such business purposes. Notwithstanding the foregoing, in no case shall any Project Specific Information be made available to any Person in connection with the transfer, sale or other disposition of any mineral properties or Assets of the Vendors situate in Turkey. The provisions of this Section 5.7(c) shall survive the Closing. Notwithstanding the forgoing, these restrictions shall not be applicable to Project Specific Information which:

	(i)	is generally available to the public at the Closing Time;

(ii)

after the Closing Time, becomes generally available to the public through no fault of the Vendors or any Person to which the Vendors have disclosed the Project Specific Information but only after it has become generally available to the public;

	(iii)	is required by Law or by any Government Authority to be disclosed; or

	(iv)	is required for the purposes set out in Section 5.5(b) or for the purposes of carrying out the Vendors’ obligations under the Transition Services Agreement;

(d)

Each of the Vendors and the Purchaser covenant and agree with the other that such Party shall hold, and in the case of the Vendors shall cause the Turkish Subsidiaries and Fronteer Eurasia to hold, in confidence the terms and conditions of this Agreement until Closing Time and, if Closing does not occur, thereafter in the manner and exercising the same degree of care that the Vendors or the Purchaser, as applicable, uses for its own confidential information, except to the extent that the disclosure of such terms and conditions are required by Law or by any Government Authority or is otherwise expressly provided for in this Agreement;

(e)

Each of the Parties shall ensure that any individual, technical or professional advisor that it employs, engages or otherwise uses in connection with the transactions contemplated by this Agreement will comply with the terms and conditions of this Section 5.7; and

(f)

This Section 5.7 constitutes the Parties’ entire understanding relating to the subject matter hereof and supersedes any obligations of confidentiality and/or use that a Party would otherwise have to any other Party in law or equity with respect to Business Information and Project Specific Information and any rights that a Party would otherwise have against a disclosing Party in law or equity with respect to the disclosure and use of the Business Information or Project Specific Information.

5.8          Press Releases

Unless otherwise required by Law or by Government Authority, all press releases or other similar public written communications of any sort by the Vendors, the Covenantors or the Purchaser relating to the transactions contemplated by this Agreement, and the method of release for publication thereof shall be subject to the consent of the other Party, such consent not to be unreasonably withheld. Each Party shall deal expeditiously with any request from the other Party for such a press release or written communication. The Vendors, the Covenantors and the Purchaser shall cooperate in relation to other public communications with respect to this Agreement, the transactions contemplated by this Agreement, and the Project, with a view to achieving consistency in the content of such communication and ensuring that such communications are consistent with the aims and intent of this Agreement.

5.9          Publicity and Use of Vendors’ Names

Subject to Section 5.8, the Purchaser covenants and agrees after Closing not to disclose or use the name of any of the Vendors or the Covenantors in connection with the Project or any Business Information in any written or oral documents including any public disclosure, publications, articles, reports, disclosure documents, offering documents for financings, company literature, presentations of any type or nature, advertising or publicity material or on any websites or otherwise on or through the internet, except as is required under applicable corporate and securities laws, policies and regulations or pursuant to the policies of applicable regulatory authorities, or without the prior written consent of the Party proposed to be named.

PART 6
CLOSING

6.1          Closing Date and Location

The transactions contemplated by this Agreement shall be completed at 11:00 a.m. (Vancouver time) on the Closing Date at the offices of the Purchaser’s Solicitors in Vancouver, British Columbia, or at such other time or at such other location as may be mutually agreed upon in writing by the Parties.

6.2          Events to Occur at Closing

Subject to no Party having exercised its rights to terminate this Agreement in accordance with Part 11 and other conditions to Closing set out herein, the following transactions shall take place at Closing:

(a)	The Purchaser shall pay forthwith in full the Purchase Price to the Vendors in accordance with Section 2.3(b);

(b)

Subject to the terms and conditions contained in this Agreement and simultaneously with the payment of the Purchase Price, Teck Vendor or Fronteer Vendor, as applicable, shall deliver to the Purchaser, the following:

(i)

notarized copies of the resolutions of the board of directors of Turkish Subsidiaries evidencing that Turkish Subsidiaries have approved (a) this Agreement and all of the transactions of Turkish Subsidiaries contemplated hereunder including the sale and transfer of all of the Teck Vendor’s Shares from Teck Vendor to the Purchaser as provided for herein, and (b) registration of the Purchaser and/or its nominees to the share ledgers of the Turkish Subsidiaries as the owner of the Teck Vendor’s Shares;

(ii)

notarized copies of the board of directors resolution of Fronteer Eurasia evidencing that Fronteer Eurasia has approved (a) this Agreement and all of the transactions pertaining to sale and transfer of Fronteer Eurasia Shares contemplated hereunder; and (b) registration of the Purchaser and/or its nominees to the share ledger of Fronteer Eurasia as the owner of the Fronteer Eurasia Shares;

	(iii)	the certificate(s) of Teck Vendor representing the Teck Kuzey Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(iv)	the certificate(s) of Nurettin Ahi representing an aggregate of 100 Kuzey Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(v)	the certificate(s) of Tayfun Hasan Cerrah representing an aggregate of 100 Kuzey Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(vi)	the certificate(s) of Mustafa Ender Ozaydin representing an aggregate of 100 Kuzey Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(vii)	the certificate(s) of Teck Vendor representing the Teck Dogu Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(viii)	the certificate(s) of Nurettin Ahi representing an aggregate of 100 Dogu Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(ix)	the certificate(s) of Tayfun Hasan Cerrah representing an aggregate of 100 Dogu Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(x)	the certificate(s) of Mustafa Ender Ozaydin representing an aggregate of 100 Dogu Truva Shares endorsed for transfer to the Purchaser and/or its nominees;

	(xi)	the temporary certificate(s) of Fronteer Vendor representing an aggregate of 546,999 Fronteer Eurasia Shares endorsed for transfer to the Purchaser and/or its nominees;

	(xii)	the temporary certificate of Mark Gerard O’Dea representing an aggregate of one of the Fronteer Eurasia Shares endorsed for transfer to the Purchaser and/or its nominee;

(xiii)	the temporary certificate of Fronteer representing an aggregate of one of the Fronteer Eurasia Shares endorsed for transfer to the Purchaser and/or its nominee;

(xiv)	the temporary certificate(s) of Fronteer Holdings Inc. representing an aggregate of one of the Fronteer Eurasia Shares endorsed for transfer to the Purchaser and/or its nominee; and

(xv)	the temporary certificate of NewWest Gold Corporation representing an aggregate of one of the Fronteer Eurasia Shares endorsed for transfer to the Purchaser and/or its nominee;

(c)	The Vendors or, where applicable, the Turkish Subsidiaries or Fronteer Eurasia, shall deliver, or cause to be delivered, to the Purchaser the documents set forth in Subsection 8.1(f);

(d)	The Purchaser shall deliver to, or cause to be delivered to, the Vendors the documents set forth in Subsection 9.1(d);

(e)

The Vendors shall cause the Turkish Subsidiaries and Fronteer Vendor shall cause Fronteer Eurasia to register the Purchaser and/or its nominees as the owner(s) of the Purchased Shares in the share ledgers of the Turkish Subsidiary and Fronteer Eurasia, as applicable;

(f)

Following the transfer of the Teck Vendor’s Shares, the Purchaser shall cause the Turkish Subsidiaries to convene an extraordinary general assembly meeting in accordance with the provisions of Turkish Commercial Code (“TCC”) at the companies’ headquarters or other place agreed by the Parties with the presence of all shareholders pursuant to Article 370 of the TCC, in order to: (i) amend the Articles of Association of the Turkish Subsidiaries in the form provided by the Purchaser, (ii) accept the resignations of all members of the Turkish Subsidiaries’ boards of directors and the statutory auditor/s, (iii) release the resigned members of the boards of directors, all former members of such boards and the statutory auditor/s from any and all liabilities resulting from their respective positions, (iv) appoint the new members of the board of directors and a statutory auditor to be named by the Purchaser, and (v) appoint chairman and the deputy chairman of the board of directors of the Turkish Subsidiaries to be named by the Purchaser;

(g)

Following the transfer of the Fronteer Eurasia Shares, the Purchaser shall cause Fronteer Eurasia to convene an extraordinary general assembly meeting to convene at a venue mutually agreed upon by the Parties in accordance with the provisions of TCC and the Articles of Association of Fronteer Eurasia with the presence of all shareholders thereof, in order to: (i) amend the Articles of Association of Fronteer Eurasia in the form provided by the Purchaser, (ii) accept the resignation(s) of all members of the Turkish Subsidiaries’ boards of directors and the statutory auditor/s, (iii) release the resigned members of the boards of directors, all former members of such boards and the statutory auditor/s from any and all liabilities resulting from their respective positions, (iv) appoint the new members of the board of directors and a statutory auditor to be named by the Purchaser, and (v) appoint chairman and the deputy chairman of the board of directors of the Turkish Subsidiaries to be named by the Purchaser; and

(h)

The Vendors shall cause the Turkish Subsidiaries and Fronteer Eurasia to adopt board resolutions to call the general assemblies, to be held on the Closing Date by the Purchaser and the Purchaser nominee shareholders, that provide for the issues set out in Section 6.2 (f) and 6.2 (g) and shall cause the Turkish Subsidiaries and Fronteer Eurasia to make the necessary applications to the relevant Government Authorities.

6.3          Events to Occur Post Closing

Forthwith after the Closing, and in any event no later than 30 days after the Closing, the Purchaser shall notify the Undersecretariat of Treasury General Directorate of Foreign Investment in Turkey of the completion of transactions contemplated in this Agreement.

PART 7
MUTUAL CONDITIONS PRECEDENT

7.1          Mutual Conditions Precedent

The obligations of the Parties to complete the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Consents and Notices – The conditional acceptance of the TSX to the purchase of the Purchased Shares by the Purchaser and the transactions contemplated by this Agreement, the issuance of the TSX Private Placement Acceptance and the written confirmation of the Purchaser and the Vendors of the Subscription Price;

(b)

No Prohibitions – No Law or Judgment will have been enacted, entered, promulgated or enforced by any Government Authority which enjoins or prohibits the sale and purchase ovf the Purchased Shares or the consummation of any of the other transactions contemplated by this Agreement;

(c)

No Proceedings – No Proceeding will have been instituted or be pending for an injunction to restrain, or a declaratory judgment in respect of damages on account of or relating to, the sale and purchase of the Purchased Shares or any of the other transactions contemplated by this Agreement and, to the best of the Parties’ knowledge, no such Proceeding will have been threatened or announced; and

(d)	No Termination – This Agreement will not have been terminated pursuant to Part 8 or 9.

PART 8
PURCHASER’S CONDITIONS PRECEDENT

8.1          Purchaser’s Conditions

The obligations of the Purchaser to complete the purchase of the Purchased Shares and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)	Truth and Accuracy of Representations of the Vendors and Covenantors at Closing – The representations and warranties of the Vendors and Covenantors made in Part 3 shall be true, correct and not misleading, at the Closing and with the same effect as if made at and as of the Closing;

(b)

Performance of Obligations – The Vendors shall have performed and complied with, or caused the Turkish Subsidiaries to perform, and Fronteer Vendor shall have caused Fronteer Eurasia to perform, all of their respective obligations, covenants and agreements to be performed and complied with by them pursuant to this Agreement;

(c)

Absence of Materially Adverse Change – No event shall have occurred or condition or situation shall have arisen or Law shall have been introduced which might reasonably be expected to have a Materially Adverse effect upon the Turkish Subsidiaries and Fronteer Eurasia;

(d)

Consents and Notices – All Consents and Notices have been received or given, as the case may be, in form and substance satisfactory to the Purchaser, acting reasonably, other than Consents and Notices which are routinely delivered post-Closing;

(e)

Authorizations – All Authorizations required to permit the Turkish Subsidiaries and Fronteer Eurasia to carry on the business of holding the Project and maintaining the Property as currently conducted after the Closing Time have been obtained, all in form and substance satisfactory to the Purchaser, acting reasonably;

(f)

Pre-Closing Documentation – The Purchaser and/or the Purchaser’s Counsel shall have received from the applicable Vendor or, where applicable, the Turkish Subsidiaries or Fronteer Eurasia, the following:

	(i)	a copy of each of the Teck Subscription Agreement and the Fronteer Subscription Agreement executed by the applicable subscriber and the aggregate subscription prices payable thereunder;

(ii)

notarized copies of the resolutions of the directors of Fronteer Vendor evidencing that Fronteer Vendor has approved this Agreement and all of the transactions of Fronteer Vendor contemplated hereunder including the sale and transfer of all of the Fronteer Eurasia Shares from the Fronteer Vendor to the Purchaser as provided for herein;

(iii)

notarized copies of the resolutions of the directors of Teck Vendor evidencing that Teck Vendor has approved this Agreement and all of the transactions of Teck Vendor contemplated hereunder including the sale and transfer of all of the Teck Vendor’s Shares from the Teck Vendor to the Purchaser as provided for herein;

(iv)

a Share Transfer Agreement entered into between each of the FE Minority Shareholder and the TS Minority Shareholders with the Purchaser substantially in the form appended hereto as Schedule “K” and directing the Purchaser to pay the consideration for the share(s) being transferred thereunder to the applicable Vendor;

(v)

all necessary Consents and Notices and Authorizations, as the case may be, required to enable the transfer of the Purchased Shares to the Purchaser as provided for in this Agreement and to permit the Turkish Subsidiaries and

Fronteer Eurasia to carry on the Project business as currently conducted, all in form and substance satisfactory to the Purchaser, acting reasonably;

(vi)	the Corporate Records, in form and substance satisfactory to the Purchaser, acting reasonably, and all other Books and Records of the Turkish Subsidiaries and Fronteer Eurasia;

(vii)	certificates executed by the Vendors certifying that the Purchaser’s conditions in Subsections 8.1(a), (b) (c) and (d) have been satisfied;

(viii)

opinion letters from the Vendors’ Turkish Solicitors regarding the Turkish Subsidiaries and Fronteer Eurasia dated as of the Closing Date in the form acceptable to the Purchaser and the Purchaser’s Turkish Solicitors, acting reasonably;

(ix)

operation certificate (faaliyet belgesi) of each of the Turkish Subsidiaries and Fronteer Eurasia, evidencing due incorporation and valid existence of each of the Turkish Subsidiaries and Fronteer Eurasia;

(x)

duly signed resignations of each of the directors and managers of the Turkish Subsidiaries and Fronteer Eurasia, and duly signed releases of all claims against the Turkish Subsidiaries and Fronteer Eurasia by the applicable directors and managers of the Turkish Subsidiaries and Fronteer Eurasia, in a form acceptable to the Purchaser and the Vendors, acting reasonably;

(xi)	the following duly signed releases:

(A)

release of all claims against the Turkish Subsidiaries to be provided by Teck, Teck Vendor, Fronteer, Fronteer Vendor and TS Minority Shareholders, in a form acceptable to the Purchaser and the Vendors, acting reasonably;

(B)

release of all claims against Fronteer Eurasia to be provided by Fronteer, Fronteer Vendor and FE Minority Shareholders, in a form acceptable to the Purchaser and the Fronteer Vendor, acting reasonably;

	(C)	release of claims against Teck, Teck Vendor, Fronteer and Fronteer Vendor to be provided by the Turkish Subsidiaries, in a form acceptable to the Purchaser and the Vendors, acting reasonably;

	(D)	release of all claims against Fronteer and Fronteer Vendor to be provided by Fronteer Eurasia, in a form acceptable to the Purchaser and the Fronteer Vendor, acting reasonably;

(E)

release of all claims against the current and former members of the boards of directors, Authorized Signatories and the statutory auditor/s of the Turkish Subsidiaries, to be provided by the Turkish Subsidiaries, in a form acceptable to the Purchaser and the Vendors, acting reasonably; and

	(F)	release of all claims against the current and former members of the board of directors, Authorized Signatories and the statutory auditor/s of

Fronteer Eurasia to be provided by Fronteer Eurasia, in a form acceptable to the Purchaser and Fronteer Vendor, acting reasonably;

(xii)	an executed copy of the Transition Services Agreement;

(xiii)	an executed assignment agreement in form acceptable to the Purchaser whereby Fronteer Vendor assigns the Fronteer Eurasia Payable to the Purchaser; and

(xiv)	such other materials that are, in the opinion of the Purchaser acting reasonably, required to be delivered by the Vendors in order for them to meet their obligations under this Agreement.

(g)

Change in Turkish Law – The Purchaser is satisfied in its sole discretion that there have been and there are no proposed changes in Turkish Law that will or may have a Materially Adverse effect on the Property;

(h)

Absence of Damages – No material damage, destruction or loss to any Assets of Turkish Subsidiaries or Fronteer Eurasia, whether owned, leased or licensed, that is not adequately covered by insurance (less amounts which are “deductibles” under such insurance), will have occurred between the date of this Agreement and the Closing Time;

(i)	Boundaries to Concessions - The Vendors shall provide written confirmation that there are no gaps within the boundaries of the licences that result from the Agi Dagi Amalgamation;

(j)

No Protected Areas – The Vendors shall provide to the Purchaser written confirmation from the Ministry of Culture and Tourism in Turkey that such Ministry does not have records or existing plans for registration of any moveable or immovable cultural and natural assets, archaeological, natural and urban conservation sites, conservation zones within the scope of Law No. 2863 concerning the Protection of the Cultural and Natural Assets within the boundaries of the lands that constitute the Property;

(k)	Agi Dagi Amalgamation – The Vendors shall provide to the Purchaser all licenses issued on completion of the Agi Dagi Amalgamation;

(l)

Forest Permits – The Vendors shall provide to the Purchaser a copy of the application to the relevant Government Authority for the extension of forest permits listed on Table 1 in Schedule “G” for a period corresponding to the period of the Agi Dagi Amalgamation licenses;

(m)

Initiating EIA Process - The Vendors shall provide to the Purchaser confirmation that the Vendors have made application to the relevant Governmental Authority for determination if an EIA is required in respect of the Agi Dagi Amalgamation licenses;

(n)

Fronteer Eurasia Reorganization – Fronteer Eurasia will have completed the Fronteer Eurasia Reorganization and shall deliver to the Purchase a certificate of an officer of Fronteer Vendor to such effect; and

(o)	Fronteer Eurasia Audited Financial Statements – Fronteer Vendor will deliver the Fronteer Eurasia Audited Financial Statements, subject to Section 5.3(b).

8.2          Waiver

The conditions set forth in this Article 8 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendors, Covenantors and Fronteer Eurasia in this Agreement.

PART 9
VENDORS’ CONDITIONS PRECEDENT

9.1          Vendors’ Conditions

The obligations of the Vendors to complete the sale of the Purchased Shares and the other transactions contemplated by this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Truth and Accuracy of Representations of the Purchaser at Closing – The representations and warranties of the Purchaser made in Part 4 shall be true, correct and not misleading at Closing and with the same effect as if made at and as of Closing;

(b)	Performance of Agreements – The Purchaser shall have performed and complied with all of the obligations, covenants and agreements to be performed and complied with by it pursuant to this Agreement;

(c)

No Material Adverse Effect - The Vendors are satisfied, each in their sole discretion, that no Material Adverse Effect (as defined below) has occurred affecting the Purchaser. In this Subsection 9.1(c) “Material Adverse Effect” means any change in the operations of the Purchaser that has, or could be reasonably expected to have, a material and adverse effect on the Purchaser, its results of operations, its Assets or the financial condition of the Purchaser or its subsidiaries (taken as a whole), provided, however, that any change relating solely, but otherwise without any tangible adverse effect, to:

(i)

acts of God, any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or civil unrest in Mexico, except to the extent that such acts of God, hostilities, war, terrorism or civil unrest adversely affect the business of the Purchaser or the Purchaser’s Assets (taken as a whole), as the case may be, in a manner distinct from and with a materially disproportionate effect than it affects other operators of a similar business; or

(ii) any adverse change in the market price or trading volume of any of the securities of the Purchaser, solely as a result of general market conditions,

shall be deemed not to constitute a Material Adverse Effect;

(d)	The Purchaser’s Closing Documentation – The Vendors and/or the Vendor’s Counsel shall have received from the Purchaser the following Closing documentation:

(i) a copy of each of the Teck Subscription Agreement and the Fronteer Subscription Agreement executed by the Purchaser;

(ii)

certified true copies of the resolutions of the directors of the Purchaser evidencing the approval of this Agreement and all of the transactions of the Purchaser contemplated hereunder, including without limitation the private placement of the Alamos Shares contemplated by the Teck Subscription Agreement and the Fronteer Subscription Agreement in accordance with such agreements;

(iii)	evidence of the conditional acceptance of the TSX to the transactions contemplated by this Agreement including the TSX Private Placement Acceptance;

(iv)	a share certificate representing 2,600,000 Alamos Shares purchased by the Teck Vendor registered in the name provided in the Teck Subscription Agreement;

(v)	a share certificate representing 1,400,000 Alamos Shares purchased by the Fronteer Vendor registered in the name provided in the Fronteer Subscription Agreement;

(vi)	receipt by the Vendors of the Purchase Price allocated between the Vendors in accordance with Section 2.3(b);

(vii)

a release from the Purchaser in favour of the current and former members of the boards of directors and statutory auditors of the Turkish Subsidiaries and Fronteer Eurasia, in a form acceptable to the Vendors, acting reasonably;

(viii)	a certificate executed by the Purchaser certifying that the Vendors’ conditions in Subsections 9.1(a) to 9.1(c) have been satisfied;

(ix)	an executed copy of the Transition Services Agreement in a form acceptable to the Vendors, acting reasonably;

(x)

an opinion letter from the Purchaser’s Solicitors as to the incorporation of the Purchaser, its authorization, execution and delivery of this Agreement and any ancillary document to which it is a party, the enforceability of such documents against the Purchaser, the due issuance of the Alamos Shares and as to such other matters as the Vendors or the Vendors’ Counsel may reasonably request and which are customarily addressed in opinions delivered on completion of transactions of the nature contemplated herein; and

(xi)	such other materials that are, in the opinion of the Vendors acting reasonably, required to be delivered by the Purchaser in order for it to meet its obligations under this Agreement.

9.2          Waiver

The conditions set forth in this Article 9 are for the exclusive benefit of the Vendors and may be waived by the Vendors in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Vendors shall not prejudice or affect in any way the rights of the Vendors in respect of the warranties and representations of the Purchaser set forth in this Agreement.

PART 10
INDEMNITIES

10.1        Indemnification of Purchaser by Teck and Teck Vendor

Whether or not the transactions contemplated by this Agreement are completed, but subject to the limitations set out in Section 10.3, Teck and Teck Vendor covenant and agree with the Purchaser to indemnify the Purchaser or the Turkish Subsidiaries as the case may be and their respective officers, directors, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser or the Turkish Subsidiaries, directly or indirectly, by reason of or arising out of:

(a)	any warranties or representations on the part of Teck or Teck Vendor hereunder being untrue; or

(b)	a breach of any agreement, term or covenant on the part of Teck or Teck Vendor made or to be observed or performed under this Agreement,

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the “Purchaser’s Teck Losses”.

10.2        Indemnification of Purchaser by Fronteer and Fronteer Vendor

Whether or not the transactions contemplated by this Agreement are completed, but subject to the limitations set out in Section 10.3 and compliance with Section 10.6, Fronteer and Fronteer Vendor covenant and agree with the Purchaser to indemnify the Purchaser and/or Fronteer Eurasia, as the case may be, and their respective officers, directors, employees, agents, successors and assigns against all Proceedings, liabilities, obligations, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser or Fronteer Eurasia, directly or indirectly (the “Purchaser’s Fronteer Losses”), by reason of or arising out of any of the following:

(a)	any warranties or representations on the part of Fronteer or Fronteer Vendor hereunder being untrue;

(b)	a breach of any agreement, term or covenant on the part of Fronteer or Fronteer Vendor made or to be observed or performed under this Agreement; or

(c)	any Purchaser’s Fronteer Losses, legal causes of which arise until the Closing Date and arising from:

(i) all Taxes, including the Taxes arising or which may arise from the Fronteer Eurasia Reorganization and all interest and penalties thereon due and payable to all applicable Government Authorities;

(ii)

any transactions, applications, procedures or other actions required to be taken by the Purchaser and/or the Turkish Subsidiaries, as applicable, to complete or otherwise in respect of the Fronteer Eurasia Reorganization;

(iii)	any liability related to or arising out of the Environmental Laws and Authorizations and any kind of sanctions to be imposed by the Government Authorities under the Environmental Laws;

(iv)	any liability related to or arising out of any and all Material Contracts;

(v)	non-compliance with Employment Legislation and complaints, claims or charges, levies, assessments or penalties under the Employment Legislation;

(vi)	all material amounts required to be withheld by Fronteer Eurasia from its employees’ salaries and paid to any Government Authority under any Law;

(vii)	any Proceedings pending or, to the knowledge of Fronteer Vendor, threatened against, or relating to Fronteer Eurasia and Judgments outstanding against Fronteer Eurasia;

(viii)	any material non-compliance with all applicable Laws including Tax Laws, Environmental Laws and Employment Laws;

(ix)	the failure of Fronteer and Fronteer Vendor to obtain the final approval of the Mining Department for the transfer and/or abandonment, as applicable, of all Fronteer Eurasia Concessions; or

(x)	the failure of Fronteer Vendor to deliver the Fronteer Eurasia Audited Financial Statements in accordance with Section 5.3(b).

10.3        Vendors’ Limitations

Except for indemnities from Fronteer and the Fronteer Vendor contemplated by Section 10.2(c), the Vendors and the Covenantors shall only be liable for Purchaser’s Teck Losses or Purchaser’s Fronteer Losses, as applicable, in respect of which a claim for indemnity is made by the Purchaser on or before the applicable expiry dates for the survival of the Vendors’ and the Covenantors representations and warranties as set out in Section 3.5 and Section 3.6 as the case may be. Notwithstanding anything else in this Agreement, the Vendors and the Covenantors shall not be responsible or liable for, nor shall they be obligated to indemnify any other Party against claims or damages, whether in contract, tort or otherwise, for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

10.4        Indemnification of Vendors and Covenantors

Subject to the limitations set out in Section 10.5, the Purchaser covenants and agrees with Teck and Teck Vendor, in respect of Vendors’ Losses suffered or incurred by Teck and Teck Vendor, and covenants and agrees with Fronteer and Fronteer Vendor, in respect of Vendors’ Losses suffered or incurred by Fronteer or Fronteer Vendor (hereinafter in this Part 10, the “Indemnitees”) to indemnify the Indemnitees against all Proceedings, liabilities, claims, demands, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Indemnitees, directly or indirectly, by reason of or arising out of:

(a)	any warranties or representations on the part of the Purchaser hereunder being untrue; or

(b)	a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed pursuant hereto,

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as “Vendor’s’ Losses”.

10.5        Purchaser’s Limitations

Notwithstanding the above, the Purchaser shall only be liable for Vendors’ Losses in respect of which a claim for indemnity is made by the Indemnitees on or before the applicable expiry dates for the survival of the Purchaser’s representations and warranties as set out in Section 4.3. Notwithstanding anything else in this Agreement, the Purchaser shall not be responsible or liable for, nor shall it be obligated to indemnify any other Party against claims or damages, whether in contract, tort or otherwise, for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

10.6        Claims Under Vendors’ Indemnities

If any claim is made by any Person against the Turkish Subsidiaries, Fronteer Eurasia or the Purchaser in respect of which the Purchaser may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnification obligations of the Vendors and the Covenantors in Section 10.1 or Section 10.2, as applicable, the Purchaser shall notify Teck and Teck Vendor, where indemnification is sought under Section 10.1, or Fronteer and Fronteer Vendor, where indemnification is sought under Section 10.2, (in this Section 10.6, as applicable, the “Indemnitors”) as soon as reasonably practicable of the nature of such claim and the Indemnitors shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The Purchaser’s omission to so notify the Indemnitors shall not relieve the Indemnitors of any liability which the Indemnitors may have under the indemnity in Section 10.1 or Section 10.2, as applicable, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defence, settlement or mitigation of a claim or results in any material increase in the Purchaser’s Teck Losses or Purchaser’s Fronteer Losses, as applicable. The defence of any such claim (whether assumed by the Indemnitors or not) shall be through experienced and competent legal counsel, and shall be conducted in a manner, acceptable to the Purchaser and the Indemnitors, acting reasonably, and no settlement may be made or permitted to be made, as applicable, by the Indemnitors or the Purchaser, the Turkish Subsidiaries or Fronteer Eurasia without the prior written consent of the others. If the Indemnitors assume the defence of any claim then:

(a)

the Purchaser and the Purchaser’s counsel shall co-operate with the Indemnitors and their counsel in the course of the defence, such co-operation to include providing or making available to the Indemnitors and their counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by the Indemnitors on a solicitor and own client basis; and

(c)

if the Purchaser retains additional counsel to act on its behalf, the Indemnitors and their counsel shall co-operate with the Purchaser and its counsel, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

provided that all fees and disbursements of such additional counsel shall be paid by the Purchaser on a solicitor and own client basis, unless:

(i)	the Indemnitors consent to the retention of such counsel by the Purchaser at the Vendors’ expense; or

(ii)	the Indemnitors and the Purchaser are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Purchaser’s counsel shall be paid by the Indemnitors on a solicitor and own client basis.

If the Indemnitors have not assumed the defence of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Purchaser’s counsel in respect of such claim shall be paid by the Indemnitors on a solicitor and own client basis. If the Indemnitors, having elected to assume the defence of any claim, thereafter fail to defend such claim within a reasonable time and with reasonable diligence, the Purchaser shall be entitled to assume the defence of the claim and the Indemnitors shall be bound by the results obtained by the Purchaser with respect to such claim.

In the event that any claim is of a nature such that the Purchaser is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before the completion of settlement negotiations or legal proceedings, the Purchaser may make such payment and the Indemnitors shall, forthwith after demand by the Purchaser, reimburse the Purchaser for any such claim. If the amount of any liability of the Purchaser under the claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnitors to the Purchaser, the Purchaser shall promptly pay the amount of such difference to the Indemnitors. The Purchaser shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Indemnitors reasonable notice thereof and a reasonable opportunity to contest such claim.

10.7        Claims Under Purchaser’s Indemnity

If any claim is made by any Person against the Indemnitees in respect of which the Indemnitees may incur or suffer damages, losses, costs or expenses, directly or indirectly, that might reasonably be considered to be subject to the indemnity obligation of the Purchaser as provided in Section 10.4, the Indemnitees shall notify the Purchaser as soon as reasonably practicable of the nature of such claim and the Purchaser shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The omission by the Indemnitees to so notify the Purchaser shall not relieve the Purchaser of any liability which the Purchaser may have under the indemnity in Section 10.4, except only to the extent that any such delay in, or failure to give, notice as herein required prejudices the defence, settlement or mitigation of a claim or results in any material increase in the Vendors’ Losses. The defence of any such claim (whether assumed by the Purchaser or not) shall be through experienced and competent legal counsel and shall be conducted in a manner acceptable to the Indemnitees and the Purchaser, acting reasonably, and no settlement may be made by the Purchaser or the Indemnitees without the prior written consent of the other(s). If the Purchaser assumes the defence of any claim, then:

(a)

the Indemnitees and their counsel shall co-operate with the Purchaser and its counsel in the course of the defence, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b)	the reasonable legal fees and disbursements and other costs of such defence shall be borne by the Purchaser on a solicitor and own client basis; and

(c)

if the Vendors retain additional counsel to act on their behalf, the Purchaser and its counsel shall co-operate with the Indemnitees and their counsel, such co-operation to include providing or making available to the Indemnitees and their counsel documents and information and witnesses for attendance at examinations for discovery and trials, provided that all fees and disbursements of such additional counsel shall be paid by the Indemnitees on a solicitor and own client basis, unless:

	(i)	the Purchaser consents to the retention of such counsel by the Indemnitees at the Purchaser’s expense; or

	(ii)	the Purchaser and the Indemnitees are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest,

in which case all fees and disbursements of the Indemnitees’ counsel shall be paid by the Purchaser on a solicitor and own client basis.

If the Purchaser has not assumed the defence of a claim and employed counsel therefor within 30 days of receiving notice of such claim, all fees and disbursements of the Indemnitees’ counsel in respect of such claim shall be paid by the Purchaser on a solicitor and own client basis. If the Purchaser, having elected to assume the defence of any claim, fails to defend such claim within a reasonable time and with reasonable diligence, the Indemnitees shall be entitled to assume the defence of the claim and the Purchaser shall be bound by the Indemnitees with respect to such claim.

In the event that any claim is of the nature such that the Purchaser is required by applicable Law or any Judgment to make payment to any Person or Government Authority with respect to such claim before completion of settlement negotiations or legal proceedings, the Indemnitees may make such payment and the Purchaser shall, forthwith after demand by the Indemnitees, reimburse the Indemnitees for any such claim. If the amount of any liability of the Indemnitees under the claim in respect of which such a payment was made, is finally determined, is less than the amount which was paid by the Indemnitees to the Purchaser, the Purchaser shall promptly pay the amount of such difference to the Indemnitees. The Purchaser shall not knowingly permit any right of appeal in respect of any claim to terminate without giving the Purchaser reasonable notice thereof and the reasonable opportunity to contest such claim.

10.8        Vendors’ Certificate

Notwithstanding anything contained herein, the Purchaser shall be entitled to fully pursue all rights or remedies available to it in law or in equity if the Vendors’ Certificate is untrue, and nothing contained in this Agreement shall limit or restrict the claims or remedies of the Purchaser against the persons declaring such certificate, it being acknowledged by the Parties that the Purchaser shall be relying on the truth of the Vendors’ Certificate in completing the transactions contemplated by this Agreement.

10.9        Purchaser’s Certificate

Notwithstanding anything contained herein, the Vendors and the Covenantors shall be entitled to fully pursue all rights or remedies available to them in law or in equity if the Purchaser’s Certificate is untrue, and nothing contained in this Agreement shall limit or restrict the claims or remedies of the Vendors and Covenantors against the persons declaring such certificate, it being acknowledged by the Parties that the

Vendors and the Covenantors shall be relying on the truth of the Purchaser’s Certificate in completing the transactions contemplated by this Agreement.

10.10      Interest on Losses

The amount of any Purchaser’s Teck Losses, Purchaser’s Fronteer Losses or Vendors’ Losses in respect of which indemnification is claimed under this Part 10 shall bear interest at the prime rate of the Bank of Montreal calculated from and including respective dates that the Purchaser suffers the Purchaser’s Teck Losses or Purchaser’s Fronteer Losses or the respective dates that the Indemnitees suffer the Vendors’ Losses (which in the case of a third party claim shall be the respective date on which the Purchaser, the Vendors or the Covenantors actually pays such claim or actually pays legal fees or disbursements in respect of such claim) up to but excluding the date reimbursement of such indemnification claim is made by the other party and the amount of such interest shall be deemed to be a part of such indemnification claim.

10.11      Taxes

The Parties acknowledge and agree that in the event any person shall be entitled to be indemnified against any losses, there shall be included in the indemnified amount an amount equal to any taxes that may be payable by the recipient of the indemnification payment.

PART 11
TERMINATION, AMENDMENT AND WAIVER

11.1        Termination

This Agreement may be terminated at any time prior to the Closing Time:

(a)	by written agreement between the Parties;

(b)	by any of the Parties, if the transactions contemplated by this Agreement have not been consummated by the Termination Date;

(c)

by any of the Parties (provided that the terminating Party is not then in material breach of any representation, warranty, agreement, term or covenant contained in this Agreement) if there has been a material breach of any representation, warranty, agreement, term or covenant contained in this Agreement on the part of the other Party and:

(i) such breach has not been cured by the Closing Time; or

(ii) such breach has not been cured or best efforts are not being employed to cure such breach, within ten days after notice is given to the party committing such breach;

(d)

by any of the Parties, if the mutual conditions precedent set forth in Part 7 have not been satisfied on or before the Termination Date (other than as a result of a breach of this Agreement by the terminating party); or

(e)	by any of the Parties, if any of the conditions precedent for Closing for such Party’s benefit have not been satisfied or waived on or before the Termination Date.

11.2        Notice of Termination

Subject to Article 12.3, any termination of this Agreement pursuant to Section 11.1 shall be effective upon the delivery of notice by the terminating Party to the other Party.

11.3        Effect of Termination

In the event of termination of this Agreement by any Party pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of any Party to proceed with the transactions contemplated by this Agreement, except that none of the Purchaser and the Vendors shall be released or relieved from their respective obligations pursuant to Section 5.5 or from any liability arising from the breach by such party of any of its representations, warranties, agreements, terms or covenants under this Agreement and Part 10 shall continue to apply to any such liability.

11.4        Amendment

The Agreement may not be modified or amended except by an instrument in writing duly executed by or on behalf of all of the Parties.

11.5        Extension and Waiver

At or any time prior to the Closing Time, the Purchaser or the Vendors may to the extent legally allowed:

(a)	extend the time for the performance of any of the obligations or other acts of the other Party;

(b)	waive any inaccuracies in the representations and warranties made by the other Party; and/or

(c)	waive compliance with any of the agreements, covenants or conditions for the benefit of such Party contained herein.

Any agreement on the part of the Purchaser or the Vendors to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on their behalf.

PART 12
GENERAL

12.1        Expenses

All costs and expenses incurred in connection with the preparation, negotiation, implementation and execution of this Agreement and the transactions contemplated by this Agreement and in obtaining any necessary Consents and Notices, shall be paid by the party incurring such expenses or required to obtain such Consents and Notices, as applicable, and the Parties further agree that the Purchaser and the Vendors shall pay any stamp taxes owing and arising from the entering into of this Agreement as to 1/3 each (i.e, 1/3 Alamos, 1/3 Teck Vendor, 1/3 Fronteer Vendor).

12.2        Time

Time shall be of the essence hereof.

12.3        Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered by courier or facsimile transmission to the party to whom it is given addressed to such party at:

If to the Purchaser at:

Alamos Gold Inc.
2200-130 Adelaide St. W.
Toronto, ON M5H 3P5

Attention:               John McCluskey, President
Facsimile No.:        416-368-2934

with a copy to Purchaser’s Solicitors at:

Axium Law Corporation
Suite 3350, 1055 Dunsmuir Street
Vancouver, BC V7X 1L2

Attention:               Joseph Giuffre
Facsimile No.:        604-692-4900

If to one of the Vendors, as applicable, at:

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, BC V6C 0B3

Attention:               Corporate Secretary
Facsimile No.:        604-699-4750

Fronteer Development Group Inc.
Suite 1650, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Attention:               Sean Tetzlaff
Facsimile No.:        604-632-4678

with a copy to Vendors’ Solicitors at:

Lang Michener LLP
Suite 1500, 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention:               Darrell Podowski
Facsimile No.:        604-893-2389

or at such other address as the party to whom such writing is to be given shall have last notified to the party giving the same in the manner provided in this clause. Any notice delivered by courier or facsimile to the party to whom it is addressed shall be deemed to have been given and received on the Business Day next following the day it was delivered or telecopied. Notwithstanding the foregoing, any notices described in Article 20/III (consisting principally of notices of default or termination) of the Turkish Commercial Code No. 6762 shall be sufficiently given only if delivered via Turkish notary, by telegram, or by registered mail, return receipt requested, and shall be deemed to have been given as of the date of proper service.

12.4 Further Assurances

The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

12.5 Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

12.6 Assignment

This Agreement and the rights, duties and obligations of any party hereunder are not assignable without the prior written consent of the other Party hereto.

12.7 Execution, Number of Copies and Counterparts

The Parties expressly agree that only one original copy of this Agreement shall be executed, provided that each Party may execute one counterpart and may execute such counterpart by facsimile such that all such counterpart agreements taken together shall constitute one fully executed agreement and be deemed one original instrument.

12.8 Language

This Agreement has been negotiated and executed in English language. The Parties agree and acknowledge that the English version of this Agreement shall prevail over any translation of the Agreement to the extent permitted by applicable law.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

ALAMOS GOLD INC.

Per: ______________________
Authorized Signatory

- 60 -

3295013.17

TECK RESOURCES LIMITED

Per: RONALD J. VANCE [signature]
Authorized Signatory

Per: [signature]
Authorized Signatory

TECK MADENCILIK SANAYI TICARET A.S.

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________
Authorized Signatory

FRONTEER INVESTMENT INC.

Per: ______________________
Authorized Signatory

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI

Per: ______________________
Authorized Signatory

TECK RESOURCES LIMITED

Per: ______________________________
Authorized Signatory

TECK MADENCILIK SANAYI TICARET A.S.

Per: Tayfun Ceran
Authorized Signatory

Per: Nurettin Ahi
Authorized Signatory

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________
Authorized Signatory

FRONTEER INVESTMENT INC.

Per: ______________________________
Authorized Signatory

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI

Per: ______________________________
Authorized Signatory

TECK RESOURCES LIMITED

Per: ______________________________

Authorized Signatory

TECK MADENCILIK SANAYI TICARET A.S.

Per: ______________________________

Authorized Signatory

Per: ______________________________

Authorized Signatory

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________

Authorized Signatory

FRONTEER INVESTMENT INC.

Per: ______________________________

Authorized Signatory

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI

Per: ______________________________

Authorized Signatory

TECK RESOURCES LIMITED

Per: ______________________________
Authorized Signatory

TECK MADENCILIK SANAYI TICARET A.S.

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

FRONTEER DEVELOPMENT GROUP INC.

Per: ______________________________
Authorized Signatory

FRONTEER INVESTMENT INC.

Per: ______________________________
Authorized Signatory

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI

Per: ______________________________
Authorized Signatory
M. Ender ÖZAYDIN

SCHEDULE “A”

Buildings, Assets, Equipment

(Section 3.3(d))

Buildings

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI BUILDINGS
Building	Area M2	Owner	Location
Dormitory	200,00	Kuzey Truva	Sogutalan Camp	11 bedrooms, 1 central heating room
Logging Area	100,00	Kuzey Truva	Sogutalan Camp
Dining Hall	44,00	Kuzey Truva	Sogutalan Camp
Covered storage area	348,00	Kuzey Truva	Sogutalan Camp
Core cutting room	39,00	Kuzey Truva	Sogutalan Camp
Toilets	4,50	Kuzey Truva	Sogutalan Camp
Fuel storage room	4,00	Kuzey Truva	Sogutalan Camp
Total	739,50

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI BUILDING
Building	Area M2	Owner	Location
Dormitory	468,20	Dogu Truva	Etili Camp
Coal Bunker(Central Heating)	104,16	Dogu Truva	Etili Camp
Office	250,00	Dogu Truva	Etili Camp
Logging Area	621,50	Dogu Truva	Etili Camp
Dining Hall	244,60	Dogu Truva	Etili Camp
Covered storage area	480,88	Dogu Truva	Etili Camp
Total	2.169,34
Properties
Central Heating
Telephone system
Electrical System
Sewer System

Leased Premises

1.           Lease Agreement dated August 8, 2006 Between Nefise Korkmaz, as Lessor, and Kuzey Truva Madencilik Sanayi ve Ticaret Anonim Sirketi, as Lessee, re lease of field to be used as office as well as for accommodation; and

2.           July 1, 2006 between Nurettin Cirpan, as Lessor, and Kuzey Truva Madencilik Sanayi ve Ticaret Anonim Sirketi, as Lessee, re lease of country house and parking area.

Equipment

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI INVENTORY OF CAPITAL ITEMS
Quantity	Inventory No	Name	Model	Explanation
11	F 001	Beds		Bedrooms
11	F 002	Chairs		Bedrooms
1	TC 001	Honda Generator		Core Shack
1	F 003	Core Cutting Machine		Core Shack
1	TC 002	Clipper Core Cutting Machine		Core Shack
1	F 004	Densi Digital Scale	DS-20	Core Shack
1	F 005	Enda Oven for SG	ETC-942	Core Shack
2	F 006	Bosch Rock Diamond Saw		Core Shack
1	F 007	Husqvarna Wood Cutting Machine	268	Core Shack
1	F 008	DWT Rock Diamond Saw	WS-230S	Core Shack
1	F 009	Ozdogan welding Machine	250A	Core Shack
1	F 010	Fuel Tank 3750lt		Core Shack
1	F 011	SG Scale table		Core Shack
6	F 012	Zass Heater		Core Shack-Office
2	F 013	Stove		Core Shack-Office
5	F 014	Ventilator		Core Shack-Office- Kitchen
1	F 015	Powerstation (Regulator)		Heating Center
1	F 016	Alarko Super Boyler	ABS 1 200lt.	Heating Center
1	F 017	Alarko Air Pressure Tank		Heating Center
1	F 018	Ürmak Central Heater	ÜKY 60	Heating Center
1	F 019	Beko deep-freezer	BK 7971 DF	Kitchen
1	F 020	Arçelik Refrigerator	Nofrost	Kitchen
1	F 021	Beko dish washer		Kitchen
1	F 022	Arcelik washing machine		Kitchen
1	F 023	Arcelik oven		Kitchen
1	F 024	Beko Television		Kitchen
1	F 025	Arcelik water dispensers		Kitchen
1	TC 003	TV Receiver		Kitchen
1	F 026	HP A3 Printer	HP Deskjet 9800	Office
11	F 027	Office Chairs		Office
10	F 028	Office Tables		Office
1	F 029	HP A4 Printer and Fax	HP Officejet 6210	Office
1	TC 004	HP Plotter	HP Designjet 450C	Office
1	TC 005	Toshiba Photocopy Machine	2050	Office
1	F 030	HP Desktop	HP Compaq d330	Office
1	F 031	Mustek Scanner	Express A3 USB	Office

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI INVENTORY OF CAPITAL ITEMS
Quantity	Inventory No	Name	Model	Explanation
1	TC 006	Theodolite		Survey
1	F 032	RC Splitter		RC Sampling
1	TC 007	RC Splitter		RC Sampling
1	F 033	Toshiba Projection		Office
1	F 034	Laptop computer
4	F 035	GPS		Office
2	F 036	Camera		office+ PR
10	F 037	Tables		Bedrooms
5	TC 008	Map Info Software		Office+geologists
2	F 038	Telephone		office
3	F 039	Hard Disk		office+geologists
1	F 040	Water Heater		Core shack

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI INVENTORY OF CAPITAL ITEMS
Quantity	Inventory No	Name	Date Bought	Explanation
1	DT 001	Canon Photocopier	20/12/2006	Office
1	DT 002	DELL Laptop	09/08/2006	Office
2	DT 003	Closet	07/12/2006	Bedrooms
1	DT 004	Etna Coffee Table	07/12/2006	Bedrooms
1	DT 005	Etna Etagere	07/12/2006	Bedrooms
1	DT 006	Etna Table	07/12/2006	Bedrooms
17	DT 007	Econa Bed	07/12/2006	Bedrooms
17	DT 008	Single Sleeping Set	07/12/2006	Bedrooms
17	DT 009	Pillow	07/12/2006	Bedrooms
20	DT 010	Plastic Chair	07/12/2006	Dining Room
3	DT 011	Plastic Table	07/12/2006	Dining Room
1	DT 012	Conference Table	07/12/2006	Conference Room
28	DT 013	High Back Chair	07/12/2006	Office
10	DT 014	Guest Chair	07/12/2006	Office
2	DT 015	High Back Executive Chair	07/12/2006	Office
16	DT 016	Form Chair	07/12/2006	Office
6	DT 017	File Cabinet	07/12/2006	Office
16	DT 018	Office Desk	07/12/2006	Office
16	DT 019	Drawer Cabinet	07/12/2006	Office
1	DT 020	Desk with light	08/05/2007	Office

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI INVENTORY OF CAPITAL ITEMS
Quantity	Inventory No	Name	Date Bought	Explanation
1	DT 021	Card Cabinet	08/05/2007	Office
1	DT 022	Telephone Central	09/12/2006	Office
1	DT 023	Operator	09/12/2006	Office
1	DT 024	Reporting Software	09/12/2006	Office
1	DT 025	Telephone	09/12/2006	Office
1	DT 026	Distribution Box	09/12/2006	Office
5	DT 027	UTP Connection Module Krone	09/12/2006	Office
1	DT 028	Shredder	12/12/2006	Office
1	DT 029	Kingston 512MB Memory Stick	09/08/2006	Office
1	DT 030	Photocopier	06/11/2007	Office
1	DT 031	Refrigerator Beko	29/11/2006	Kitchen
1	DT 032	TV Set Beko	29/11/2006	Dining Room
1	DT 033	Washing Machine Beko	29/11/2006	Laundry
1	DT 034	Dishwasher Beko	29/11/2006	Kitchen
1	DT 035	Owen Beko	29/11/2006	Kitchen
1	DT 036	Water Dispenser Beko	29/11/2006	Kitchen
3	DT 037	Teamaker Beko	29/11/2006	Kitchen
1	DT 038	Toaster Beko	29/11/2006	Kitchen
1	DT 039	Grill Beko	29/11/2006	Kitchen
1	DT 040	Coffee Machine Beko	29/11/2006	Kitchen
1	DT 041	Dryer Beko	27/12/2006	Laundry
1	DT 042	Stocking Shelf	20/06/2007	Laundry
1	DT 043	Chiller	12/06/2007	Kitchen
1	DT 044	Mini Desk	07/12/2006	Office
1	DT 045	Mini Etagere	07/12/2006	Office
1	DT 046	Mini Coffee Table	07/12/2006	Office
2	DT 047	Cabinet R	07/12/2006	Office
2	DT 048	Cabinet RK	07/12/2006	Office
1	DT 049	Generator Teksan	07/12/2006	Heating Center
1	DT 050	Central Heating Set	07/12/2006	Heating Center
1	DT 051	Core Splitter	07/12/2006	Sample Prep.
1	DT 052	Ring Mill & Grinding Heads	07/12/2006	Sample Prep.
1	DT 053	Drying Oven	07/12/2006	Sample Prep.

Excluded Equipment

ETILI CAMP - SAMPLE PREP LAB EQUIPMENT LIST

Quantity	EQUIPMENT
1	TM-MAX PULVERIZER
1	DRYING OVEN
3	SAMPLE SPLITTER
8	SPLITTER BOXES
1	SCALE ( 0-20 KG)
1	SIEVE for pulverizing test (200 mesh)
1	SIEVE for crushing test (2 mm)
2	SIEVE for Soil ( 80 mesh)
1	SIEVE ( 150 mesh)
140	Sample Drying Pan (Small)
55	Sample Drying Pan (Big)
1	Office desktop HP computer
1	Office HP Printeer
1	UFO Heather 3000 Watt
1	Sample Prep Dust Box
1	Office Supplies

SCHEDULE “B”

Financial Statements
(Sections 3.3(c) & 3.4(c))

Fronteer Eurasia Madencilik Ltd.STI. 01.01.2009-30.09.2009 Detailed Income Statement (In Tl)
	|
A-Gross Sales	|	163,066.97
1-Domestic Sales	|	0.00
2-Export Sales	|
3-Other Sales	|	163,066.97
B-Sales Deductions (-)	|	0.00
1-Sales Returns (-)	|
2-Sales Discounts (-)	|
3-Other Deductions (-)	|
C-Net Sales	|	163,066.97
D-Cost Of Sales (-)	|	125,673.14
1-Cost Of Goods Sold (-)	|
2-Cost Of Merhandises Sales (-)	|
3-Cost Of Services Rendered (-)	|	125,673.14
4-Cost Of Other Sales (-)	|
Gross Sales Profit Or Losses	|	37,393.83
E-Operating Expenses (-)	|	362,489.63
1-(Project)Research And Exploration Expenses (-)	|
2-Marketing, Sales, Distribution Expenses (-)	|
3-General And Administrative Expenses (-)	|	362,489.63
	|
Net Sales Profit Or Losses	|	-325,095.80
F-Ordinary Income Or Gains From Other Operations	|	122,777.28
1-Divident Gain From Participations	|
2-Divident Gain From Subsidiaries	|
3-Interest Income	|
4-Commission Income	|
5-Recoverable Income For Reserves	|
6-Securities Sales Revenues	|
7-Fx Difference Income	|	121,607.32
8-Discount Interest Income	|
9-Other Gains From Other Operations	|	1,169.96
G-Expenses And Losses From Other Operations(-)	|	271,445.39
2-Commission Expenses	|
3-Reserves For Accrued Expenses	|
4-Fx Difference Losses (-)	|	271,438.10
5-Reeskont Interest Losses (-)	|

Fronteer Eurasia Madencilik Ltd.STI. 01.01.2009-30.09.2009 Detailed Income Statement (In Tl)
6-Other Expenses Or Losses From Other Operations	|	7.29
H-Financial Expenses(-)	|	0.00
1-Short Term Borrowing Expenses(-)	|
2-Long Term Borrowing Expenses(-)	|
Profit Or Loss From Ordinary Operations	|	-473,763.91
I-Unordinary Income Or Gain From Other Operations	|	1,748.60
1-Prior Period Income Or Gains	|	1,748.60
2-Other Unordinary Income Or Gains	|
J-Unordinary Expenses Or Losses(-)	|	442.00
1-Unworking Department Expenses Or Losses(-)	|
2-Prior Period Expenses Or Losses(-)	|
3-Other Unordinary Expenses And Losses(-)	|	442.00
Profit Or Loss	|	-472,457.31
K-Tax And Legal Reserves Over Profit(-)	|
Net Profit	|	-472,457.31

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
1	CURRENT ASSETS	4,715,288.19	1,650,686.97	3,064,601.22
10	LIQUID ASSETS	1,041,023.70	1,034,026.75	6,996.95
102	BANK DEPOSITS	1,041,023.70	1,034,026.75	6,996.95
102.01	TL Accounts	509,871.70	508,804.65	1,067.05
102.01.01	Vakifbank G.O.P. YTL HES	509,871.70	508,804.65	1,067.05
102.02	USD Accounts	531,152.00	525,222.10	5,929.90
102.02.01	Vakifbank/G.O.P. USD Account	531,152.00	525,222.10	5,929.90
12	TRADE RECEIVABLES	180,929.97	137,958.76	42,971.21
126	PAID DEPOSIT & GUARANTIES	73,698.73	30,727.52	42,971.21
126.01	Exploration Licence Guarantees	67,070.71	26,499.98	40,570.73
126.01.02	BALIKESIR	24,898.74	5,561.73	19,337.01
126.01.02.01	Balikesir ER-2657628	1,752.00	-	1,752.00
126.01.02.02	Balikesir ER-2657612	2,062.00	-	2,062.00
126.01.02.03	Balikesir E-3143329	2,144.67	-	2,144.67
126.01.02.09	Balikesir E-3143447	942.43	-	942.43
126.01.02.10	Balikesir E-3157655	839.00	-	839.00
126.01.02.11	Balikesir E-3157656	2,556.00	-	2,556.00
126.01.02.12	Balikesir E-3157657	1,531.00	-	1,531.00
126.01.02.13	Balikesir E-3157658	438.00	-	438.00
126.01.02.14	Balikesir E-3159315	1,110.39	-	1,110.39
126.01.02.15	Balikesir E-3159319	1,873.43	-	1,873.43
126.01.02.16	Balikesir E-3159318	2,343.39	-	2,343.39
126.01.02.17	Balikesir E-3159317	1,744.70	-	1,744.70
126.01.04	ÇANAKKALE	7,206.41	6,405.81	800.60
126.01.04.03	Çanakkale E-3143321	800.60	-	800.60
126.01.05	MANISA	11,280.62	7,947.44	3,333.18
126.01.05.06	Manisa ER-3158439	1,914.95	-	1,914.95
126.01.05.07	Manisa ER-3158437	1,418.23	-	1,418.23
126.01.06	IZMIR	1,954.94	-	1,954.94
126.01.06.01	ER-3158438	1,954.94	-	1,954.94
126.01.08	ERZURUM	15,145.00	-	15,145.00
126.01.08.01	ER-3096024	1,547.00	-	1,547.00
126.01.08.02	ER-3096023	1,338.00	-	1,338.00
126.01.08.03	ER-3096028	2,535.00	-	2,535.00
126.01.08.04	ER-3096029	2,288.00	-	2,288.00
126.01.08.05	ER-3096032	1,620.00	-	1,620.00
126.01.08.06	ER-3096034	1,613.00	-	1,613.00

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
126.01.08.07	ER-3096026	1,654.00	-	1,654.00
126.01.08.08	ER-3096027	1,444.00	-	1,444.00
126.01.08.09	ER-3096025	1,106.00	-	1,106.00
126.03	Rent Deposits	2,211.30	284.70	1,926.60
126.04	ASKI Deposits	221.86	-	221.86
126.07	Electric	252.02	-	252.02
13	OTHER RECEIVABLES	2,507,305.57	264,953.47	2,242,352.10
132	RECEIVABLES FROM PARTICIPANTS	1,546,487.84	-	1,546,487.84
132.01	KUZEY TRUVA	386,358.12	-	386,358.12
132.02	DOGU TRUVA	240,158.38	-	240,158.38
132.03	ORTA TRUVA	919,971.34	-	919,971.34
136	OTHER VARIOUS RECEIVABLES	959,035.26	263,171.00	695,864.26
136.03	EXPLORATION EXPENSES FOR YEAR 2006	40,775.33	40,775.31	0.02
136.06	SSK	5,437.47	4,987.02	450.45
136.08	Agola Madencilik	16.10	-	16.10
136.10	Other Receivables	695,397.69	-	695,397.69
136.10.01	Agi Project	283,088.72	-	283,088.72
136.10.01.01	Agi 2005	2,389.80	-	2,389.80
136.10.01.02	Agi 2006	40,775.31	-	40,775.31
136.10.01.03	Agi 2007	79,894.79	-	79,894.79
136.10.01.04	Agi 2008	68,380.43	-	68,380.43
136.10.01.05	Agi 2009	91,648.39	-	91,648.39
136.10.01.05.01	Salary Expenses	86,189.10	-	86,189.10
136.10.01.05.01.0 1	Other Salaries	86,189.10	-	86,189.10
136.10.01.05.02	Exploration Expenses	658.41	-	658.41
136.10.01.05.02.0 1	Poject Generation Expenses(Scooping)	658.41	-	658.41
136.10.01.05.03	Other Expenses	4,800.88	-	4,800.88
136.10.01.05.03.0 1	Other Colsulting Expenses	4,800.88	-	4,800.88
136.10.02	Biga Project	1,928.65	-	1,928.65
136.10.02.01	Biga 2005	1,201.73	-	1,201.73
136.10.02.05	Biga 2009	726.92	-	726.92
136.10.02.05.01	Salary Expenses	501.92	-	501.92
136.10.02.05.01.0 1	Other Salaries	501.92	-	501.92
136.10.02.05.04	Depriciation Expenses	225.00	-	225.00
136.10.02.05.04.0 1	Depriciation Expenses	225.00	-	225.00
136.10.03	Pirentepe Project	361,337.75	-	361,337.75

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
136.10.03.02	Pirentepe 2006	354,388.33	-	354,388.33
136.10.03.03	Pirentepe 2007	6,447.50	-	6,447.50
136.10.03.05	Pirentepe 2009	501.92	-	501.92
136.10.03.05.01	Salary Expenses	501.92	-	501.92
136.10.03.05.01.0 1	Other Salaries	501.92	-	501.92
136.10.04	Halilaga Project	7,147.35	-	7,147.35
136.10.04.04	Halilaga 2008	2,760.70	-	2,760.70
136.10.04.05	Halilaga 2009	4,386.65	-	4,386.65
136.10.04.05.01	Salary Expenses	4,386.65	-	4,386.65
136.10.04.05.01.0 1	Other Salaries	4,386.65	-	4,386.65
136.10.05	KIrazli Project	41,895.22	-	41,895.22
136.10.05.01	Kirazli 2005	1,952.81	-	1,952.81
136.10.05.03	Kirazli 2007	32,712.83	-	32,712.83
136.10.05.05	Kirazli 2009	7,229.58	-	7,229.58
136.10.05.05.01	Salary Expenses	7,229.58	-	7,229.58
136.10.05.05.01.0 1	Other Salaries	7,229.58	-	7,229.58
18	PREPAID EXPENCES & ACCRULES	20,640.63	18,671.99	1,968.64
180	PREPAID EXPENCES	20,640.63	18,671.99	1,968.64
180.01	Insurance Expenses	19,594.38	18,417.74	1,176.64
180.01.10	October	823.38	72.12	751.26
180.01.11	November	303.83	-	303.83
180.01.12	December	121.55	-	121.55
180.02	Subscription Expenses	1,046.25	254.25	792.00
180.02.10	October	264.00	-	264.00
180.02.11	November	264.00	-	264.00
180.02.12	December	264.00	-	264.00
19	OTHER CURRENT ASSETS	965,388.32	195,076.00	770,312.32
190	V.A.T. TRANSFERRED	721,570.64	22,195.23	699,375.41
190.02	Carried Vat	721,570.64	22,195.23	699,375.41
191	V.A.T. DEDUCTIBLE	52,593.51	52,593.50	0.01
191.01	V.A.T. DEDUCTIBLE (%18)	50,406.82	50,406.82	-
191.02	V.A.T. DEDUCTIBLE (%8)	1,743.11	1,743.11	-
195	ADVANCED PAYMENTS FOR SERVICES	191,224.17	120,287.27	70,936.91
195.01	Job Advances in YTL	163,494.35	119,049.68	44,444.68
195.01.01	M.Ender Özaydin	25,059.90	23,288.94	1,770.97
195.01.02	Beytullah Demirtas	95,706.00	91,463.14	4,242.86
195.01.06	Scott Boyce	63.96	63.96	-

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
195.01.10	BAGIMSIZ ANALIZ	6,906.90	3,735.00	3,171.90
195.01.38	Zeynel Ilgar	500.00	300.00	200.00
195.01.45	TECK COMINCO	34,058.95	-	34,058.95
195.01.46	Av.Yesim Ertugrul	1,000.00	-	1,000.00
195.02	Job Advances in USD	27,032.30	540.07	26,492.23
195.02.05	Teck Cominco	27,032.30	540.07	26,492.23
2	FIXED ASSETS	13,005,333.65	556,865.80	12,448,467.85
24	FINANCIAL INVESTMENTS	9,960,799.00	-	9,960,799.00
242	PARTICIPANTS	9,960,799.00	-	9,960,799.00
242.01	Kuzey Truva	6,093,300.00	-	6,093,300.00
242.02	Dogu Truva	2,959,500.00	-	2,959,500.00
242.03	Truva Bakir	888,099.00	-	888,099.00
242.04	Orta Truva	19,900.00	-	19,900.00
25	TANGIBLE ASSETS	92,287.56	72,990.98	19,296.58
253	PLANTS MACHINES AND EQUIPMENT	6,721.99	-	6,721.99
253.01	Machinary & Equipments	4,679.94	-	4,679.94
253.02	Machinary & Equipments (Field )	1,398.31	-	1,398.31
253.03	Projektor	643.74	-	643.74
255	FURNITURES	80,021.23	-	80,021.23
255.01	FURNITURE FIXTURE AND FITTINGS	80,021.23	-	80,021.23
255.01.01	Office Computers	50,310.41	-	50,310.41
255.01.02	Office Fixed Assets	22,769.20	-	22,769.20
255.01.03	Furniture	2,375.51	-	2,375.51
255.01.04	Mobile Phones	3,066.11	-	3,066.11
255.01.05	Field Office Furniture	1,500.00	-	1,500.00
257	ACCUMULATED DEPRECIATIONS	-	67,446.64		67,446.64
257.01	Furniture Fixture and Fittings	-	67,446.64		67,446.64
26	INTANGIBLES ASSETS	48,024.69	31,025.77	16,998.92
264	CAPITALIZED SPECIAL COSTS	14,647.20	-	14,647.20
264.01	Special Cost	14,647.20	-	14,647.20
267	OTHER INTANGIBLE ASSETS	33,377.49	-	33,377.49
267.01	Computer Programs	33,377.49	-	33,377.49
268	ACCUMULATED DEPRECIATIONS	-	31,025.77		31,025.77
268.01	Special Cost	-	31,025.77		31,025.77
27	DEPLETIABLE ASSETS	2,904,155.20	452,849.05	2,451,306.15
271	SEARCHING EXPENDITURES	2,904,155.20	452,849.05	2,451,306.15
271.01	Exploration Expenses for year 2006	449,957.84	398,282.48	51,675.36
271.02	Exploration Expenses in year 2008	1,184,273.84	38,532.61	1,145,741.23

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
271.03	Exploration Expenses in year 2007	1,044,763.29	7,733.03	1,037,030.26
271.05	Exploration Expenses in year 2005	100,413.90	-	100,413.90
271.07	Exploration Expenses in year 2009	124,746.33	8,300.93	116,445.40
271.07.01	Exploration Expenses	27,977.90	8,086.15	19,891.75
271.07.01.02	License Funds and Tender Costs	15,859.60	989.60	14,870.00
271.07.01.05	Labaratory Expenses	2,828.59	-	2,828.59
271.07.01.06	Field Equipment	7,104.09	7,096.55	7.54
271.07.01.08	Field Workers	944.44	-	944.44
271.07.01.09	Geophsical Expenses	116.18	-	116.18
271.07.01.12	Field Rentals	1,125.00	-	1,125.00
271.07.02	Salaries	67,429.09	-	67,429.09
271.07.02.01	Salaries	7,000.00	-	7,000.00
271.07.02.02	Social Security Prem of Employer	551.19	-	551.19
271.07.02.03	Other Salaries (Invoiced)	59,877.90	-	59,877.90
271.07.03	Other Expenses	21,250.59	214.78	21,035.81
271.07.03.01	Transportation Expenses	85.08	-	85.08
271.07.03.02	Hotel	2,234.47	-	2,234.47
271.07.03.03	Car Expenses	1,716.72	-	1,716.72
271.07.03.04	Food&Drink	666.84	-	666.84
271.07.03.09	Bank Charges	147.77	47.29	100.48
271.07.03.10	Car Rentals	847.45	-	847.45
271.07.03.11	Other Expenses	7.20	-	7.20
271.07.03.17	Represantation Expenses	127.11	-	127.11
271.07.03.18	Other Consulting Expenses	15,250.46	-	15,250.46
271.07.04	Depreciation	8,088.75	-	8,088.75
28	PREPAID EXPENSES FOR NEXT YEAR	67.20	-	67.20
280	PREPAID EXPENSES FOR NEXT YEAR	67.20	-	67.20
280.01	Subscription Expenses	67.20	-	67.20
280.01.01	January	24.00	-	24.00
280.01.02	February	24.00	-	24.00
280.01.03	March	19.20	-	19.20
3	SHORT TERM LIABILITIES	557,683.70	2,195,802.14		1,638,118.44
32	TRADE PAYABLES	209,517.14	1,823,878.94		1,614,361.80
320	ACCOUNTS PAYABLE	209,517.14	1,823,878.94		1,614,361.80
320.01	ACCOUNTS PAYABLE (YTL)	88,682.30	102,808.67		14,126.37
320.01.02	Bagimsiz Analiz	27,005.92	41,132.29		14,126.37
320.02	CAD Payables	115,686.36	1,715,921.79		1,600,235.43
320.02.02	Fronteer Development Group Inc.	90,437.84	1,345,856.13		1,255,418.29

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
320.02.03	Fronteer Development Group Inc. Stock co	25,248.52	370,065.66		344,817.14
33	OTHER PAYABLES	100,814.65	112,059.78		11,245.13
335	PAYABLES TO EMPLOYEES	100,814.65	112,059.78		11,245.13
335.01	Employee Salaries	100,814.65	112,059.78		11,245.13
335.01.01	Net Salaries	100,814.65	112,059.78		11,245.13
36	TAXES & OTHER LIABILITIES	216,692.82	229,154.33		12,461.51
360	TAXES & FUNDS PAYABLE	180,287.49	189,460.70		9,173.21
360.01	Income Tax	122,541.05	130,313.93		7,772.88
360.01.01	Income Tax for Salaries	54,606.95	60,004.38		5,397.43
360.01.02	Stamp Tax For Rent	3,487.50	4,195.50		708.00
360.01.03	Income Tax for Services Works	4,547.05	4,751.13		204.08
360.01.04	Expense Voucher	416.63	449.96		33.33
360.01.05	Abroad Services (Income Tax)	59,482.92	60,912.96		1,430.04
360.03	Stamp Tax	1,382.77	1,496.06		113.29
360.03.01	Stamp Tax for Salaries	1,382.77	1,496.06		113.29
360.06	Responsible VAT	56,363.67	57,650.71		1,287.04
361	SOCIAL SECURITY LIABILITIES	36,405.33	39,693.63		3,288.30
361.01	Social Security Premium	36,405.33	39,693.63		3,288.30
361.01.01	Social Security Premiums for Ankara	36,405.33	39,693.63		3,288.30
38	UNEARNED INCOMES & ACCURED EXP	1,550.03	1,600.03		50.00
380	UNEARNED INCOMES	1,550.03	1,600.03		50.00
380.09	September	200.03	200.03		-
380.10	October	-	50.00		50.00
4	LONG TERM LIABILITIES	457,273.00	611,032.34		153,759.34
43	OTHER PAYABLES	457,273.00	611,032.34		153,759.34
431	PAYABLES TO PARTNERS	457,273.00	611,032.34		153,759.34
431.01	Fronteer Investment Inc.	457,273.00	611,032.34		153,759.34
5	SHAREHOLDERS' EQUITY	5,100,621.36	19,294,269.96		14,193,648.60
50	CAPITAL PAID	1,075,075.00	14,750,075.00		13,675,000.00
500	CAPITAL (FACE VALUE)	-	13,675,075.00		13,675,075.00
500.01	Outstanding Capital	-	13,675,075.00		13,675,075.00
500.01.01	Fronteer Investment Inc.	-	13,674,975.00		13,674,975.00
500.01.02	Mark Gerard O'Dea	-	25.00		25.00
500.01.03	Fronteer Holdings Inc.	-	25.00		25.00
500.01.04	Fronteer Development Group Inc.	-	25.00		25.00
500.01.05	New West Gold Corporation	-	25.00		25.00
501	CAPITAL UNPAID	1,075,075.00	1,075,000.00	75.00
501.03	Fronteer Holdings Inc.	25.00	-	25.00

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
501.04	Fronteer Development Group Inc.	25.00	-	25.00
501.05	New West Gold Corporation	25.00	-	25.00
52	CAPITAL RESERVES	617,727.00	4,544,194.96		3,926,467.96
529	OTHER CAPITAL RESERVES	617,727.00	4,544,194.96		3,926,467.96
529.01	Other Capital Reserves	617,727.00	4,544,194.96		3,926,467.96
529.01.01	Fronteer Investment Inc.	617,727.00	4,544,186.14		3,926,459.14
529.01.02	Mark Gerard O'Dea	-	8.82		8.82
58	ACCUMULATED LOSSES	3,407,819.36	-	3,407,819.36
580	ACCUMULATED LOSSES	3,407,819.36	-	3,407,819.36
580.01	Previous Year Loss 2005	131,757.46	-	131,757.46
580.02	Previous Year Loss 2006	108,043.89	-	108,043.89
580.03	Previous Year Loss 2007	286,140.97	-	286,140.97
580.04	Previous Year Loss 2008	2,881,877.04	-	2,881,877.04
6	INCOME STATEMENT	271,887.39	287,592.85		15,705.46
60	SALES REVENUE	-	163,066.97		163,066.97
602	OTHER SALES	-	163,066.97		163,066.97
602.01	Project Incomes	-	161,716.94		161,716.94
602.01.01	Agi Project	-	33,659.92		33,659.92
602.01.02	Kirazli Project	-	4,928.48		4,928.48
602.01.05	Biga Projesi	-	32,254.61		32,254.61
602.01.07	Esan Eczacibasi A.S.	-	10,873.93		10,873.93
602.01.08	Aydin Project	-	80,000.00		80,000.00
602.02	Rental Sales	-	1,350.03		1,350.03
64	OTHER ORDIONARY INCOME	-	122,777.28		122,777.28
646	GAINS FROM EXCHANGE RATES	-	121,607.32		121,607.32
646.01	Exchange Profit	-	121,607.32		121,607.32
649	OTHER ORDINARY INCOMES & GAINS	-	1,169.96		1,169.96
649.01	Other	-	1,169.96		1,169.96
65	OTHER ORDIONARY EXPENSES	271,445.39	-	271,445.39
656	LOSSES FROM EXCHANGE RATES	271,438.10	-	271,438.10
656.01	Exchange Losses	271,438.10	-	271,438.10
659	OTHER ORDIONARY EXPENSES	7.29	-	7.29
659.01	Other	7.29	-	7.29
67	EXTRAORDIONARY INCOMES	-	1,748.60		1,748.60
671	INCOMES FOR PREVIOUS PERIODS	-	1,748.60		1,748.60
671.01	INCOMES FOR PREVIOUS PERIODS	-	1,748.60		1,748.60
68	EXTRAORDIONARY EXPENSES	442.00	-	442.00
689	OTHER EXTRAORDINARY EXP&LOSSES	442.00	-	442.00

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
689.01	OTHER EXTRAORDINARY EXP&LOSSES	442.00	-	442.00
7	COST ACCOUNTING (FOR 7/A)	488,162.77	-	488,162.77
74	COST OF SERVICE PRODUCED	125,673.14	-	125,673.14
740	COST OF SERVICE PRODUCED	125,673.14	-	125,673.14
740.03	SERVICES AND BENEFITS OBTAINED FM THIRD	125,673.14	-	125,673.14
740.03.11	Expenses to be invoiced	125,673.14	-	125,673.14
77	GENERAL ADMINISTRATIVE EXPENS.	362,489.63	-	362,489.63
770	GENERAL ADMINISTRATIVE EXPENS.	362,489.63	-	362,489.63
770.01	SALARIES	182,660.81	-	182,660.81
770.01.01	Salaries	170,181.11	-	170,181.11
770.01.02	Social Security Prem of Employer	12,479.70	-	12,479.70
770.02	SERVICES AND BENEFITS OBTAINED FM THIRDS	98,861.42	-	98,861.42
770.02.01	Elect Water Gas	2,073.13	-	2,073.13
770.02.02	Meals and Entertinment	9,530.56	-	9,530.56
770.02.03	Accounting and Counsulting Expenses	34,857.88	-	34,857.88
770.02.04	Stationary	1,531.63	-	1,531.63
770.02.05	Communication Expenses	2,793.51	-	2,793.51
770.02.06	Maintanance Expense	894.75	-	894.75
770.02.07	Office Expense	3,817.95	-	3,817.95
770.02.08	Non Allowed Expenses	13,812.49	-	13,812.49
770.02.09	Cargo Exp.	1,463.55	-	1,463.55
770.02.10	Other Expenses	424.06	-	424.06
770.02.11	VARIOUS EXPENSES	1,220.31	-	1,220.31
770.02.12	Car Expenses	6,821.91	-	6,821.91
770.02.13	Fixed Asset Under Legal Limit	427.12	-	427.12
770.02.14	Other Consultancy Expenses	18,382.03	-	18,382.03
770.02.15	Represantation Expenses	810.54	-	810.54
770.03	VARIOUS EXPENSES	68,730.76	-	68,730.76
770.03.01	Rentals	17,915.00	-	17,915.00
770.03.02	Insurance Expenses	3,399.13	-	3,399.13
770.03.03	Notary Expenses	2,029.37	-	2,029.37
770.03.04	Subscription Expenses	6,084.80	-	6,084.80
770.03.05	Travel and taxi Expenses	2,708.30	-	2,708.30
770.03.06	Bank Charges	580.98	-	580.98
770.03.07	Capital Increase Expenses	931.90	-	931.90
770.03.08	Car Rentals	26,138.70	-	26,138.70
770.03.09	Translation Expenses	296.00	-	296.00

Fronteer Eurasia Balance Sheet-Income Statement September 30, 2009
Account Code	Account Name	Debit	Credit	Debit Balance	Credit Balance
770.03.11	Educatiion Cost	7,212.45	-	7,212.45
770.03.12	COMPUTER SOFTWARE	1,434.13	-	1,434.13
770.04	TAXES	1,297.90	-	1,297.90
770.04.01	Stamp Tax	821.75	-	821.75
770.04.02	Trade Chamber Expenses	466.55	-	466.55
770.04.03	Other Taxes	9.60	-	9.60
770.05	DEPRECIATION	10,938.74	-	10,938.74
770.05.01	Depraciation Expenses	10,938.74	-	10,938.74
900	REGULATORY ACCOUNTS	14,254.49	-	14,254.49
900.01	Non-Deductuble Expenses	14,254.49	-	14,254.49
901	REGULATORY ACCOUNTS	-	14,254.49		14,254.49
901.01	Non-Deductuble Expenses	-	14,254.49		14,254.49

		23,055,704.00	23,055,704.00	19,793,740.49	19,793,740.49

SCHEDULE “C”

Property

(Section 3.3(e))

Property (registrations indicated by an * will be subject to the Agi Dagi Amalgamation)

KUZEY TRUVA MADENCILIK SANAYI TICARET ANONIM SIRKETI MINING LICENCES AND PERMITS
No.	Registration No.	Type of License/Permit	Effective Date	Expiration Date	Further Information
1.	61832	Operation License	13 October 2009	13 October 2019	Still in force.
2.	20054259	Exploration License	8 July 2005	8 July 2010	Still in force.
3.	20054262	Exploration License	8 July 2005	8 July 2010	Still in force.
4.	20065893	Exploration License	22 June 2006	22 June 2011	Still in force.
5.	200710049	Exploration License	13 November 2007	15 November 2010	Still in force.
6.	200710050	Exploration License	13 November 2007	15 November 2010	Still in force.
7.	28255*	Operation Permit	20 April 2000	20 April 2010	Upon KTM’s request, the permit term has been suspended for one year as of 15 December 2008.
8.	35987*	Operation Permit	14 November 2001	14 November 2011	Upon KTM’s request, the permit term has been suspended for one year as of 15 December 2008.
9.	40912*	Operation Permit	25 July 2000	25 July 2010	Upon KTM’s request, the permit term has been suspended for one year as of 15 December 2008.
10.	46591*	Operation Permit	5 July 2005	5 July 2015	Upon KTM’s request, the permit term has been suspended for one year as of 15 December 2008.
11.	67874*	Operation Permit	18 December 2003	18 December 2013	Upon KTM’s request, the permit term has been suspended for one year as of 15 December 2008.
12.	58379	Awaiting operation license	19 April 2002	19 April 2007	Pending conversion to operating licence.
13.	20050031	Exploration License	8 April 2005	8 April 2010	Still in force.
14.	20050064	Exploration License	8 April 2005	8 April 2010	Still in force.

KUZEY TRUVA MADENCILIK SANAYI TICARET ANONIM SIRKETI MINING LICENCES AND PERMITS
No.	Registration No.	Type of License/Permit	Effective Date	Expiration Date	Further Information
15.	200806258	Exploration License	8 March 2006	8 March 2011	Still in force.
16.	200906054	Exploration License	23 November 2009	23 November 2012	Still in force.
17.	200906055	Exploration License	23 November 2009	23 November 2012	Still in force.
18	200906056	Exploration License	23 November 2009	23 November 2012	Still in force.

DOGU TRUVA MADENCILIK SANAYI TICARET ANONIM SIRKETI MINING LICENCES AND PERMITS
No.	License/Permit No.	Type of License/Permit	Effective Date	Expiration Date	Further Information
1.	62075	Operation License	13 October 2009	13 October 2019	Still in force.
2.	57863	Operation License	14 October 2009	14 October 2019	Still in force.

SCHEDULE “D”

Directors and Authorized Signatories

(Sections 3.3(a)(iv) & 3.4(a)(ii))

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI BOARD OF DIRECTORS
Name	Acting as	Nominated by
M.Ender Özaydin	Chairman	Fronteer Investments Inc.
H. Ibrahim Torun	Member	Fronteer Development Group Inc.
Beytullah Demirtas	Vice Chairman	Fronteer Holdings Inc.

Authorized Signatory: Mustafa Ender Özaydin

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI BOARD OF DIRECTORS
Name	Acting as	Nominated by
Adrian King	President	Teck Madencilik Sanayi Ticaret A.S.
Mark O’Dea	Vice President	Fronteer Eurasia
Tayfun H.Cerrah	Member	Teck Madencilik Sanayi Ticaret A.S.
Nurettin Ahi	Member	Teck Madencilik Sanayi Ticaret A.S.
M.Ender Özaydin	Member	Teck Madencilik Sanayi Ticaret A.S.

Authorized Signatories:

Any two of Mustafa Ender Özaydin, Tayfun H.Cerrah and Nurettin Ahi jointly have signing authority.

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI BOARD OF DIRECTORS
Name	Acting as	Nominated by
Adrian King	President	Teck Madencilik Sanayi Ticaret A.S.
Mark O’Dea	Vice President	Fronteer Eurasia
Tayfun H.Cerrah	Member	Teck Madencilik Sanayi Ticaret A.S.
Nurettin Ahi	Member	Teck Madencilik Sanayi Ticaret A.S.
M.Ender Özaydin	Member	Teck Madencilik Sanayi Ticaret A.S.

Authorized Signatories:

Any two of Mustafa Ender Özaydin, Tayfun H.Cerrah and Nurettin Ahi jointly have signing authority.

SCHEDULE “E”

Share Capital

(Sections 3.3(b)(i) & 3.4(b)(i))

Table 1. Fronteer Eurasia

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI
Name of partner	Number of shares	Amount of contribution (TL)	Shareholding Percentage (%)
Fronteer Investment Inc.	546,999	13.674.975	99.9992
Fronteer Holdings Inc.	1	25	0.0002
Fronteer Development Group Inc.	1	25	0.0002
NewWest Gold Corporation	1	25	0.0002
Mark Gerard O’Dea	1	25	0.0002
Total Share Capital	547,003	13.675.075	100

Table 2. Kuzey Truva Share Capital

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI
Name of shareholder	Number of shares	Amount of contribution (TL)	Shareholding Percentage (%)
Teck Madencilik Sanayi Ticaret A.S.	9,743,200	9.743.200	59.9988
Fronteer Eurasia Madencilik Anonim Sirketi	6,495,500	6.495.500	39.9994
Nurettin Ahi	100	100	0.0006
Tayfun H. Cerrah	100	100	0.0006
Mustafa Ender Ozaydin	100	100	0.0006
Total Share Capital	16,239,000	16.239.000	100

Table 3. Dogu Truva Share Capital

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI
Name of shareholder	Number of shares	Amount of contribution (TL)	Shareholding Percentage (%)
Teck Madencilik Sanayi Ticaret A.S.	4,867,600	4.867.600	59.9976
Fronteer Eurasia Madencilik Anonim Sirketi	3,245,100	3.245.100	39.9988
Nurettin Ahi	100	100	0.0012
Tayfun H. Cerrah	100	100	0.0012
Mustafa Ender Ozaydin	100	100	0.0012
Total Share Capital	8,113,000	8.113.000	100

SCHEDULE “F”

Bank Accounts

(Sections 3.3(c)(vi) & 3.4(c)(vi))

FRONTEER EURASIA MADENCILIK ANONIM SIRKETI

Bank	Vakifbank
Branch	Gaziosmanpasa, Ankara
Account No. (TL)	00158007284234976
Account No. (USD)	00158048000292665
Account No. (EUR)	00158048000487933
Account No. (GBP)	00158048000900965
Account No. (CAD)	00158048000944100
Signatories	Mustafa Ender Özaydin

KUZEY TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI
Bank	Garanti Bankasi
Branch	Yildiz, Istanbul
Account No. (TL)	6298008
Account No. (USD)	9091831
Signatories	Any two of Mustafa Ender Özaydin, Tayfun H.Cerrah and Nurettin Ahi jointly have signing authority.

DOGU TRUVA MADENCILIK SANAYI VE TICARET ANONIM SIRKETI
Bank	Garanti Bankasi
Branch	Yildiz, Istanbul
Account No. (TL)	6298007
Account No. (USD)	9091828
Signatories	Any two of Mustafa Ender Özaydin, Tayfun H.Cerrah and Nurettin Ahi jointly have signing authority.

SCHEDULE “G”

Authorizations

(Sections 3.3(d), 3.3(m) & 3.3(o))

Table 1 - Forest Permits

(Note: all Licences listed will be subject to the Agi Dagi Amalgamation)

	Licence No	License Area (hectare)	ER No	Permit Area (m2)	PermitNo	Permit Date	Start Date	Expiry Date	Type	OperationManagement (Orman IsletmeMüdürlügü)	Duties of aChief (Orman Isletme Sefligi)
1	28255	395.81	2205961	875.00	76	08/02/2007	01/12/2005	20/04/2010	Road	Çan	Katrandagi
2	28255	395.81	2205961	4,933.98	78	08/02/2007	11/02/2005	20/04/2010	Road	Çan	Etili
3	28255	395.81	2205961	677.87	257	08/02/2007	27/11/2004	20/04/2010	Trench	Çan	Etili
4	28255	395.81	2205961	555.00	264	08/02/2007	01/12/2005	20/04/2010	Trench	Çan	Katrandagi
5	28255	395.81	2205961	7,188.43	538	19/09/2006	19/09/2006	20/04/2010	Road	Çan	Etili
6	28255	395.81	2205961	1,200.00	874	20/06/2007	20/06/2007	20/04/2010	Drill	Çan	Etili
7	28255	395.81	2205961	6,800.00	1,018	19/09/2006	19/09/2006	20/04/2010	Drill	Çan	Etili
8	28255	395.81	2205961	400.00	1,379	31/10/2008	31/10/2008	20/04/2010	Drill	Çan	Katrandagi
9	35987	1,616.44	1005271	30,615.90	79	08/02/2007	11/02/2005	14/11/2011	Road	Çan	Etili
10	35987	1,616.44	1005271	297.57	259	08/02/2007	27/12/2004	14/11/2011	Trench	Çan	Etili
11	35987	1,616.44	1005271	3,943.04	267	08/02/2007	11/02/2005	14/11/2011	Drill	Çan	Etili
12	35987	1,616.44	1005271	17,204.84	537	19/09/2006	19/09/2006	14/11/2011	Road	Çan	Etili
13	35987	1,616.44	1005271	10,460.24	876	19/07/2007	19/07/2007	14/11/2011	Road	Çan	Etili
14	35987	1,616.44	1005271	12,400.00	1,015	19/07/2007	19/07/2007	14/11/2011	Drill	Çan	Etili
15	35987	1,616.44	1005271	28,000.00	1,017	19/09/2006	19/09/2006	14/11/2011	Drill	Çan	Etili
16	35987	1,616.44	1005271	822.37	1,196	26/09/2007	26/09/2007	14/11/2011	Casting Area	Çan	Etili
17	35987	1,616.44	1005271	463.16	1,260	26/09/2007	26/09/2007	14/11/2011	Road	Çan	Etili

	Licence No	License Area (hectare)	ER No	Permit Area (m2)	PermitNo	Permit Date	Start Date	Expiry Date	Type	OperationManagement (Orman IsletmeMüdürlügü)	Duties of aChief (Orman Isletme Sefligi)
18	35987	1,616.44	1005271	60.00	1,765	04/12/2007	04/12/2007	14/11/2011	Trench	Çan	Etili
19	35987	1,616.44	1005271	805.00	1,844	10/12/2007	10/12/2007	14/11/2011	Road	Çan	Etili
20	40912	2,288.72	2314194	10,595.71	75	08/02/2007	11/02/2005	25/07/2010	Road	Çan	Etili
21	40912	2,288.72	2314194	1,510.00	263	08/02/2007	11/02/2005	25/07/2010	Road	Çan	Etili
22	40912	2,288.72	2314194	1,117.00	284	08/02/2007	30/12/2005	25/07/2010	Trench	Çan	Etili
23	40912	2,288.72	2314194	858.00	473	08/02/2007	30/12/2005	25/07/2010	Road	Çan	Etili
24	40912	2,288.72	2314194	19,033.50	536	19/09/2006	19/09/2006	25/07/2010	Road	Çan	Etili
25	40912	2,288.72	2314194	873.20	760	30/11/2006	30/11/2006	25/07/2010	Road	Çan	Etili
26	40912	2,288.72	2314194	10,077.30	862	19/07/2007	19/07/2007	25/07/2010	Road	Çan	Etili
27	40912	2,288.72	2314194	5,600.00	1,000	19/07/2007	19/07/2007	25/07/2010	Drill	Çan	Etili
28	40912	2,288.72	2314194	42,000.00	1,016	19/09/2006	19/09/2006	25/07/2010	Drill	Çan	Etili
29	40912	2,288.72	2314194	12,000.00	1,414	30/11/2006	30/11/2006	25/07/2010	Drill	Çan	Etili
30	46591	119.45	2163219	142.79	733	30/11/2006	30/11/2006	05/07/2015	Road	Çan	Etili
31	46591	119.45	2163219	1,200.00	1,411	30/11/2006	30/11/2006	05/07/2015	Drill	Çan	Etili
32	67874	1,333.82	2544084	14,321.98	91	08/02/2007	11/02/2005	18/12/2013	Road	Çan	Etili
33	67874	1,333.82	2544084	33.00	251	08/02/2007	06/07/2004	18/12/2013	Drill	Çan	Etili
34	67874	1,333.82	2544084	245.08	258	08/02/2007	27/12/2004	18/12/2013	Trench	Çan	Etili
35	67874	1,333.82	2544084	1,680.13	279	08/02/2007	11/02/2005	18/12/2013	Road	Çan	Etili
36	67874	1,333.82	2544084	2,476.33	631	20/06/2007	20/06/2007	18/12/2013	Road	Çan	Etili
37	67874	1,333.82	2544084	4,400.00	869	20/06/2007	20/06/2007	18/12/2013	Drill	Çan	Etili

	Licence No	License Area (hectare)	ER No	Permit Area (m2)	Permit No	Permit Date	Start Date	Expiry Date	Type	Operation Management (Orman Isletme Müdürlügü)	Duties of a Chief (Orman Isletme Sefligi)
38	67874	1,333.82	2544084	800.00	1,886	31/12/2007	31/12/2007	18/12/2013	Drill	Çan	Katrandagi

Table 2 - Other Permits

1.      Workplace operating permit dated May 20, 2005 of Fronteer Eurasia Madencilik Limited Sirketi

SCHEDULE “H”

Form of Subscription Agreement

(Sections 1.1(ll) & 1.1(vvv))

SUBSCRIPTION AGREEMENT

TO:                     ALAMOS GOLD INC.

The undersigned (referred to herein as the “Purchaser”), hereby irrevocably subscribes to purchase from Alamos Gold Inc. (the “Issuer”) the number of common shares (the “Purchased Securities” and each individually, a “Purchased Security”) of the Issuer set out below for a subscription price of CAD$ • per Purchased Security, subject to the closing of the Share Purchase Transaction (as defined in the Terms and Conditions). This subscription plus the attached terms and conditions (the “Terms and Conditions”) and completed and executed Subscriber Certificate (as defined in the Terms and Conditions) are collectively referred to as the “Subscription Agreement”. The Purchaser agrees to be bound by the Terms and Conditions and agrees that the Issuer may rely upon the covenants, representations and warranties contained in the Subscription Agreement.

Number of Purchased Securities: •	Aggregate Subscription Amount: CAD$ •

Name and Address of Purchaser:	Registration Instructions (if different):
•
Name
Name of Purchaser (please print)

By: _____________________,_____________________
Authorized Signatures	Account Reference, if applicable

Official Capacities or Titles (please print)

(Please print names of signatories different from the name	Address, including postal code
of the Purchaser printed above.)

Purchaser’s Address, including province:	Delivery Instructions (if different):

Name

Telephone Number: _________________________________	Account Reference, if applicable

Fax Number: _______________________________________

E-mail Address: ____________________________________

Address, including postal code

Telephone Number

INSTRUCTIONS FOR PURCHASERS
The Purchaser must:
(1) Read this Subscription Agreement;
(2) Complete and execute the face page of this Subscription Agreement;
(3) Read and complete the Subscriber Certificate;
(4) Make payment for the Purchased Securities as required by section 2 of the Terms and Conditions; and
(5) Deliver the signed documents as required by section 3 of the Terms and Conditions.

ACCEPTANCE: The Issuer hereby accepts the above subscription subject to the Terms and Conditions of this Subscription Agreement.

ALAMOS GOLD INC.

Per: __________________________________________	Date: __________________________________________

SUBSCRIPTION AGREEMENT

TERMS AND CONDITIONS

1.	Subscription

1.1

Upon and subject to the Terms and Conditions hereof, the Purchaser hereby irrevocably subscribes for the Purchased Securities and Issuer hereby agrees to issue the Purchased Securities upon its receipt of the Aggregate Subscription Amount.

1.2

This subscription for the Purchased Securities is in accordance with Section 2.2 of the share purchase agreement among Alamos Gold Inc., Teck Resources Limited, Teck Madencilik Sanayi Ticaret A.S., Fronteer Development Group Inc., Fronteer Investment Inc. and Fronteer Eurasia Madencilik Anonim Sirketi for the purchase of shares (the “Share Purchase Transaction”) of Kuzey Truva Madencilik Sanayi ve Ticaret Anonim Sirketi, Dogu Truva Madencilik Sanayi ve Ticaret Anonim Sirketi and Fronteer Eurasia Madencilik Anonim Sirketi (the “Share Purchase Agreement”), dated December 7, 2009.

2.	Additional Deliveries and Conditions for Acceptance

2.1

The Purchaser shall complete, sign and return to the Issuer, c/o Axium Law Corporation, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2, Attention: Linda Chow, as soon as possible and, in any event not later than 5:00 p.m. (Vancouver time) three Business Days (as defined herein) before the Closing Date:

	(a)	one completed and executed copy of this Subscription Agreement;

	(b)	one completed and executed copy of the subscriber certificate in the form attached as Schedule “A” hereto (the “Subscriber Certificate”); and

	(c)	any other document required by applicable Securities Laws (as defined herein) which the Issuer requests.

The Purchaser acknowledges and agrees that such documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Issuer. The Purchaser acknowledges and agrees that this offer, the Aggregate Subscription Amount and any other documents delivered in connection herewith will be held by the Issuer until such time as the conditions set out in this Subscription Agreement are satisfied.

For the purposes hereof, “Business Day” means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario, Canada or Vancouver, BC, Canada, and “Qualifying Provinces” means all of the Provinces of Canada.

2.2

Any obligation of the Issuer to sell the Purchased Securities to the Purchaser is subject to (a) the concurrent closing of the Share Purchase Transaction; (b) performance by the Purchaser of its covenants under and in accordance with this Subscription Agreement; (c) the truth, at the time of acceptance and at the Closing Date, of the Purchaser’s representations and warranties in this Subscription Agreement; (d) the trade of the Purchased Securities to the Purchaser being exempt from the registration and prospectus requirements of applicable Securities Laws; (e) the Issuer having obtained all required regulatory approvals to permit the completion of such sale; and (f)

the Purchaser executing and delivering all requisite documentation as required by this Subscription Agreement, and applicable Securities Laws (including but not limited to the Subscriber Certificate with respect to the Purchased Securities).

2.3

The Purchaser understands that the information provided herein will be relied upon by the Issuer for purposes of determining the eligibility of the Purchaser to purchase the Purchased Securities. The Purchaser agrees to provide upon request any additional information that the Issuer determines necessary or appropriate in determining the Purchaser’s eligibility.

2.4

For the purposes hereof, “Securities Laws” means the securities laws, regulations and rules, and the blanket rulings, policies and written interpretations of and multilateral or national instruments adopted by the securities regulators of, all of the Qualifying Provinces or, as the context may require, any one or more of the Qualifying Provinces and the rules and policies of the Toronto Stock Exchange (the “TSX”).

3.	Closing

3.1	Closing of this subscription for the Purchased Securities (the “Closing”) will be completed at the offices of Axium Law Corporation.

3.2

The “Closing Date” is December 17, 2009 or such other date as may be agreed to in writing under the Share Purchase Agreement, provided that such date is not later than the date mandated by the TSX for the Closing.

3.3

If the Closing does not occur on or before the Closing Date, the Issuer shall return this Subscription Agreement and the Aggregate Subscription Amount without interest or deduction to the Purchaser on the next Business Day, and this Subscription Agreement shall be deemed terminated.

4.	Representations, Warranties and Covenants of the Purchaser

By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Issuer and acknowledges that the Issuer is relying thereon that:

(a) the Purchaser has completed, executed and delivered as principal, the Subscriber Certificate;

(b)

the Purchaser is aware of the characteristics of the Purchased Securities, the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of its investment in the Purchased Securities. The Purchaser understands that it will not be able to resell the Purchased Securities until the expiry of a four month and one day hold period from the Closing Date under applicable Securities Laws, except in accordance with limited exemptions and compliance with other requirements of applicable law, and the Purchaser (and not the Issuer) is responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Securities Laws in connection with any resale of the Purchased Securities;

(c)

the Purchaser will not pledge or enter into any other transaction that has the economic effect of a sale of the Purchased Securities, including any hedging or monetization transaction, prior to the date which is four months and one day from the Closing Date without the prior written consent of the Issuer, such consent not to be unreasonably withheld;

(d)

the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser’s proposed investment in the Purchased Securities and is able to bear the economic loss of its investment in its entirety;

(e)

the Purchaser will execute and deliver within the applicable time periods all documentation as may be required by applicable Securities Laws to permit the purchase of the Purchased Securities on the terms set forth herein and, if required by applicable Securities Laws or TSX rules, the Purchaser will execute, deliver and file or assist the Issuer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Purchased Securities by the Purchaser as may be required by any applicable Securities Laws, securities commission, TSX or other regulatory authority;

(f)

the Purchaser is aware that the certificates evidencing the Purchased Securities will be endorsed with, or the ownership statement issued under a direct registration system or other electronic book-entry system will bear, legends setting out resale restrictions under applicable Securities Laws in substantially the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [APRIL 18, 2010]”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”,

provided that, as soon as commercially reasonable subsequent to the date which is four months and one day after the Closing Date, the certificates representing the Purchased Securities will be exchanged by the Issuer for certificates bearing no such legend.

(g)	the Purchaser has the legal capacity, authority and competence to execute this Subscription Agreement and to take all actions required pursuant hereto;

(h)

the Purchaser has not been created solely or primarily to use exemptions from the registration and prospectus exemptions under applicable Securities Laws and has a pre- existing purpose other than to use such exemptions;

(i)

the execution and delivery of this Subscription Agreement and the performance and compliance with the terms hereof will not result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating documents, by-laws or resolutions of the Purchaser or any indenture, contract, agreement (whether written or oral), instrument or other document to which the Purchaser is a party or subject, or by which the Purchaser may be bound, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

(j)

this Subscription Agreement has been duly and validly authorized, executed and delivered by, and upon acceptance by the Issuer constitutes a legal, valid, binding and enforceable obligation of, the Purchaser;

(k)

the Purchaser has not received, nor has the Purchaser requested, nor does the Purchaser have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing or purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, the Purchaser in order to assist the Purchaser in making an investment decision in respect of the purchase of the Purchased Securities pursuant to this Subscription Agreement;

(l)

the Purchaser has relied only upon publicly available information relating to the Issuer and not upon any verbal or written representation as to fact, and the Purchaser acknowledges that the Issuer has not made any written representations, warranties or covenants in respect of such publicly available information except as set forth in this Subscription Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Purchaser that any person will re-sell or re-purchase the Purchased Securities, or refund any of the purchase price of the Purchased Securities, and no person has given any undertaking to the Purchaser relating to the future value or price of the Purchased Securities;

(m)

the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in applicable Securities Laws) in the affairs of the Issuer that has not generally been disclosed to the public, except knowledge of this particular transaction and of the transactions contemplated in the Share Purchase Agreement that will be entered into concurrently with this Subscription Agreement;

(n)

the Purchaser agrees that it is solely responsible for obtaining such legal, tax and other advice as the Purchaser considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereunder;

(o)

the Purchaser is not a “control person” of the Issuer as defined in applicable Securities Laws, will not become a “control person” by virtue of this subscription for Purchased Securities and does not intend to act in concert with any other person to form a control group of the Issuer;

(p)

the Purchaser is entitled under applicable Securities Laws to purchase the Purchased Securities without the benefit of a prospectus qualified under Securities Laws and without the services of a dealer registered pursuant to such Securities Laws;

(q)	the Purchaser is a Canadian corporation with its head office in the Province of British Columbia;

(r)

the Purchaser is purchasing the Purchased Securities with the benefit of the prospectus exemption provided by Section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) (that is, the Purchaser is purchasing as principal and is an “accredited investor” within the meaning of Section 1.1 of NI 45-106); and is either purchasing the Purchased Securities as principal for its own account, or is deemed to be purchasing the Purchased Securities as principal for its own account in accordance with applicable Securities Laws;

(s)	if the Purchaser is an “accredited investor” in reliance on paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106, the Purchaser was not created or used solely to purchase or hold securities as an accredited investor under that paragraph (m);

(t)

the Purchaser acknowledges that the Purchased Securities are being offered for sale only on a ‘private placement’ basis and the Issuer has advised the Purchaser that the Issuer is relying on exemptions (and such sales are conditional upon the existence of such exemptions or the receipt of such orders, consents and approvals as are necessary to make such sales exempt) from the requirements to provide the Purchaser with a prospectus or offering memorandum and to sell securities through a person registered to sell securities under applicable Securities Laws, and, as a consequence of acquiring securities pursuant to these exemptions:

	(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Securities;

	(ii)	there is no government or other insurance covering the Securities;

	(iii)	certain protection, rights and remedies provided by such securities legislation, including statutory rights of rescission or damages, will not be available to the Purchaser,

	(iv)	information that would otherwise be provided to the Purchaser under such Securities Laws will not be provided to the Purchaser, and

	(v)	the Issuer is relieved from various obligations under such Securities Laws that would otherwise apply to it; and

(u)

the funds representing the Aggregate Subscription Price for the Purchased Securities which will be advanced by the Purchaser hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser’s name and other information relating to this Subscription Agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to such Act. To the best of the Purchaser’s knowledge, none of the subscription funds to be provided by the Purchaser (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser. The Purchaser shall promptly notify the Issuer if the Purchaser discovers that any of the foregoing representations ceases to be true.

5.	Reliance Upon Representations, Warranties and Covenants by Issuer

The Purchaser acknowledges that the representations, warranties and covenants made by the Purchaser in this Subscription Agreement (including without limitation those made in the Subscriber Certificate to be executed and delivered in accordance with this Subscription Agreement) are made with the intent that they may be relied upon by the Issuer and its counsel to, among other things, determine the Purchaser’s eligibility to purchase the Purchased Securities, including without limitation the availability of exemptions from the registration and prospectus requirements of applicable Securities Laws in connection with the issuance of the Purchased Securities to the Purchaser. The Purchaser further covenants that by accepting the Purchased Securities, the Purchaser shall be representing and warranting that such representations and warranties are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that the covenants of the Purchaser made by it in this Subscription Agreement to be performed prior to the Closing Date have been performed. The Purchaser further agrees to indemnify the Issuer and its respective directors, officers, employees, advisers, affiliates, shareholders and agents, and their respective counsel, against all losses, claims, costs, expenses, damages and liabilities which any of them may suffer or incur and which are caused by or arise from any inaccuracy in, or breach or misrepresentation by the Purchaser of, any such representations, warranties and covenants. The Purchaser undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Purchaser set forth herein or in a Subscriber Certificate that takes place prior to the Closing Date.

6.	Representations, Warranties and Covenants of the Issuer

By executing this Subscription Agreement, the Issuer represents, warrants and covenants to the Purchaser that:

(a)

the Issuer is now and at the Closing will be a corporation validly subsisting under the laws of the Province of British Columbia, and has the corporate capacity and is duly licensed to own its assets and to carry on its business as presently owned and carried on by the Issuer;

(b)

the Issuer has all necessary corporate power, authority and capacity to enter into and carry out its obligations under this Subscription Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Subscription Agreement;

(c)

the execution and delivery of this Subscription Agreement and such other agreements and instruments and the consummation of the transactions contemplated by this Subscription Agreement and such other agreements and instruments have been duly and validly authorized by the Issuer;

(d)

the Purchased Securities have been duly authorized for issuance and upon issuance pursuant to the provisions hereof will be validly issued and fully paid as non-assessable common shares in the capital of the Issuer;

(e)

this Subscription Agreement constitutes a legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms subject, however, to the customary limitations with respect to bankruptcy, insolvency or other laws affecting creditors’ rights generally and to the availability of equitable remedies;

(f)

the execution and delivery of this Subscription Agreement and the compliance by the Issuer with the terms hereof will not result in any breach, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of the Issuer’s constating documents or by-laws, or resolutions of the directors of the Issuer;

(g)

no approval, authorization, consent or order of, and no filing, registration or recording with, any governmental authority is required of the Issuer in connection with the execution and delivery or with the performance by the Issuer of this Subscription Agreement other than compliance with the applicable Securities Laws;

(h) the Issuer is a “reporting issuer” in the Qualifying Provinces and the Issuer is not in default of any of the material requirements of the applicable Securities Laws;

(i)

the common shares of the Issuer are listed and posted for trading on the TSX and, to the best of its knowledge, the Issuer is not in default of any of the material listing or filing requirements of the TSX;

(j)

the Issuer has filed with applicable securities regulatory authorities true and complete copies of the Issuer Public Documents that the Issuer is required to file therewith. The Issuer Public Documents at the time filed: (a) did not contain any misrepresentations or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws. The Issuer has not filed any confidential material change report with the British Columbia Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential. For the purpose hereof, “Issuer Public Documents” means all forms, reports, schedules, statements and other documents filed by the Issuer since December 31, 2008, with all applicable securities regulatory authorities and the TSX and all applicable self-regulatory organizations; and

(k)

no order ceasing or suspending trading in the securities of the Issuer nor prohibiting sale of such securities has been issued to the Issuer or its directors, officers or promoters and to the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened.

7.	Survival

This Subscription Agreement, including without limitation the representations, warranties and covenants contained herein and in the Subscriber Certificate, shall survive and continue in full force and effect and be binding upon the Issuer and the Purchaser, notwithstanding the completion of the purchase of the Purchased Securities by the Purchaser pursuant hereto or the subsequent disposition of the Purchased Securities by the Purchaser.

8.	Personal Information Authorization

By executing this Subscription Agreement, the Purchaser hereby consents to the collection, use and disclosure of the personal information provided herein and other personal information provided by the Purchaser or collected by the Issuer or its agents as reasonably necessary in connection with the Purchaser’s subscription for the Purchased Securities (collectively, “personal information”) as follows: (a) the Issuer may use personal information and disclose personal information to intermediaries such as the Issuer’s legal counsel and withholding and/or transfer agents for the purposes of determining the Purchaser’s eligibility to invest in the Purchased Securities and for managing and administering the Purchaser’s investment in the Purchased Securities; (b) the Issuer, its agents and advisors, may each collect, use and disclose personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada, and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities; and (c) the Issuer and its agents and advisors may use personal information and disclose personal information to parties connected with the proposed or actual transfer, sale, assignment, merger or amalgamation of the Issuer or its business or assets or similar transactions, for the purpose of permitting such parties to evaluate and/or proceed with and complete such transaction. Purchasers, assignees and successors of the Issuer or its business or assets may collect, use and disclose personal information as described in this Subscription Agreement. The Purchaser acknowledges that the Issuer’s agents or intermediaries may be located outside of Canada, and personal information may be transferred and/or processed outside of Canada for the purposes described above, and that measures the Issuer may use to protect personal information while handled by agents, intermediaries or other third parties on its behalf, and personal information otherwise disclosed or transferred outside of Canada for the purposes described above, are subject to legal requirements in foreign countries applicable to the Issuer or such third parties, for example lawful requirements to disclose personal information to government authorities in those countries.

9.	Governing Law

This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Purchaser hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Subscription Agreement.

10.	Costs

All costs and expenses incurred by the Purchaser, including, without limitation, legal fees and disbursements relating to the purchase by the Purchaser of the Purchased Securities, shall be borne by the Purchaser.

11.	Assignment

This Subscription Agreement shall enure to the benefit of and be binding on the Issuer, the Purchaser and their respective heirs, administrators, executors, successors and permitted assigns. This Subscription Agreement may not be assigned by the Issuer and may only be transferred or assigned by the Purchaser: (i) subject to compliance with applicable Securities Law, and (ii) with the prior written consent of the Issuer.

12.	Entire Agreement

This Subscription Agreement together with the Share Purchase Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, covenants or other agreements between the parties hereto relating to the subject matter hereof, except as specifically set out, referred to or incorporated by reference herein.

13.	Amendments and Waivers

No amendment to this Subscription Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Subscription Agreement will be effective or binding unless made in writing and signed by the waiving party.

14.	Language

The parties hereto confirm their express wish that this Subscription Agreement and all documents and agreements directly or indirectly relating hereto be drawn up in the English language. Les parties reconnaissent leur volonté expresse que la présente ainsi que tous les documents et contrats s’y rattachant directmente ou indirectmente soient rédigés en anglais.

15.	Time of Essence

Time shall be of the essence of this Subscription Agreement in all respects.

16.	Facsimile Deliveries and Counterparts

The Issuer shall be entitled to rely on delivery by facsimile of a copy of this Subscription Agreement executed by the Purchaser, and acceptance by the Issuer of such executed Subscription Agreement shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

17.	Extended Meanings and Headings

In this Subscription Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts and unincorporated associations. The headings contained herein are for convenience of reference only and shall not affect the construction or interpretation hereof.

18.	Currency

All references to currency herein are to lawful money of the Canada.

19.	Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Subscription Agreement.

SCHEDULE “A”

SUBSCRIBER CERTIFICATE

TO:                     Alamos Gold Inc., (the “Issuer”)

Reference is made to the subscription agreement between the Issuer and the undersigned (referred to herein as the “Purchaser”) dated as of the date hereof (the “Subscription Agreement”). Upon execution of this Subscriber Certificate by the Purchaser, this Subscriber Certificate shall be incorporated into and form a part of the Subscription Agreement. Terms not otherwise defined herein have the meanings attributed to them in the Subscription Agreement and in National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”)1. All monetary references are in Canadian dollars.

In connection with the purchase of the Purchased Securities by the Purchaser, the Purchaser represents, warrants and covenants (on its own behalf or, if applicable, on behalf of those for whom the Purchaser is contracting under the Subscription Agreement) and certifies to the Issuer that:

A.	the clause checked below applies:

[ ]	(i) the Purchaser is purchasing the Purchased Securities as principal; or

[ ]	(ii) the Purchaser is deemed to be purchasing as principal under applicable Canadian Securities Laws, in accordance with the following statutory provision:

[State particulars, including statutory provision and basis on which Purchaser is deemed to be purchasing as principal]

___________________________________________________________________

B.	one of the following clauses (1), (2) or (3) applies (Please check the applicable exemptions upon which the Purchaser is relying):

[ ]	(1)

the Purchaser is an “Accredited Investor” as such term is defined in NI 45-106, and as at the Closing Date, the Purchaser falls within one of the following categories (please check one of (a) through (v)):

[ ]	(a)	a Canadian financial institution, or a Schedule III bank,

[ ]	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

[ ]	(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

_______________________________________
1           Terms used herein which are defined in National Instrument 14-101 (“NI 14-101”) as adopted by the securities regulatory authority in the jurisdiction of the Purchaser have the meaning given to them in NI 14-101 and terms used herein which are defined in the securities legislation of the jurisdiction of the Purchaser have the meaning given to them in that legislation. Reference should be made to NI 45-106 itself for its complete text, including other definitions, and to the Companion Policy to NI 45-106 for matters of interpretation and application.

[ ]	(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

[ ]	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

[ ]	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

[ ]	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

[ ]	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

[ ]	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

[ ]	(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000[2] ,

[ ]	(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

[ ]	(l)	an individual who, either alone or with a spouse[3] , has net assets of at least $5,000,000,

[ ]	(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, and such person has not been created or used solely to purchase or hold securities as an accredited investor,

[ ]	(n)	an investment fund that distributes or has distributed its securities only to

_______________________________
2           For purposes of this certificate, (i) “financial assets” means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of securities legislation, and (ii) “related liabilities” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets.
3           For purposes of this certificate, the term “spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada) from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

(i)	a person that is or was an Accredited Investor at the time of the distribution,

(ii)

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of NI 45-106 [Minimum amount investment], and 2.19 of NI 45-106 [Additional investment in investment funds], or

(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment],

[ ]	(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

[ ]	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

[ ]	(q)	a person acting on behalf of a fully managed account[4] managed by that person, if that person

(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)	in Ontario, is purchasing a security that is not a security of an investment fund,

[ ]	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded[5] .

[ ]	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

[ ]	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are Accredited Investors,

__________________________________
4           A “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.
5           For the purposes of this certificate, an “eligibility adviser” means (a) an investment dealer or equivalent category of registration, registered under the securities legislation of the jurisdiction of the Purchaser and authorized to give advice with respect to the Purchased Securities; and (b) in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or management accountants in a jurisdiction of Canada, provided that the lawyer or public accountant (a) does not have a professional, business or personal relationship with the Issuer, or any of its directors, executive officers, founders or control persons, and (b) has not acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person or company that has acted for or been retained by the Issuer or any of its directors, executive officers, founders or control persons within the previous 12 months.

[ ]	(u)	an investment fund that is advised by a person registered as, an adviser or, a person that is exempt from registration as an adviser, or

[ ]	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

(i)                        an Accredited Investor, or

(ii)                       an exempt purchaser in Alberta or British Columbia;

[ ]	(2)

the Purchased Securities have an acquisition cost to the Purchaser of not less than $150,000 paid in cash on the Closing Date, and the Purchaser is not an entity created or used solely to purchase or hold securities in reliance upon the exemption contained in section 2.10 of NI 45-106;

[ ]	(3)

the Purchaser is purchasing pursuant to an exemption from prospectus and registration requirements available to it under NI 45-106 or the Securities Laws of the jurisdiction of the Purchaser, the particulars of which are set out below:

_________________________________________________________

_________________________________________________________

Dated: _________________________, 20___.

•
Print name of Purchaser

By:
Signature:
Name:
Title:

By:
Signature
Name:
Title:

SCHEDULE “I”

Form of Transition Services Agreement

(Section 5.1(o) )

TRANSITION SERVICES AGREEMENT

         THIS TRANSITION SERVICES AGREEMENT, dated as of ____________________, 20___ (this “Agreement”), among Teck Madencilik Sanayi Ticaret A.S., a company incorporated under the laws of Turkey (“Teck Vendor”), and Alamos Gold Inc., a company incorporated under the laws of the Province of British Columbia (“Alamos”).

W I T N E S S E T H:

         WHEREAS, Teck Vendor, Fronteer Investment Inc., Alamos, Teck Resources Limited, Fronteer Development Group Inc. and Fronteer Eurasia Madencilik Anonim Sirketi, have entered into a SPA, dated as of December 7, 2009 (the “SPA”), pursuant to which Teck Vendor and Fronteer Investment Inc. agreed to sell and cause to be sold, as applicable, to Alamos and Alamos agreed to purchase a 100% ownership interest in Kuzey Truva and Dogu Truva (the “Turkish Subsidiaries”) which entities together own 100% of the Agi Dagi and Kirazli gold projects in Turkey (the “Project”);

         WHEREAS, to assist in transitioning the Project to Alamos, Teck Vendor has agreed to provide Alamos with access to employees or other persons engaged by Teck Vendor for the performance of certain services relating to the Project;

         AND WHEREAS, Teck Vendor is willing to provide, or cause to be provided, the Transition Services (as defined herein) to Alamos and the Turkish Subsidiaries for the purposes of transitioning the Project, on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Teck Vendor and Alamos (the “Parties” and each a “Party”) hereby agree as follows:

1.	Interpretation

(a)          Capitalized terms used herein and not otherwise defined, have the meanings ascribed to such terms in the SPA and all rules of interpretation set out in the SPA shall be applicable to the interpretation of this Agreement; and

(b) The following terms shall have the following meanings:

(i) “Additional Transition Services” means services not falling within the meaning of Human Resources/Administration Services or Tenure Management Services which may reasonably be requested by Alamos from time to time, to the extent such services are necessary or appropriate for the conduct of the Project and are of a nature previously performed by Teck Vendor or its Affiliates in connection with the Project;

(ii) “Human Resources/Administration Services” means all human resources and administrative services which may reasonably be requested by Alamos from time to time, to the extent such services are necessary or appropriate for the conduct of the

Project and are of a nature previously performed by Teck Vendor or its Affiliates in connection with the Project;

(iii) “Service Period” means for a Line Item of Service, the period commencing on the Closing Date and ending on the expiration of the applicable period set forth opposite such Line Item of Service in Schedule “A” hereto;

(iv) “Tenure Management Services” means services relating to the tenures granted in respect of the Project or applied for in respect of the Project including the maintenance, registration, application and/or renewal for or of tenure permits and licenses as necessary for the purposes of the Project; and

(v) “Transition Services” means, collectively, all services to be provided hereunder by Teck Vendor to Alamos or the Turkish Subsidiaries in connection with the Project.

2.	Provision of Transition Services

(a)          Teck Vendor will provide, or cause to be provided, to Alamos and the Turkish Subsidiaries in respect of the Project, each line item of service set forth in Schedule “A” hereto (each such item, a “Line Item of Service”) for the Service Period, unless such period is earlier terminated in accordance with the terms hereof. For clarity, Teck Vendor shall have no obligation with respect to any functions or services relating to the Turkish Subsidiaries or the Project, other than the provision of the Transition Services pursuant to this Agreement; and

(b)          With respect to a particular Line Item of Service, Teck Vendor shall be responsible for: (i) selecting which of Teck Vendor, its Affiliates or their employees (which shall include independent contractors) will perform any particular Line Item of Service, subject to approval by Alamos acting reasonably; and (ii) administering such employees (i.e. setting such employees’ hours of work, establishing compensation structure, work load balancing, etc.), in each case subject to Section 3 of this Agreement. To the extent reasonably practicable, Teck Vendor will make available employees who have provided services to the Turkish Subsidiaries in the past.

3.          Termination of Employee. In the event an employee performing Additional Transition Services hereunder:

(a)          resigns or otherwise terminates his or her employment with Teck Vendor;

(b)          is terminated by Teck Vendor; or

(c)          is removed by Alamos from the performance of the Additional Services with reasonable cause, provided written notice of same setting out such cause is provided to Teck Vendor,

then Teck Vendor will use all reasonable efforts to replace such employee with an employee of equal skill and talents suitable to perform the Additional Transition Services which were carried out by such employee prior to his or her resignation or termination. If Teck Vendor does not have an employee suitable for such purposes, the Parties will cooperate to find a suitable third party contractor to perform such services. Teck Vendor shall not be deemed to have made any representation or warranty as to the abilities of such contractor and shall not be held liable for any costs or damages associated with the failure of Alamos to enter into a contract with any such contractor or under any such contract.

4.          Standard of Performance. Teck Vendor shall provide, or cause to be provided, the Transition Services pursuant to this Agreement in a commercially reasonable manner consistent with the manner and level of care with which such services were provided by Teck Vendor or its Affiliates to the Project immediately prior to the Closing. The Parties hereto acknowledge that it is in the interest of Alamos to assume responsibility for the Transition Services as promptly as practicable.

5.	Reimbursement for Transition Services.

(a) Alamos shall reimburse Teck Vendor for the Transition Services provided to it under this Agreement as follows:

i)          For the Human Resources/Administration Services and Tenure Management Services, Alamos shall pay to Teck Vendor the actual cost incurred by Teck Vendor in providing such services plus 10% of such costs;

ii)         For the Additional Transition Services, Alamos shall pay to Teck Vendor the fully-loaded salaries of each employee who performs any Transition Services on an hourly basis (including, but not limited to, the portion of compensation payable to, and the direct cost of the retirement, severance, welfare, fringe benefits and other benefits provided to any employee by Teck Vendor or its Affiliate which is allocable to the provision of Transition Services by such employee, and a proportional share of any employment-related Taxes with respect to such amounts) for all Additional Transaction Services actually provided by the employee. If any employee is requested by Alamos to contribute more time to the Additional Transition Services than indicated on Schedule “A”, same shall be pre-approved by Teck Vendor, and Alamos acknowledges that overtime may be required to be paid in respect of the additional time in accordance with Teck Vendor’s policies regarding payment of overtime and with applicable Laws. A schedule of current fully-loaded hourly rates for certain employees of Teck Vendor or its Affiliates that may be involved in the provision of Additional Transition Services is attached hereto as Schedule “B”; provided that, notwithstanding the foregoing, Alamos acknowledges that the compensation rates attached hereto or otherwise payable in respect of any Additional Transition Services, whether or not any payments have been made at such rates, shall be subject to adjustment, from time to time, to reflect any increase (or decrease) in compensation payable to such employees in accordance with the policies of Teck Vendor or its Affiliates, as the case may be, which are in effect at the time such Additional Transition Services are provided;

iii)         Alamos shall pay to Teck Vendor the actual cost plus 10% for any travel or accommodation costs and expenses incurred in connection with the provision of the Transition Services; and

iv)         Alamos shall reimburse Teck Vendor for all payments made by Teck Vendor to any Governmental Authority on behalf of Alamos or the Turkish Subsidiaries or otherwise in connection with the Project.

6.          Payment Terms. Teck Vendor shall provide Alamos with a reasonably detailed written invoice setting forth all amounts due in respect of Transition Services within seven (7) calendar days following the end of the month in which such Transition Services are rendered, or at such other time or times as agreed to in writing by the Parties. Alamos shall make full payment of all amounts pursuant to such invoice within fifteen (15) calendar days after receipt thereof. In the event of a dispute regarding any part of any invoice, Alamos shall include with its payment of same, detailed information supporting such dispute and any disputes of which notice is so provided shall be resolved in good faith by the Parties; provided, however, that if the Parties are unable to reach a resolution within thirty (30) calendar days after the receipt of Alamos’ written notice of dispute, either party may submit the matter to a court of competent jurisdiction with cost to be determined by the judge. Teck Vendor reserve the right to charge interest on any amount invoiced under this Agreement which has not been paid by Alamos within fifteen (15) calendar days after the date of receipt by Alamos of such invoice, at a rate equal to the prime rate of interest publicly announced by [The Royal Bank of Canada] from time to time plus 2% per annum and accruing from such 15th calendar day to the date of payment, and to suspend performance under this Agreement upon failure of Alamos to make a payment in accordance with this Section.

7.	Term.

(a)          The term of this Agreement with respect to each Line Item of Service shall commence on the Closing Date and shall end on the expiration of the applicable Service Period, unless earlier terminated or extended in accordance with the terms hereof.

(b)          Subject to its obligations to make payments pursuant to this Agreement for Transition Services previously rendered, Alamos may terminate this Agreement upon ten (10) calendar days’ written notice to Teck Vendor.

8.          Use of Facilities. To assist Teck Vendor in fulfilling its obligations under this Agreement and for other purposes relating to the transition of the Project to Alamos, Alamos covenants and agrees that Teck Vendor and its Affiliates may, during the period commencing on Closing and continuing through January 31, 2010 (the “Term”), continue to utilize and have quiet possession of the Etili Camp Complex (the “Camp”) and all necessary rights of ingress and egress thereto and therefrom, subject to and on the terms and conditions set out below:

(a)          Subject to (c) below, all costs associated with and incurred in connection with the operation of the Camp including utilities’ costs, shall be paid by Teck Vendor;

(b)          Teck Vendor shall not be required to pay any lease payments or rental payments relating to the lease or occupation of the Camp, all of which lease payments and rents shall be paid by Alamos commencing on Closing, Alamos shall not be entitled to charge and similar rents to Teck Vendor in respect of the use of the Camp by Teck Vendor under this Agreement;

(c)          Teck Vendor shall, at its own cost and expense, put in place and maintain throughout the Term, occupier’s insurance on commercially reasonable terms;

(d)          Alamos acknowledges that certain drill core and sample material not related to the Project (the “Core Material”) is stored at the Camp and agrees that Teck Vendor may continue to store the Core Material at the camp provided that:

(i) Teck Vendor shall remove, or cause to be removed, all Core Material from the Camp prior to March 1, 2010, failing which Alamos may remove or cause the removal of the Core Material at the expense of Teck Vendor which shall be paid by Teck Vendor within twenty (20) days of the receipt by Teck Vendor of receipts indicating the cost of such removal; and

(ii) Teck Vendor shall indemnify and hold harmless Alamos and the Turkish Subsidiaries for any charges, fines, expenses, damages or other costs incurred by Alamos or the Turkish Subsidiaries to the extent arising from the storage of the Core Material at the Camp, excepting any charges, fines, expenses, damages or other costs to the extent caused by Alamos or its Affiliates, and Alamos further agrees and covenants not to interfere with or move any Core Material and to indemnify and hold Teck Vendor harmless from damages or loss arising from any such interference.

9.	Indemnification

(a)          Teck Vendor agrees to indemnify Alamos and its Affiliates, officers, directors, employees, agents, successors and assigns against, and hold them harmless from, any and all losses incurred by them to the extent arising out of or resulting from the gross negligence of any of the Vendor Indemnified Parties (as defined below) in connection with the provision of the Transition Services under this Agreement; provided, however, that in no event shall the aggregate amount of all such losses for which Teck Vendor may be liable under this Section exceed the aggregate amount of reimbursements received by Teck Vendor under this Agreement;

(b)          Alamos agrees to indemnify Teck Vendor and its Affiliates, officers, directors, employees, agents, successors and assigns (the “Vendor Indemnified Parties”) against, and hold them harmless from, any and all losses incurred by them arising out of or resulting from the provision of the Transition Services under this Agreement, except for any such losses arising out of or resulting from the willful misconduct or bad faith of any of the Vendor Indemnified Parties.

(c)          Notwithstanding any other provision of this Agreement, except in the event of fraud, neither of the Parties shall have any liability for any punitive, incidental, consequential, special or indirect damages arising out of the provision of the Transition Services or this Agreement, including loss of future revenue or income, or loss of business reputation or opportunity.

10.        Force Majeure. The obligations of the Parties, other than the obligation of Alamos to make the payments required by this Agreement, shall be suspended during the period and to the extent that any of the Parties is prevented or materially hindered from complying therewith by any of the following causes (each, a “Force Majeure”) which are beyond its reasonable control and which otherwise have not been caused by the negligence or fault of such party: (i) acts of God, (ii) extreme weather, fire or explosion, (iii) war, invasion, riot or other civil unrest, (iv) governmental laws, orders or restrictions, (v) actions, embargoes or blockades in effect on or after the date of this Agreement, (vi) action by any regulatory authority, (vii) national or regional emergency, (viii) strikes, labour stoppages or slowdowns, (ix) shortage of adequate power or transportation facilities, or (x) any other event which is beyond the reasonable control of such Party and which otherwise has not been caused by the negligence or fault of such Party. Notwithstanding an event of Force Majeure, the obligations of Teck Vendor under this Agreement shall terminate on the dates provided for herein unless extended in accordance herewith.

11.        Cooperation; Access. Each of the Parties hereto agrees to fully cooperate in good faith with the other in connection with the provision of the Transition Services hereunder. Alamos shall provide to Teck Vendor access to or copies of all records and information necessary or required by Teck Vendor to properly carry out its obligations hereunder, in accordance with the SPA.

12.        Confidentiality. Teck Vendor and Alamos agree that the confidentiality provisions of the SPA shall govern this Agreement and nothing herein shall limit or otherwise amend such provisions.

13.        Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section):

if to Teck Vendor:

Turan Günes Bulvari No. 86 Kat 4
Çankaya, Ankara, Turkey

with a copy to:

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, BC V6C 0B3

Attention:               Corporate Secretary
Facsimile No.:         604-699-4750

if to Alamos:

Alamos Gold Inc.
2200-130 Adelaide St. W.
Toronto, ON M5H 3P5

Attention:               John McCluskey, President
Facsimile No.:         416-368-2934

with a copy to:

Axium Law Corporation
Suite 3350, 1055 Dunsmuir Street
Vancouver, BC V7X 1L2

Attention:               Joseph Giuffre
Facsimile No.:         604-692-4900

14.        Independent Contractor. Teck Vendor shall act as an independent contractor and not as the agent of Alamos in performing the Transition Services, and Teck Vendor shall maintain control over its employees, their subcontractors and their employees and comply with all withholding of income at source requirements, whether federal, state, local or foreign, as applicable. No employee performing Transition Services shall be considered an employee of Alamos or any of its Affiliates. Alamos shall not contract out the services of any employee performing Transition Services. Furthermore, Teck Vendor shall not subcontract any of the Transition Services without the prior written approval of Alamos.

15.        Assignment. Neither this Agreement nor the rights or obligations of Teck Vendor or Alamos hereunder are assignable in whole or in part by either Party without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed; provided, however, that Teck Vendor may assign its rights or delegate its obligations under this Agreement in whole or in part to any Affiliate of Teck Vendor which has the resources, capabilities and personnel necessary to fulfill Teck Vendor’s obligations under this Agreement without the consent of Alamos.

16.        No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of Teck Vendor or its Affiliates, any legal or equitable right, benefit or remedy of any nature whatsoever, including, without limitation, any rights of employment for any specified period, under or by reason of this Agreement.

17.        Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, oral or written, between the Parties with respect to the subject matter hereof.

18       . Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties or by a waiver as described below.

19.        Waiver. Teck Vendor or Alamos may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by the other party pursuant hereto; or (c) waive compliance with any of the agreements of the other Party or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

20.        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

21.        Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

22.        No Additional Rights. The SPA constitutes the entire agreement between the Parties thereto with respect to the transfer of intellectual property and the parties agree that this Agreement shall not grant to Alamos any additional rights to Teck Vendor’s proprietary information, technology or know-how, including where any such intellectual property is used in the performance of the Transition Services.

23.        Specific Performance. The Parties acknowledge and agree that remedies at law would be an inadequate remedy for the breach of any agreement contained herein and that in addition thereto, the Parties hereto shall be entitled to specific performance of the terms hereof or other equitable remedies in the event of any such breach.

24.        Payments and Withholding. All payments hereunder shall be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments, fees or other governmental charges of whatever nature (and any fines, penalties or interest related thereto) imposed or levied by or on behalf of any Governmental Authority having power to tax, unless such withholding or deduction is required by Law. In that event, the party making the payment under this Agreement (the “Payor”) will pay to the Party entitled to receive such payment under this Agreement (the “Payee”) such additional amounts as may be necessary in order that every net payment made by the Payor to the Payee after deduction or withholding for or on account of any present or future tax, penalty, fine, duty, assessment or other governmental charge imposed upon or as a result of such payment by any Governmental Authority will not be less than the amount then due and payable by the Payor to the Payee under this Agreement.

25.        Stamp Tax. All stamp taxes imposed as a result of this Agreement shall be paid by Alamos.

26.        Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia (and the federal laws of Canada applicable therein), and any disputes arising out of or in connection with the Agreement shall be exclusively resolved by the courts of Vancouver, British Columbia.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALAMOS GOLD INC.

Per: ____________________________________________
Authorized Signatory

TECK MADENCILIK SANAYI TICARET A.S.

Per: ____________________________________________
Authorized Signatory

SCHEDULE “A”

TRANSITION SERVICES

	LINE ITEM OF SERVICE	EMPLOYEES	TIME BASIS	TERM
1.	Human Resources/Administration Services	TBD	as required	Thirty (30) days
2.	Tenure Management	1	as required	Ninety (90) days
3.	Additional Transition Services	Halime Taligaci and Mevlit Avsan	Max. 14 hours per week	Six (6) months
4.	Additional Transition Services	Nilgul Pelit	Max. 14 hours per week	Twelve (12) months

SCHEDULE “B”

SCHEDULE OF HOURLY RATES

LINE ITEM /TRANSITION SERVICES	RATE
1. Halime Taligaci	US$_____
2. Mevlit Avsan	US$_____
3. Nilgul Pelit	US$_____

SCHEDULE “J”

Insurance Policies

(Section 3.3(l)(i))

KUZEY TRUVA MADENCILIK SANAYI TICARET ANONIM SIRKETI INSURANCE POLICIES
Policy Number	Insurance Company	Type of Insurance	Term	Expiration Date	Insurance Amount/ Coverage	Premium
668000000000386	AIG Sigorta A.S.	Employer’s Liability Insurance	365 days	17 June 2010	150,000.00 TL per Person, 450,000.00 TL per occurrence	347.00 TL
668000000000391	AIG Sigorta A.S.	Group Personal Accident Insurance	365 days	24 June 2010	100,000.00 TL in case of death, 100,000.00 TL in case of permanent disability	477.99 TL

DOGU TRUVA MADENCILIK SANAYI TICARET ANONIM SIRKETI INSURANCE POLICIES
Policy Number	Insurance Company	Type of Insurance	Term	Expiration Date	Insurance Amount/ Coverage	Premium
668000000000385	AIG Sigorta A.S.	Employer’s Liability Insurance	365 days	17 June 2010	150,000.00 TL per Person, 450,000.00 TL per occurrence	210.00 TL
668000000000390	AIG Sigorta A.S.	Group Personal Accident Insurance	365 days	24 June 2010	100,000.00 TL in case of death, 100,000.00 TL in case of permanent disability	318.66 TL

SCHEDULE “K”

Form of Minority Share Transfer Agreement

(Section 8.1(f))

SHARE TRANSFER AGREEMENT

I, [PLEASE INSERT FULL NAME OF THE INDIVIDUAL AS IT APPEARS UNDER ITS PASSPORT], hereby represent and warrant that I have good and marketable title to the [PLEASE INSERT NUMBER OF SHARES] shares represented by the temporary registered share certificate(s) numbered [PLEASE INSERT NUMBER(S) OF THE TEMPORARY SHARE CERTIFICATE(S)] issued by [PLEASE INSERT THE FULL COMMERCIAL TITLE OF THE TARGET TURKISH ENTITY] on [PLEASE INSERT THE ISSUANCE DATE OF THE TEMPORARY SHARE CERTIFICATE(S)] (“Shares”) that I have been holding in [PLEASE INSERT THE FULL COMMERCIAL TITLE OF THE TURKISH ENTITY], each with a nominal value of [PLEASE INSERT NOMINAL VALUE OF EACH SHARE] TL and with a total nominal value of [PLEASE INSERT TOTAL NOMINAL VALUE OF THE SHARES]; free and clear of any encumbrances and/or other third party’s rights of any kind; and have the full right, power and authority to sell, assign, transfer, endorse and deliver the Shares.

I hereby irrevocably sell the Shares free from all encumbrances and any other third party’s rights and transfer the temporary share certificate representing the Shares by endorsement, to ALAMOS GOLD INC. and I declare that I have fully received the nominal value of the Shares as the purchase price and that I do not have any outstanding claims whatsoever against ALAMOS GOLD INC. in relation to the Shares and the transfer thereof.

The Transferor

[PLEASE INSERT FULL NAME OF THE INDIVIDUAL AS IT APPEARS UNDER ITS PASSPORT]

Signature:
Date:

Agreed and Accepted by the Transferee

ALAMOS GOLD INC.

Signature:
[By:]
[Title:]
Date:

SCHEDULE “L”

Agi Dagi Operation Licences and
Plan of Amalgamation

(Sections 1.1(b) & 1.1(c))

Agi Dagi Operation Licences

*Please note that the area of license with registry no. 35987 is 1,616.44 hectare pursuant to the records of the Mining Department.

Plan of Amalgamation

See next page.

LEGEND
Licence boundary
Boundary of reduced and merge area
Koordinates of reduced and merge area
67874
35987
28255
46591
40912
Reduced Areas
Kilometers
AGIDAGI
(28255, 35987,46591, 67874)
REDUCED AND MERGE
MAP

28255, 35987, 67874 ve 46591 Nolu Ruhsatların Küçültme - Birleştirme Koordinatları

Paftalar : I17-b2, I17-b3 (Alan: 2337.12 hektar)

P.No	S.No	Y	X	P.No	S.No	Y	X	P.No	S.No	Y	X	P.No	S.No	Y	X
1	1	496875	4420050	1	11	498976	4416000	1	21	492558	4414992	1	31	492150	4415400
1	2	497975	4420100	1	12	497220	4415000	1	22	494673	4412913	1	32	492139	4415401
1	3	498340	4419438	1	13	496662	4414682	1	23	494477	4412979	1	33	496840	4419030
1	4	498367	4418459	1	14	496601	4414895	1	24	494457	4413000	2	34	496900	4410900
1	5	498579	4418887	1	15	495600	4414025	1	25	494412	4413000	2	35	497133	4410494
1	6	498421	4416833	1	16	495288	4414112	1	26	493575	4413280	2	36	496669	4410950
1	7	498425	4416700	1	17	495225	4414060	1	27	493460	4413000				
1	8	498410	4416685	1	18	494725	4414275	1	28	492000	4413000				
1	9	499000	4416600	1	19	494733	4414339	1	29	492000	4415380				
1	10	499000	4416014	1	20	493117	4415000	1	30	492142	4415399